
05008371

3/11

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rentokil Initial 2005 plc

*CURRENT ADDRESS Felcourt
East Grinstead
West Sussex RH19 2JY
United Kingdom

**FORMER NAME

**NEW ADDRESS

B

FILE NO. 82- 34878 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/26/05

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000. This document has been prepared on the assumption that the Scheme has become effective in accordance with its current terms.

A copy of this document, which comprises listing particulars relating to New Rentokil Initial in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in accordance with section 83 of that Act.

The Directors of New Rentokil Initial, whose names appear on page 4, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

No New Shares have been marketed to, nor are any available for purchase by, the public in the United Kingdom or elsewhere in connection with the introduction of the New Shares to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in New Rentokil Initial.

Applications have been made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for those shares to be admitted to trading on its market for listed securities. If the Scheme proceeds as currently envisaged, it is expected that Admission will become effective, and that dealings in those shares will commence, on 21 June 2005.

ARLS
12-31-04


Rentokil Initial

RENTOKIL INITIAL 2005 plc

(Incorporated in England and Wales under the Companies Act 1985 with Registered Number 5393279)

(to be renamed Rentokil Initial plc)

Listing Particulars relating to the introduction to the Official List of up to 1,815,000,000 New Shares of 100 pence each

Sponsored by


UBS Investment Bank

This document has been prepared in connection with a scheme of arrangement pursuant to section 425 of the Companies Act 1985 to introduce a new holding company, New Rentokil Initial, to the Group. A summary of the principal features of the Scheme is set out in paragraph 3 of Part 1 of this document.

UBS Investment Bank is acting for Rentokil Initial and New Rentokil Initial and no one else in connection with New Rentokil Initial's application for listing and the proposals described in this document and will not be responsible to anyone other than Rentokil Initial and New Rentokil Initial for providing the protections afforded to its clients or for providing advice in relation to the listing, the contents of this document or any other matter referred to herein.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful.

Securities may not be offered or sold in the United States unless they are registered under the Securities Act or are exempt from such registration requirements. Any securities issued pursuant to the Scheme have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof.

This document contains certain forward-looking statements as defined under Section 21E of the Exchange Act and Section 27A of the Securities Act. These statements typically contain words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified elsewhere in this document as well as the following possibilities: future revenues are lower than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the industry, whether internationally or in the places the Group does business, are less favourable than expected; and/or conditions in the securities market are less favourable than expected. New Rentokil Initial does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions or assumptions or other factors, unless required to do so by the Listing Rules.

The distribution of New Shares in Canada is exempt from the requirement that New Rentokil Initial prepare and file a prospectus under the securities legislation of most jurisdictions in Canada. An application will be made for a discretionary exemption from the prospectus filing requirement in the remaining jurisdictions. Accordingly, any resale of New Shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of New Shares.

CONTENTS

		PAGE
EXPECTED TIMETABLE OF PRINCIPAL EVENTS		3
DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS		4
PART 1:	PROPOSALS	5
PART 2:	INFORMATION ON RENTOKIL INITIAL	11
PART 3:	FINANCIAL INFORMATION ON RENTOKIL INITIAL	15
PART 4:	ACCOUNTANTS' REPORT ON NEW RENTOKIL INITIAL	61
PART 5:	ADDITIONAL INFORMATION	64
PART 6:	DEFINITIONS	99

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

26 April 2005	Voting record date in respect of Rentokil Initial ADR holders
6 May 2005	Record date for proposed Rentokil Initial 2004 final dividend
19 May 2005	12.00 p.m. (New York time): Latest time for receipt by the US Depositary of completed white voting instructions cards in respect of the Rentokil Initial ADRs
24 May 2005	11.00 a.m.: Latest time for receipt of completed white forms of proxy for the Annual General Meeting
24 May 2005	11.45 a.m.: Latest time for receipt of completed pink forms of proxy for the Court Meeting(1)
24 May 2005	12.00 p.m.: Latest time for receipt of completed green forms of proxy for the Extraordinary General Meeting
24 May 2005	6.00 p.m.: Scheme Voting Record Time (in respect of the Annual General Meeting, Court Meeting and Extraordinary General Meeting)
26 May 2005	11.00 a.m.: Annual General Meeting
26 May 2005	11.45 a.m.: Court Meeting(2)
26 May 2005	12.00 p.m.: Extraordinary General Meeting(3)
3 June 2005	Expected date for payment of proposed Rentokil Initial 2004 final dividend
20 June 2005	Court Hearing to sanction the Scheme
20 June 2005	Last day of dealings in Ordinary Shares(4)
20 June 2005	Scheme Record Date(4)
20 June 2005	6.00 p.m.: Scheme Record Time, Rentokil Initial register of members closes and Ordinary Shares disabled in CREST(4)
21 June 2005	Effective Date(4)
21 June 2005	8.00 a.m.: Delisting of Ordinary Shares, New Shares admitted to the Official List, crediting of New Shares to CREST accounts and commencement of dealings in New Shares on the London Stock Exchange(4)(5)
22 June 2005	Court hearing of the petition to confirm the New Rentokil Initial Reduction of Capital(6)
23 June 2005	New Rentokil Initial Reduction of Capital becomes effective(6)
By 12 July 2005	Despatch of New Share certificates(6)

All times are UK times unless otherwise stated.

(1) *Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman or the Company's Registrars, Capita Registrars, at the Court Meeting.*

(2) *To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Annual General Meeting.*

(3) *To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.*

(4) *These dates are indicative only and will depend, inter alia, on the date upon which the Court sanctions the Scheme.*

(5) *New Shares credited to the account of the US Depositary will be represented by the Rentokil Initial ADRs (in certificated or book-entry form) which will continue to be honoured by the US Depositary.*

(6) *These dates are indicative only and will depend, inter alia, on the date upon which the Scheme becomes effective.*

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Brian D. McGowan	Chairman[1]
	Douglas Flynn	Chief Executive
	Roger C. Payne	Finance Director[2]
	Edward F. Brown	Executive Director
	Ian Harley	Non-executive Director
	Peter J. Long	Non-executive Director
	Paul Mason	Non-executive Director
	Ronald R. Spinney	Non-executive Director

The business address for all the above Directors is Felcourt, East Grinstead, West Sussex RH19 2JY.

Company Secretary	Robert Ward-Jones
Registered and Head Office	Felcourt East Grinstead West Sussex RH19 2JY
Sponsor, Financial Adviser and Broker to New Rentokil Initial	UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP
Financial Adviser and Broker to Rentokil Initial	UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP
Auditors and Reporting Accountants	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Solicitors to the Company	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS
	Denton Wilde Sapte One Fleet Place London EC4M 7WS
Principal Bankers	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB
	HSBC Bank plc 8 Canada Square London E14 5HQ
	The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR
Registrars	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

(1) As at the date of this document, Brian McGowan is the Executive Chairman of Rentokil Initial. On 1 May 2005, he will revert to his former position of non-executive Chairman of Rentokil Initial and, subject to the Scheme becoming effective, will be the Non-Executive Chairman of New Rentokil Initial.

(2) In March 2005, Rentokil Initial announced that Roger Payne intends to take early retirement and will step down as Finance Director of Rentokil Initial, although he will remain in his current role whilst a successor is sought. As at the date of this document, a successor has yet to be identified.

PART 1. PROPOSALS

1. Introduction

On 24 February 2005, Rentokil Initial announced its intention to implement a corporate reorganisation by putting in place a new listed holding company for the Group. The corporate reorganisation is proposed to be effected by way of a court sanctioned scheme of arrangement under section 425 of the Companies Act 1985 between Rentokil Initial and its shareholders.

2. Reasons for the Proposals

Over the last 5 financial years, Rentokil Initial has used some £1.9 billion of its distributable reserves in implementing a share buy back programme following the acquisition of Ratin A/S in 2000. Furthermore, under European legislation which came into force in the UK in November 2004, Rentokil Initial, in common with all other listed European companies with financial years starting on or after 1 January 2005, must adopt International Financial Reporting Standards in respect of its consolidated accounts for the current financial year. The Directors believe that the adoption of these standards, in particular the need to recognise (under IAS 19) Rentokil Initial's pension fund deficit as a liability, will further reduce the level of Rentokil Initial's distributable reserves.

Accordingly, so as to ensure that there remains sufficient distributable reserves to absorb the impact of the new accounting standards and to support likely dividend requirements in the medium to long term, the Directors consider that up to £1.8 billion of additional distributable reserves should be created. They have concluded that the best way of achieving this would be to implement a reorganisation involving the introduction of a new listed holding company, New Rentokil Initial, by means of a scheme of arrangement (described in more detail in paragraph 3 below). Shortly after the Scheme becomes effective, New Rentokil Initial plans to implement a reduction of capital (described in more detail in paragraph 9 below) to create the required level of additional distributable reserves. A number of other listed companies have, in the recent past, implemented similar reorganisations for similar purposes.

The Directors have no current intention to use the distributable reserves to be created by the Proposals to support a share repurchase programme or to effect any other return of cash to shareholders, but the additional reserves will give the Directors the flexibility to do so should circumstances change.

The Proposals should not result in any disruption to Rentokil Initial's day-to-day commercial operations.

3. Principal features of the Scheme

Structure

Under the Scheme, all Scheme Shares will be cancelled and New Ordinary Shares will be issued to New Rentokil Initial. In consideration for the cancellation of the Scheme Shares, Scheme Shareholders at the Scheme Record Time will receive shares having the same economic and voting rights in New Rentokil Initial as they then held in Rentokil Initial on the following basis:

for each Scheme Share cancelled   one New Share

The Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

Scheme Shareholders will not receive any cash sum, nor will Rentokil Initial pay up any dividend to New Rentokil Initial, pursuant to the Scheme.

The New Shares will have the same rights as those attaching to the existing Ordinary Shares. The New Shares to be issued pursuant to the Scheme will rank *pari passu* in all respects with any New Shares in issue at the Scheme Record Time and shall rank in full for all dividends or distributions made, paid, or declared after the Scheme Record Date on the ordinary share capital of New Rentokil Initial. Rights attaching to the New Shares are summarised in paragraph 8 of Part 5 of this document.

Effect of the Scheme

The Scheme is subject to a number of conditions as set out in paragraph 4 below. If these conditions are satisfied and the Scheme becomes effective, New Rentokil Initial will (i) become the immediate holding company of Rentokil Initial, (ii) in turn, be owned by Scheme Shareholders in the proportions in which they own Rentokil Initial at the Scheme Record Time and (iii) be renamed Rentokil Initial plc (and the existing Rentokil Initial plc will be renamed Rentokil Initial 1927 plc). The Scheme is expected to become effective and dealings in New Shares are expected to commence on 21 June 2005.

Transitional matters

Further Ordinary Shares may be allotted before and after the Scheme comes into effect. In order to ensure that the timing of the allotment of those shares does not leave them outside the scope of the Scheme, it is proposed that the Rentokil Initial Articles be amended in such a way as to ensure that: (i) any Ordinary Shares which are issued prior to the confirmation by the Court of the reduction of capital provided for under the Scheme will be allotted and issued subject to the terms of the Scheme and will be bound by the Scheme accordingly; (ii) any Ordinary Shares which are allotted and issued after the Scheme has become effective will be acquired by New Rentokil Initial and/or its nominee or nominees after the New Rentokil Initial Reduction of Capital becomes effective in exchange for the issue or transfer of New Shares to the allottees; and (iii) in the event that any Ordinary Shares are allotted and issued to any person within (ii) above following any reorganisation of or material alteration to the share capital of either Rentokil Initial or New Rentokil Initial or any other return of value to holders of New Shares after the Effective Date, the number of New Shares to be issued or transferred to that person will be adjusted in an appropriate manner. In this way, the allottees in question will receive New Shares instead of Ordinary Shares.

4. Conditions to the implementation of the Scheme

The implementation of the Scheme is conditional on the following having occurred:

(a) the Scheme having been approved by a majority in number, representing not less than three-fourths in value, of those Ordinary Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the special resolution to approve certain matters to give effect to the Scheme having been duly passed at the Extraordinary General Meeting by a majority of not less than three-fourths of the votes cast;

(c) the Scheme having been sanctioned by the Court at the Court Hearing;

(d) an office copy of the Order of the Court sanctioning the Scheme under section 425 of the Companies Act having been delivered to the Registrar of Companies for registration and the minute confirming the reduction of capital in relation to the Scheme having been registered by the Registrar of Companies; and

(e) permission having been granted by the UKLA and the London Stock Exchange to admit the New Shares to the Official List and to trading on the London Stock Exchange's market for listed securities respectively.

The Court Meeting and Extraordinary General Meeting will be held on the same day as the Annual General Meeting.

The Annual General Meeting has been convened for 11.00 a.m. on 26 May 2005 at which meeting, or any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, approve the resolutions set out in the notice of Annual General Meeting which was sent to Ordinary Shareholders on 26 April 2005. Such resolutions are of the usual kind proposed at Rentokil Initial's annual general meetings and do not seek approval for, and are not in any way related to, the Scheme or the Proposals.

The Court Meeting has been convened for 11.45 a.m. on 26 May 2005 (or, if later, immediately following the conclusion or adjournment of the Annual General Meeting) pursuant to an order of the Court, at which meeting, or at any adjournment thereof, Ordinary Shareholders appearing on the register at the Scheme Voting Record Time will consider and, if thought fit, approve the Scheme. Shareholders also have the right to attend the Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the Scheme.

The Extraordinary General Meeting has been convened for 12.00 p.m. on 26 May 2005 (or, if later, immediately following the conclusion or adjournment of the Court Meeting). At the Extraordinary General Meeting, or at any adjournment thereof, Ordinary Shareholders appearing on the register at the Scheme Voting Record Time will consider and, if thought fit, pass, *inter alia*, a special resolution to approve certain matters to give effect to the Scheme.

If the Scheme has not become effective by 31 December 2005 (or such later date as Rentokil Initial and New Rentokil Initial may agree and the Court may allow), it will lapse, in which event there will not be a new holding company of Rentokil Initial, Scheme Shareholders will remain shareholders of Rentokil Initial and Ordinary Shares will continue to be listed on the Official List.

5. *Listings, dealings, share certificates and settlement*

Application has been made to the UKLA for the admission of up to 1,815,000,000 New Shares to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in Ordinary Shares is expected to be 20 June 2005. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 20 June 2005, the Scheme Record Time. It is expected that Admission will become effective and that dealings in the New Shares will commence on 21 June 2005, the Effective Date. The listing of Ordinary Shares is also expected to be cancelled on that date. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for the Ordinary Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme becomes effective.

With effect from and including the Effective Date, all share certificates representing the Scheme Shares will cease to be of value and should be destroyed. Rentokil Initial ADRs (in certificated and book-entry form) will represent New Shares from the Effective Date and will continue to be honoured by the US Depositary.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Directors will apply for the New Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in New Shares following Admission may take place within the CREST system. CREST is a voluntary system and uncertificated holders of New Shares who wish to receive and retain share certificates will be able to remove their New Shares from the CREST system following the Scheme becoming effective.

For Scheme Shareholders who hold their Ordinary Shares in a CREST account at the Scheme Record Time, New Shares are expected to be credited to the relevant CREST members' accounts on 21 June 2005, the Effective Date. For those holding shares in certificated form at the Scheme Record Time, definitive share certificates for the New Shares are expected to be despatched within fifteen business days after the Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto. Pending the despatch of certificates for New Shares, transfer of New Shares will be certified against the register of members of New Rentokil Initial. Temporary documents of title will not be issued in respect of the New Shares.

Ordinary Shares held in uncertificated form will be disabled in CREST on the Scheme Record Date. New Rentokil Initial reserves the right to issue New Shares to any or all shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to payment of dividends on Ordinary Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the Effective Date to be valid and effective mandates or instructions to New Rentokil Initial in relation to the corresponding holding of New Shares.

6. Dividends and accounting

Dividends

The introduction of New Rentokil Initial as the new group holding company pursuant to the Scheme will not affect the underlying earnings of Rentokil Initial or its current dividend policy. Instead of receiving dividends on their Ordinary Shares, Scheme Shareholders who receive New Shares will be paid dividends on their New Shares. The Directors expect that New Rentokil Initial will adopt a dividend policy similar to that of Rentokil Initial's at the Effective Date.

Rentokil Initial expects to pay, on 3 June 2005, a final dividend of 4.78 pence per Ordinary Share in respect of the financial year ended 31 December 2004 to Ordinary Shareholders on the Rentokil Initial register of members on 6 May 2005, the proposed record date for such dividend. Rentokil Initial does not currently intend to pay any additional dividends to Ordinary Shareholders prior to the Scheme becoming effective and would only do so if the Effective Date was delayed beyond its next proposed dividend payment date following 3 June 2005. Such payment date is expected to be 28 October 2005 (in respect of an interim dividend for the six months ended 30 June 2005).

After the Effective Date, dividends will be paid on New Shares by New Rentokil Initial. If, as is anticipated, the Scheme becomes effective before 28 October 2005 (it is currently expected to become effective on 21 June 2005), New Rentokil Initial expects to pay an interim dividend for the six months ended 30 June 2005 on 28 October 2005. New Rentokil Initial also currently expects to pay a final dividend in May 2006 in respect of the financial year ended 31 December 2005.

Accounting

To date, Rentokil Initial's financial statements have been prepared under UK Generally Accepted Accounting Principles (***UK GAAP***). In common with all other listed European companies with financial years starting on or after 1 January 2005, the Group is now required to prepare its consolidated financial statements for all periods starting on or after 1 January 2005 in accordance with International Financial Reporting Standards (***IFRS***) as adopted by the European Union (***EU***) and implemented in the UK. Consequently, the first results prepared in accordance with IFRS will be the Group's interim results for the six months to 30 June 2005.

Rentokil Initial has made, and continues to make, good progress in preparing for this transition and evaluating the likely financial effects. It is anticipated, subject to audit, that the principal impacts on profits are likely to be restricted to International Accounting Standard (IAS) 19 "Employee Benefits" and IAS 38 "Intangible assets". These impacts are outlined below.

IAS 19 requires the net valuation of a company's defined benefit pension schemes to be reflected in the balance sheet and the values of the assets and liabilities of the schemes to be based on market values at the balance sheet date. This is likely to increase volatility of reported profits and, as referred to in paragraph 2 of this Part I, will also reduce the level of Rentokil Initial's distributable reserves.

IAS 38 requires the allocation of the consideration paid on acquisitions between various intangible assets (such as customer contracts etc) and for these intangible assets to be capitalised and amortised over the period that they deliver economic benefit. Since 1998, on the adoption of Financial Reporting Standard (FRS) 10 "Intangible fixed assets", goodwill capitalised in respect of acquisitions made by the group has been determined to have an indefinite life and has therefore not been amortised but is subject to annual impairment reviews. The amortisation of intangible assets recognised under IAS 38 will therefore reduce reported profits.

This analysis is based on the IFRSs which are expected to be applicable as at 31 December 2005 and the interpretation of these standards. IFRSs are subject to possible amendment by, and interpretive guidance from, the International Accounting Standards Board as well as the ongoing review and endorsement by the EU, and are therefore subject to change. The above analysis may therefore require revision before the group prepares its first results under IFRS.

Rentokil Initial expects to present the main reconciling items between its results for the year ended 31 December 2004 under UK GAAP, prior to its scheduled 2005 interim results announcement.

7. Share Schemes

Details of the proposals to be made to participants in the Rentokil Initial Share Schemes as a result of the Scheme will be sent to participants. The following is a general summary of those proposals.

Awards held under the Rentokil Initial Deferred Share Plan which relate to Ordinary Shares will automatically become awards which relate to the equivalent number of New Shares and will continue to be held on the same terms. Award holders will be notified accordingly.

Rentokil Initial Share Schemes

Participants in the Rentokil Initial Share Schemes are being offered options over New Shares in exchange for their outstanding options over Ordinary Shares granted under the Rentokil Initial Share Schemes. The options over New Shares will be treated as granted at the date of grant of the options they replace and will be held on all the terms of the Rentokil Initial Share Scheme under which the original options were granted.

Further information on the Rentokil Initial Share Schemes is set out in paragraph 10 of Part 5 of this document.

New Rentokil Initial Share Scheme

New Rentokil Initial has, by a resolution of the Directors, adopted one new scheme—the New Rentokil Initial SAYE Scheme which mirrors the provisions of the Rentokil Initial SAYE Scheme. Further information on the New Rentokil Initial SAYE Scheme is set out in paragraph 10 of Part 5 of this document.

8. Overseas shareholders

General

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom (***overseas shareholders***) may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of New Shares following completion of the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If New Rentokil Initial is advised that the allotment and issue of New Shares to any overseas shareholders would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require New Rentokil Initial to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of New Rentokil Initial, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that New Rentokil Initial may in its sole discretion determine either (i) that the holder's entitlement to New Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder; or (ii) where New Rentokil Initial is advised that the approach proposed in option (i) would be unlawful in a particular jurisdiction, that the holder's entitlement to New Shares shall be issued to a nominee for such holder appointed by New Rentokil Initial and then sold, with the net proceeds being remitted to the holder concerned. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant holder.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances. For additional information relating to certain US and Danish tax considerations relevant to persons resident in the United States or Denmark see paragraphs 17 and 18 of Part 5 of this document respectively.

United States

Any securities to be issued pursuant to the Scheme in the United States have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, Rentokil Initial will advise the Court that its sanctioning of the Scheme will be relied on by New Rentokil Initial as an approval of the Scheme following a hearing on its fairness to Scheme Shareholders, at which Court Hearing all Scheme Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

Securities to be issued pursuant to the Scheme should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and persons who receive securities in the Scheme (other than "affiliates" as described in the paragraph below) may resell them without restriction under the Securities Act. Any securities issued pursuant to the Scheme will not be registered under any US state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities laws of such state.

A person who is entitled to receive New Shares pursuant to the Scheme and who is an affiliate of Rentokil Initial prior to implementation of the Scheme may not resell such securities without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) of the Securities Act or another applicable exemption from registration or in a transaction not subject to registration (including a transaction that satisfies the applicable requirements of Regulation S under the Securities Act). Whether a person is an affiliate of a company for purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of Rentokil Initial should consult their own legal advisers prior to any sale of securities received in the Scheme.

Holders of Ordinary Shares and Rentokil Initial ADRs who are citizens or residents of the United States are advised that any securities issued pursuant to the Scheme have not been and will not be registered under the Exchange Act. New Rentokil Initial intends to obtain an exemption from the reporting requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. Accordingly, if the SEC informs New Rentokil Initial that it has been added to the list of foreign private issuers that claim this exemption, New Rentokil Initial will comply with the information supplying requirements of Rule 12g3-2(b) and, so long as it continues to rely on this exemption, will furnish to the SEC information that (A) it has made or is required to make public in the United Kingdom; (B) it has filed or is required to file with the UKLA and which has been made public by the UKLA; or (C) it has distributed or is required to distribute to its shareholders. Information that New Rentokil Initial furnishes to the SEC pursuant to Rule 12g3-2(b) may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

9. New Rentokil Initial Reduction of Capital

Shortly after the Scheme becomes effective, the capital of New Rentokil Initial will be reduced by decreasing the nominal value of each New Share and each unissued ordinary share in the capital of New Rentokil Initial from £1 (or such lower nominal value as the Directors may decide prior to the date on which the Court is asked to sanction the Scheme) to 1 penny. The Directors would decide on a lower nominal value than £1 if it were necessary to ensure that the New Shares were not allotted at a discount to their nominal value (which would be a breach of the Companies Act 1985). As explained above, the New Rentokil Initial Reduction of Capital is being implemented to create distributable reserves in New Rentokil Initial.

The initial shareholders of New Rentokil Initial have resolved to reduce its capital as described above, conditional on the Scheme becoming effective. At the Extraordinary General Meeting of Rentokil Initial, its shareholders, who will become the shareholders of New Rentokil Initial if the Scheme becomes effective, will be asked to approve the New Rentokil Initial Reduction of Capital. The New Rentokil Initial Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve on the balance sheet of New Rentokil Initial of approximately £1.8 billion (assuming a reduction of 99 pence per share and no further shares of Rentokil Initial are issued after 22 April 2005 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme).

The New Rentokil Initial Reduction of Capital is expected to become effective on 23 June 2005.

PART 2. INFORMATION ON RENTOKIL INITIAL

1. Description of Rentokil Initial

Introduction

Rentokil Initial is one of the largest business service groups in the world. It currently has in excess of 90,000 employees and provides a range of business support services in more than 40 countries, including the major economies in Europe, North America, Asia Pacific and Africa.

Rentokil Initial currently operates in four markets: Hygiene, Security, Facilities Management and Parcels Delivery. All of the services within these four markets are provided under either the "Rentokil" or "Initial" brand names.

The Directors' aim is to accelerate growth, particularly in Hygiene and Security, with the main focus being on continental Europe. Rentokil Initial will, however, continue to develop all its services in its existing geographic areas.

In its audited financial statements for the year ended 31 December 2004, Rentokil Initial reported total consolidated turnover and operating profits from total continuing operations before exceptional items of £2,435.3 million (2003: £2,426.2 million) and £395.1 million (2003: £456.2 million) respectively. Basic earnings per share were 11.87p (2003: 15.83p) and dividends per share were 6.71p (2003: 6.10p). Consolidated equity shareholders' funds at that date were negative £569.6 million (2003: negative £631.1 million). Consolidated operating profits from total continuing activities after exceptional items were £345.7 million.

Based on a Closing Price per Ordinary Share of 163.25 pence on 22 April 2005 (being the latest practicable date prior to publication of this document), Rentokil Initial had a total market capitalisation of approximately £2,955.5 million. Rentokil Initial is currently a member of the FTSE-100. Upon the Scheme becoming effective, it is expected that New Rentokil Initial will replace Rentokil Initial as a member of the index.

Hygiene

Rentokil Initial provides Hygiene Services and Pest Control Services within the overall Hygiene market.

Hygiene Services

Hygiene Services offers a total washroom solution service, floor mat, garments and flat linen rental services. The washroom solutions range provides every consumable item, dispensers, drying and disposal systems required in today's modern washroom. Protective floor mats are supplied to a wide client base. Bespoke workwear is manufactured and supplied to commercial, industrial and hospitality customers, with full inventory management available. Specialist high-performance workwear is designed and produced for sectors such as the medical, hi-tech and emergency services. Flat linen (primarily table and bedroom linen) is rented and laundered for corporate and hospitality customers and health service providers.

In the financial year ended 31 December 2004, Hygiene Services accounted for 31.2 per cent. of the Group's turnover and 42.7 per cent. of the Group's operating profits before exceptional items on a continuing basis, with 23.2 per cent. and 65.1 per cent. of total Hygiene Services turnover arising in the United Kingdom and continental Europe respectively.

Pest Control

Pest Control provides a service for the prevention of pests, primarily in the commercial and industrial sectors. Rentokil Initial's research and development provides effective and innovative solutions for pest control with specific emphasis placed on health, safety and protection of the environment.

In the financial year ended 31 December 2004, Pest Control Services accounted for 9.2 per cent. of the Group's turnover and 19.5 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Security

Security delivers solutions that meet customers' needs for personal safety and protection of property. Rentokil Initial provides security services for Rentokil Initial's customers tailored to meet their individual requirements, using advanced electronic security technology, well trained security officers or a combination of both.

In the financial year ended 31 December 2004, security services accounted for 23.6 per cent. of the Group's turnover and 13.2 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Facilities Management

Rentokil Initial provides Facilities Management Services, Tropical Plants Services and Conferencing Services within the overall Facilities Management market.

Facilities Management Services

Facilities Management Services provides cleaning, catering and hospital services individually, but which also create the platform for multi-service contracts offering one point of customer contact. Any number of Rentokil Initial services can be incorporated within a contract using our own specialist management services.

These services are provided predominantly in the UK and, in the financial year ended 31 December 2004, accounted for 18.6 per cent. of the Group's turnover and 7.3 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Tropical Plants

Tropical Plants are offered to customers on a rental and maintenance or purchase and maintenance basis, ranging from a single plant or tree to displays for the largest atrium. Rentokil Initial's specialist in-house design and development team also offers a range of services to facilities managers, interior designers and architects, to introduce plants as an integral part of building design and refurbishment.

The business operates in over 16 countries and, in the financial year ended 31 December 2004, accounted for 4.3 per cent. of the Group's turnover and 3.0 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Conferencing

Conferencing provides a UK network of 28 specialised education and training centres to meet the needs of corporate and public sector customers. These centres provide specialist meeting facilities and residential accommodation, together with leisure and recreational amenities.

The business operates solely in the UK and, in the financial year ended 31 December 2004, accounted for 3.8 per cent. of the Group's turnover and 6.4 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Parcels Delivery

Parcels delivery is a UK premium express service with options for next-day or specific delivery times. An Internet tracking system and integrated dispatch process provides all customers with continuous information on delivery progress.

In the financial year ended 31 December 2004, it accounted for 9.3 per cent. of the Group's turnover and 7.9 per cent. of the Group's operating profits before exceptional items on a continuing basis.

2. Employees

The number of Rentokil Initial employees (on a monthly average basis) during the last three years were as set out below.

	2004	2003	2002
Service	81,543	84,752	83,184
Selling	3,503	3,322	3,201
Administration	5,948	5,990	6,062
Total	90,994	94,064	92,447

3. Significant change

There has been no significant change in the financial or trading position of the Group since 31 December 2004 (the date to which the latest audited published results of the Group were prepared).

4. Current trading and prospects

In its trading statements issued in November 2004 and February 2005, Rentokil Initial set out the Group's prospects for 2005, whereby the board anticipated that:

— the reinvestment programme was essential and would continue at present levels;

— there would be a further deterioration in the trading results in the first half of 2005;

— the benefits of the investments and cultural changes should start to come through thereafter; and

— the performance for 2005 as a whole would be weaker than in 2004.

The board of Rentokil Initial and the Board continue to hold these views and, with the new Chief Executive of Rentokil Initial, Doug Flynn, now in the post, continue to believe that the right actions are being taken to return to a path of sustainable growth over the medium to longer term.

The board will give a further update in its scheduled AGM trading statement to be issued on 26 May 2005.

5. Working capital

New Rentokil Initial is of the opinion that, taking into account available bank and other facilities and assuming the Scheme becomes effective, the Group has sufficient working capital for its present requirements that is, for at least 12 months following the date of this document.

6. Corporate Social Responsibility

Rentokil Initial takes account of social, environmental and ethical considerations when managing the business and when contemplating new activities. In 2002 the board adopted a range of corporate social responsibility (***CSR***) policies. In addition to the existing policies and procedures in respect of the environment and health and safety, they comprise policies on ethics and polices in relation to the fundamental rights of employees, equal opportunities and diversity, employee remuneration, training and employee development, job security and wealth creation, relationships with customers and suppliers and community involvement.

Over the course of the last financial year, Rentokil Initial has taken action to continue to bear down on the following risks: health & safety (occupational road risk); environmental (operational impact on the community through the further development of non toxic pesticide procedures); workplace (developing integrity of service delivery through employee development with the initiation of basic skills training in UK Cleaning and in South Africa); marketplace (maintaining fair and open dealings with customers and suppliers and securing best value bought in products or services to the standards required through the enhancement of procurement management systems) and community (the Olivenhoutboush Community development and AIDS support project).

Rentokil Initial is pleased that the introduction of a local investor in its business in South Africa (owning 25.1 per cent.) will be not only in the long term best interests of the company and its employees but will also play a small part in spreading economic prosperity in the wider community.

As a result of its review of CSR activities, Rentokil Initial plans ongoing activity in areas to address social, environmental and ethical risks. These actions will be reinforced through organisational changes that it has introduced during the course of the last year. Rentokil Initial's environmental and health and safety management was repositioned to become part of its risk management directorate. Similarly, it has appointed its first group human resources director (previously there had been no professional human resources representation at the group level).

Rentokil Initial will continue to focus its CSR attention on areas where its impact on its stakeholders is most beneficial:

- delivering an improved and more secure environment for its employees, clients and the communities in which they and the Group operate;
- providing strong and developing career opportunities for all its employees, based on merit; and

- operating ethically as an international business to the benefit of the clients and suppliers in the communities where it operates.

Delivering against each of these has to be set against meeting its shareholders' expectations and its being satisfied that a good business case exists for the promotion of corporate responsibility initiatives. The Directors believe firmly that behaving responsibly is key to protecting and enhancing the reputation and value of its brands for the benefit of all stakeholders.

Rentokil Initial views the processes in place to manage risk and to motivate and incentivise managers described in the report as equally relevant to an analysis of social, environmental and ethical matters. The on-going evaluation of systems and procedures is intended to ensure that the management system (including the internal control framework) is effective in ensuring that issues of a social, environmental or ethical nature are identified and acted upon. Rentokil Initial has extended its internal control verification systems to ensure that businesses report periodically on their progress towards compliance with the company's CSR policies.

7. Regulation

Rentokil Initial is required in certain jurisdictions to comply with licensing requirements in relation to its security businesses (for example, manned guarding and electronic security). So far as Rentokil Initial is aware, such businesses are in material compliance with the relevant legal requirements and, to date, none of such businesses have been prevented from operating by a failure to obtain or comply with the relevant licences.

PART 3: FINANCIAL INFORMATION ON RENTOKIL INITIAL

The financial information set out in Part 3 for the year ended 31st December 2004 has been extracted, without material adjustment, from the audited consolidated statutory accounts of Rentokil Initial for the year ended 31st December 2004 (the "2004 accounts"). The financial information for the year ended 31st December 2003 is presented as it was originally published in the audited consolidated statutory accounts of Rentokil Initial for the year ended 31st December 2003 (the "2003 accounts") and also it was published in the 2004 accounts where it was restated following the adoption of UITF Abstract 38 "Accounting for ESOP Trusts". The financial information for the year ended 31st December 2002 has been extracted, without material adjustment, from the 2003 accounts, supplemented where necessary with disclosures from the audited consolidated statutory accounts of Rentokil Initial for the year ended 31st December 2002. These comparatives were restated in the 2003 accounts following the adoption of FRS 5 Application Note G, but have not been restated for the subsequent adoption of UITF Abstract 38 "Accounting for ESOP Trusts" or for operations which were classified as "discontinued' in the 2004 accounts.

The financial information contained in this Part 3 does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The statutory accounts for Rentokil Initial for each of the two years ended 31st December 2003 have been delivered to the Registrar of Companies pursuant to section 242 of the Companies Act. Statutory accounts for the year ended 31st December 2004 will be delivered to the Registrar of Companies following Rentokil Initial's Annual General Meeting on 26th May 2005. The auditors reports on the consolidated statutory accounts for each of the three years ended 31st December 2004 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER

	Notes	2004 Before exceptional items £m	2004 Exceptional items (note 3) £m	2004 After exceptional items £m	2003 £m	2002 £m
Turnover (including franchisees and share of associates)						
Continuing operations		**2,427.7**	—	**2,427.7**	2,426.2	2,310.8
Acquisitions		**7.6**	—	**7.6**	—	—
Total continuing operations		**2,435.3**	—	**2,435.3**	2,426.2	2,310.8
Discontinued operations		**15.5**	—	**15.5**	60.0	28.7
Turnover (including franchisees and share of associates)		**2,450.8**	—	**2,450.8**	2,486.2	2,339.5
Less:						
Share of turnover of associates (all continuing)		**(18.5)**	—	**(18.5)**	(18.7)	(18.4)
Turnover of franchisees (all continuing)		**(110.2)**	—	**(110.2)**	(101.2)	(87.9)
Group turnover	1	**2,322.1**	—	**2,322.1**	2,366.3	2,233.2
Cost of sales	2	**(1,872.9)**	**(23.7)**	**(1,896.6)**	(1,861.3)	(1,746.6)
Gross profit		**449.2**	**(23.7)**	**425.5**	505.0	486.6
Administrative expenses	2	**(57.8)**	**(25.7)**	**(83.5)**	(53.1)	(48.2)
Group operating profit						
Continuing operations		**388.6**	**(49.4)**	**339.2**	452.6	438.6
Acquisitions		**2.4**	—	**2.4**	—	—
Continuing operations		**391.0**	**(49.4)**	**341.6**	452.6	438.6
Discontinued operations		**0.4**	—	**0.4**	(0.7)	(0.2)
Group operating profit		**391.4**	**(49.4)**	**342.0**	451.9	438.4
Share of profit of associates (all continuing)		**4.1**	—	**4.1**	3.6	3.6
Total operating profit		**395.5**	**(49.4)**	**346.1**	455.5	442.0
Loss on disposal of businesses	3	—	—	—	(11.7)	—
Profit on ordinary activities before interest		**395.5**	**(49.4)**	**346.1**	443.8	442.0
Interest payable (net)	4	**(48.3)**	—	**(48.3)**	(47.0)	(51.7)
Profit on ordinary activities before taxation	1&5	**347.2**	**(49.4)**	**297.8**	396.8	390.3
Tax on profit on ordinary activities	6			**(81.6)**	(105.2)	(104.6)
Profit on ordinary activities after taxation				**216.2**	291.6	285.7
Equity minority interests				**(1.7)**	(1.5)	(1.1)
Profit for the financial year attributable to shareholders				**214.5**	290.1	284.6
Equity dividends	7			**(120.7)**	(110.1)	(101.6)
Profit retained for the financial year				**93.8**	180.0	183.0
Basic earnings per 1p share	9			**11.87p**	15.83p	15.00p
Adjusted earnings per 1p share	9			**14.30p**	16.47p	15.00p
Diluted earnings per 1p share	9			**11.87p**	15.81p	14.94p
Dividends per 1p share	7			**6.71p**	6.10p	5.53p

Statement of Total Recognised Gains and Losses

FOR THE YEAR ENDED 31ST DECEMBER

	2004 £m	2003 £m	2002 £m
Profit for the financial year	**214.5**	290.1	284.6
Gain on sale of interest in South African business (note 32)	**14.2**	—	—
Adjustment to goodwill (note 10)	**(16.4)**	—	—
Currency translation adjustments	**(4.7)**	(3.6)	(11.9)
Total gains recognised in the financial year	**207.6**	286.5	272.7

Reconciliation of Movements in Equity Shareholders' Funds

FOR THE YEAR ENDED 31ST DECEMBER

	2004 £m	2003 (restated) £m	2003 (presented) £m	2002 £m
Profit for the financial year	**214.5**	290.1	290.1	284.6
Equity dividends (note 7)	**(120.7)**	(110.1)	(110.1)	(101.6)
Profit retained for the financial year	**93.8**	180.0	180.0	183.0
New share capital issued (note 22)	**0.3**	2.9	2.9	5.2
Own shares purchased (note 21)	**(24.2)**	(73.1)	(73.1)	(237.5)
Goodwill written back on disposals (notes 3 & 32)	**(2.4)**	(1.7)	(1.7)	—
Deferred share awards and share options (note 24)	**0.9**	0.4	—	—
Other recognised gains and (losses) in the financial year	**(6.9)**	(3.6)	(3.6)	(11.9)
Net change in equity shareholders' funds	**61.5**	104.9	104.5	(61.2)
Equity shareholders' funds at 1st January as originally reported	**(631.1)**	(723.6)	(723.6)	(646.7)
Prior year adjustment on adoption of amendment to FRS 5	—	—	—	(15.7)
Prior year adjustment on adoption of UITF 38	—	(12.4)	—	—
Equity shareholders' funds at 1st January as restated	**(631.1)**	(736.0)	(723.6)	(662.4)
Equity shareholders' funds at 31st December	**(569.6)**	(631.1)	(619.1)	(723.6)

Balance Sheets

AT 31ST DECEMBER

	Notes	2004 £m	2003 (restated) £m	2003 (presented) £m	2002 £m
FIXED ASSETS					
Intangible assets	10	**192.9**	195.7	195.7	177.0
Tangible assets	11	**675.7**	662.8	662.8	624.3
Investments	12	**9.6**	11.7	23.7	23.8
		878.2	870.2	882.2	825.1
CURRENT ASSETS					
Stocks	13	**40.4**	45.2	45.2	45.4
Debtors due within one year	14	**455.7**	451.8	451.8	450.7
Debtors due after one year	14	**184.9**	167.6	167.6	176.4
Short term deposits and cash		**206.1**	272.8	272.8	246.5
		887.1	937.4	937.4	919.0
CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR					
Creditors	15	**(763.1)**	(754.9)	(754.9)	(737.9)
Bank and other borrowings	16	**(203.2)**	(82.9)	(82.9)	(65.0)
		(966.3)	(837.8)	(837.8)	(802.9)
Net current (liabilities)/assets		**(79.2)**	99.6	99.6	116.1
Total assets less current liabilities		**799.0**	969.8	981.8	941.2
CREDITORS AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR					
Creditors	17	**(10.9)**	(10.4)	(10.4)	(9.7)
Bank and other borrowings	18	**(1,138.5)**	(1,397.8)	(1,397.8)	(1,441.9)
		(1,149.4)	(1,408.2)	(1,408.2)	(1,451.6)
PROVISIONS FOR LIABILITIES AND CHARGES					
Provisions for liabilities and charges	19	**(209.0)**	(186.2)	(186.2)	(206.9)
Net liabilities		**(559.4)**	(624.6)	(612.6)	(717.3)
EQUITY CAPITAL AND RESERVES					
Called up share capital	21	**18.1**	18.2	18.2	18.6
Share premium account	22	**49.5**	49.2	49.2	46.3
Capital redemption reserve	23	**19.7**	19.6	19.6	19.2
Treasury shares	24	**(11.1)**	(12.0)	—	—
Other reserves	25	**9.2**	8.9	8.9	8.2
Profit and loss account	26	**(655.0)**	(715.0)	(715.0)	(815.9)
Equity shareholders' funds		**(569.6)**	(631.1)	(619.1)	(723.6)
Equity minority interests		**10.2**	6.5	6.5	6.3
Capital employed		**(559.4)**	(624.6)	(612.6)	(717.3)

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST DECEMBER

	Notes	2004 £m	2003 £m	2002 £m
OPERATING ACTIVITIES				
Net cash inflow from operating activities	30	**552.1**	610.3	575.9
ASSOCIATES' DIVIDENDS				
Dividends received from associates		**3.8**	1.3	2.0
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE				
Interest received		**55.5**	49.3	54.4
Interest paid		**(99.7)**	(104.7)	(109.2)
Interest element of finance lease payments		**(1.7)**	(1.9)	(2.1)
Dividends paid to minority interests		**(0.7)**	(0.6)	(0.6)
Net cash outflow from returns on investments and servicing of finance		**(46.6)**	(57.9)	(57.5)
TAXATION				
Tax paid		**(98.1)**	(111.9)	(104.7)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT				
Purchase of tangible fixed assets		**(191.4)**	(187.8)	(183.5)
Less: financed by leases		**11.0**	13.1	11.4
		(180.4)	(174.7)	(172.1)
Sale of tangible fixed assets		**12.0**	15.3	10.9
Net cash outflow for capital expenditure and financial investment		**(168.4)**	(159.4)	(161.2)
ACQUISITIONS AND DISPOSALS				
Purchase of companies and businesses	31	**(27.5)**	(21.2)	(34.5)
Disposal of companies and businesses	32	**6.7**	6.4	—
Net cash outflow from acquisitions and disposals		**(20.8)**	(14.8)	(34.5)
EQUITY DIVIDENDS PAID				
Dividends paid to equity shareholders		**(113.5)**	(104.4)	(97.7)
Net cash inflow before use of liquid resources and financing		**108.5**	163.2	122.3
MANAGEMENT OF LIQUID RESOURCES				
Movement in short term deposits with banks		**126.5**	13.0	83.5
FINANCING				
Issue of ordinary share capital		**0.3**	2.9	5.2
Own shares purchased		**(24.2)**	(75.9)	(234.6)
Net loan movement		**(195.9)**	(9.8)	297.6
Capital element of finance lease payments		**(13.6)**	(12.8)	(13.2)
Net cash outflow from financing		**(233.4)**	(95.6)	55.0
NET CASH				
Increase in net cash in the year	33	**1.6**	80.6	260.8

Accounting Policies

ACCOUNTING CONVENTION

The accounts have been prepared under the historical cost convention and comply with the Companies Act 1985 ("Act"), except for the departure noted under intangible assets below, as amended by the Companies Act 1989 and applicable accounting standards.

NEW ACCOUNTING POLICIES

During the year ended 31st December 2004 Treasury shares have been transferred to shareholders' funds in accordance with UITF Abstract 38 "Accounting for ESOP Trusts" which superseded UITF 13 issued in 1995. UITF 38 was issued in December 2003 and became effective for accounting periods ending on or after 22nd June 2004. As a result, shares held in the Rentokil Initial Employee Share Trust to satisfy obligations under the Rentokil Initial share option schemes were reclassified as Treasury shares. Therefore, £12.0 million has been transferred from fixed asset investments to shareholders' funds and the December 2003 balance sheet restated accordingly.

The company also adopted the related amendment to UITF Abstract 17 "Employee share schemes" as effected by the adoption of UITF 38. This had no impact on the financial statements.

During the year ended 31st December 2003 the company has adopted Application Note G which was issued as an amendment to FRS 5 "Reporting the Substance of Transactions" by the ASB in November 2003 to be adopted for accounting periods ending on or after 23rd December 2003. This replaced the previous policy of recognising, where appropriate, a higher proportion of the total income at the start of contracts to reflect initial value of services performed and has resulted in a prior year adjustment to shareholders' equity of £15.7 million (net of tax). This was accounted for by a £22.5 million increase in creditors offset by a £4.0 million decrease in corporation tax and a £2.8 million decrease in deferred tax as at 31st December 2002. As there was no impact on the 2002 profit and loss account, the results for 2002 were not restated. The effect of applying this new policy in 2003 was to reduce profit before tax by £0.3 million.

CONSOLIDATION

The consolidated accounts comprise those of the parent company and its subsidiary undertakings ("subsidiaries" or "subsidiary companies") together with the group's share of profits and net assets of the associated undertakings ("associates" or "associated companies").

The results of newly acquired companies and businesses are consolidated from the date of acquisition. The results of companies and businesses disposed of during the year are consolidated until the date of disposal.

For acquisitions involving deferred consideration, estimated deferred payments are accrued in the balance sheet. Interest due to vendors on deferred payments is charged to the profit and loss account as it accrues. For disposals involving deferred consideration, estimated deferred receipts are prepaid in the balance sheet. Interest from buyers on deferred receipts is credited to the profit and loss account as it accrues.

FOREIGN CURRENCIES

The results of overseas subsidiary and associated undertakings are translated at the average exchange rates for the year. The assets and liabilities of such undertakings are translated at year-end exchange rates. Exchange differences on the results for the year, opening net assets and on foreign currency loans which relate to overseas investments are recorded as movements on reserves in accordance with SSAP 20. Foreign currency transactions in the year and balances in the year-end balance sheet are translated at the average and closing rates of exchange respectively. Any exchange differences arising are taken to the profit and loss account, with the exception of exchange gains and losses in respect of loans which hedge against foreign currency investments which are recorded as movements in reserves.

TURNOVER

Turnover excludes VAT and other similar sales based taxes and represents the amounts receivable for services rendered (including franchisee fees) and goods sold outside the group. For non-contract based businesses, turnover represents the value of goods delivered or services performed. For contract based businesses, turnover represents the value of services carried out for customers during the period. Contract income is recognised in accounting periods on a straight-line basis over the life of the contract. For long-term contracts involving the installation of equipment, turnover is recognised using the stage of completion method and represents the value of work executed during the year. All rental income received or receivable in respect of rental assets is recognised on a straight-line basis over the period of the lease.

COST OF SALES & ADMINISTRATIVE EXPENSES

Production, service, selling and other direct branch costs are classified as cost of sales. Administrative expenses comprise head office costs and research and development expenditure which is written off as incurred.

PENSION COSTS

The cost of pensions in respect of the group's defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the average expected service lives of employees in the schemes. Actuarial surpluses or deficits from the regular costs are spread over the average future service lives of employees in the schemes using the projected unit credit method. Differences between the amount charged in the profit and loss account and payments made to the schemes are treated as assets or liabilities in the balance sheet. Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

The notes to the accounts continue to include the required disclosures in accordance with the transitional provisions of FRS17 "Retirement Benefits".

INTANGIBLE ASSETS

Goodwill represents the excess of the fair value of the consideration given over the aggregate of the fair values of the identifiable net assets acquired.

Goodwill in respect of acquisitions made prior to 1st January 1998 remains eliminated against reserves. This will be charged in the profit and loss account on subsequent disposal of the business to which it relates.

Goodwill in respect of acquisitions made since 1st January 1998 is shown as an asset and (in accordance with FRS 10) each acquisition is assessed to determine the useful economic life of the business and the goodwill. For the types of business normally acquired by the company, the board considers that the goodwill is an inseparable part of the total value of the relevant business. These are service businesses which are not subject to high volatility in fashions or markets and demand for these services is likely to continue for the foreseeable future. Such businesses, if properly managed, should grow in value over the years and hence neither the value of the business nor the goodwill have a measurable useful economic life and the goodwill is not amortised. This treatment of goodwill represents a departure from the Act which requires goodwill to be amortised over its useful economic life. However, such departure is permitted under the Act in order to give a true and fair view. The directors believe that it is not possible to identify a finite life for goodwill in respect of acquisitions and accordingly, the treatment of goodwill identified above is necessary in order to give a true and fair view. In view of the inability to identify a finite life for goodwill in respect of acquisitions, it is not possible to quantify the effects of such departure from the Act. In the event that it could be considered that the value of the business or its goodwill does have a measurable economic life, then the goodwill would be amortised through the profit and loss account by equal instalments over such useful economic life. The potential lives of the businesses and goodwill are reviewed annually and revised where appropriate.

In the event that the useful economic life did not exceed 20 years, goodwill would be subject to an impairment review at the end of the year of acquisition and at any other time in the event that the directors believe that an impairment may have occurred. Where the goodwill is assigned a useful economic life which is in excess of 20 years or is indefinite, the value of the relevant businesses and goodwill are assessed for impairment against carrying values on an annual basis in accordance with FRS 11. Any impairment would be charged to the profit and loss account in the period in which it arises, calculated using the methodology described in the "Tangible Assets" section below.

TANGIBLE ASSETS

Provision for depreciation of freehold buildings is made in equal annual instalments of 1% to 2% of cost. Leasehold land and buildings are amortised in equal annual instalments over the periods of the leases subject to a minimum annual provision of 1% of costs. No depreciation is charged on freehold land or fixed assets under construction. When properties are sold, the difference between sales proceeds and net book value is dealt with in the profit and loss account. In accordance with FRS 15, annual impairment reviews are performed for properties with a useful economic life of greater than 50 years at the balance sheet date.

Other tangible fixed assets are stated at cost less depreciation. Provision for depreciation is made in equal annual instalments over the estimated useful lives of the assets as follows:

4 to 5 years — Vehicles

3 to 10 years — Plant, machinery and equipment, tropical plants and their containers on rental

3 to 10 years — Office equipment, furniture and fittings.

The company selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the company takes into account are expected technological developments, expected market requirements and the intensity of which assets are used.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds the higher of an asset's net realisable value and value-in-use.

For the purposes of assessing value-in-use, assets are grouped at the lowest levels for which there are separately identifiable cash flows (income-generating units) and cash flow forecasts are made on the basis of assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management. These cash flows are discounted using the weighted average cost of capital for the group, adjusted for the particular risks of the income-generating unit being reviewed for impairment.

LEASED ASSETS

Where the group retains substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases. Future instalments payable under finance leases, net of finance charges, are included in borrowings with the corresponding asset values recorded in fixed assets and depreciated over the shorter of their estimated useful lives or their lease terms. Lease payments are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future instalments.

Payments under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

STOCKS

Stocks and work in progress are stated at the lower of cost and net realisable value.

PROVISIONS

Provision is made in accordance with FRS 12 for:

Vacant property — In respect of vacant and partly sub-let leasehold properties to the extent that future rental payments are expected to exceed future rental income.

Environmental — For all known liabilities to remediate contaminated land on the basis of management's best estimate of the costs of these liabilities.

Self insurance — For all claims incurred as at the balance sheet date based on actuarial assessments of these liabilities.

Other provisions — For all other known liabilities which exist at the year-end based on management's best estimate as to the cost of settling these liabilities.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise currency and interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's treasury policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Where the borrowings are used to finance net overseas investments, exchange differences are taken to reserves in accordance with SSAP 20. Resulting gains and/or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

DEFERRED TAX

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the taxable profits and results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold. Neither is deferred tax recognised on overseas profits where there is no commitment to remit those profits to the UK.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

SHARE OPTION SCHEMES

For the years ended 31st December 2004 and 2003 own shares held in the Rentokil Initial Employee Share Trust to satisfy obligations under the Rentokil Initial share option schemes, which were carried at cost as part of fixed asset investments, have been transferred to shareholders' funds in accordance with UITF 38, published in December 2003 and effective for accounting periods ending on or after 22 June 2004. If the cost of these shares were to exceed the anticipated proceeds on exercise of the options by employees, the excess will be written off to the profit and loss account in accordance with UITF Abstract 17 "Employee share schemes".

For the year ended 31st December 2002 own shares held in the Rentokil Initial Employee Share Trust to satisfy obligations under the Rentokil Initial share option schemes were carried at cost as part of fixed asset investments.

Notes to the Accounts

1. SEGMENTAL ANALYSIS

	PROFIT				
	2004 Profit before exceptional items £m	2004 Exceptional items (note 3) £m	2004 Profit after exceptional items £m	2003 £m	2002 £m
Geographic analysis					
Continuing operations:					
United Kingdom	**177.8**	**(21.9)**	**155.9**	219.5	225.4
Continental Europe	**160.7**	**(3.7)**	**157.0**	171.1	152.1
North America	**12.5**	**(22.9)**	**(10.4)**	17.2	20.5
Asia Pacific & Africa[1]	**44.1**	**(0.9)**	**43.2**	48.4	44.2
Total continuing operations	**395.1**	**(49.4)**	**345.7**	456.2	442.2
Discontinued operations	**0.4**	**—**	**0.4**	(0.7)	(0.2)
	395.5	**(49.4)**	**346.1**	455.5	442.0
Loss on disposal of businesses (note 3)	**—**	**—**	**—**	(11.7)	—
Interest (note 4)	**(48.3)**	**—**	**(48.3)**	(47.0)	(51.7)
	347.2	**(49.4)**	**297.8**	396.8	390.3
[1] Includes associates	**4.1**	**—**	**4.1**	3.6	3.6
Business analysis					
Continuing operations:					
Hygiene Services[2]	**168.7**	**(3.7)**	**165.0**	202.6	197.8
Pest Control	**76.8**	**(0.3)**	**76.5**	84.8	79.0
Hygiene	**245.5**	**(4.0)**	**241.5**	287.4	276.8
Security	**52.2**	**—**	**52.2**	58.2	52.5
Facilities Management Services[2]	**28.9**	**(9.3)**	**19.6**	35.6	36.4
Tropical Plants	**11.9**	**(10.4)**	**1.5**	17.8	20.9
Conferencing	**25.3**	**—**	**25.3**	26.4	26.8
Facilities Management	**66.1**	**(19.7)**	**46.4**	79.8	84.1
Parcels Delivery	**31.3**	**—**	**31.3**	30.8	28.8
Central exceptional items (note 3)	**—**	**(25.7)**	**(25.7)**	—	—
Total continuing operations	**395.1**	**(49.4)**	**345.7**	456.2	442.2
Discontinued operations	**0.4**	**—**	**0.4**	(0.7)	(0.2)
	395.5	**(49.4)**	**346.1**	455.5	442.0
Loss on disposal of businesses (note 3)	**—**	**—**	**—**	(11.7)	—
Interest (note 4)	**(48.3)**	**—**	**(48.3)**	(47.0)	(51.7)
	347.2	**(49.4)**	**297.8**	396.8	390.3
[2] Includes associates					
Hygiene Services	**3.5**	**—**	**3.5**	3.2	3.3
Facilities Management Services	**0.6**	**—**	**0.6**	0.4	0.3

Interest is managed by the central treasury function and therefore it is not considered appropriate to analyse this by segment.

1. SEGMENTAL ANALYSIS (Continued)

	TURNOVER			NET ASSETS			
	2004 £m	2003 £m	2002 £m	2004 £m	2003 (restated) £m	2003 (presented) £m	2002 £m
Geographic analysis							
Continuing operations:							
United Kingdom	**1,214.9**	1,200.8	1,140.0	**104.7**	126.8	138.8	99.1
Continental Europe	**819.5**	806.3	709.8	**365.1**	352.6	352.6	339.1
North America	**265.1**	284.4	334.4	**46.0**	64.3	64.3	67.2
Asia Pacific & Africa[1]	**135.8**	134.7	126.6	**60.4**	39.6	39.6	37.7
Total continuing operations	**2,435.3**	2,426.2	2,310.8	**576.2**	583.3	595.3	543.1
Discontinued operations	**15.5**	60.0	28.7	**—**	—	—	—
	2,450.8	2,486.2	2,339.5	**576.2**	583.3	595.3	543.1
Less:							
Associate (Asia Pacific & Africa)	**(18.5)**	(18.7)	(18.4)	**—**	—	—	—
Franchisees (UK)	**(110.2)**	(101.2)	(87.9)	**—**	—	—	—
	2,322.1	2,366.3	2,233.2	**576.2**	583.3	595.3	543.1
Net debt (note 33)	**—**	—	—	**(1,135.6)**	(1,207.9)	(1,207.9)	(1,260.4)
	2,322.1	2,366.3	2,233.2	**(559.4)**	(624.6)	(612.6)	(717.3)
[1] Includes associates	**18.5**	18.7	18.4	**9.5**	11.6	11.6	11.3
Business analysis							
Continuing operations:							
Hygiene Services[2]	**759.3**	758.1	697.5	**346.4**	322.1	325.9	286.9
Pest Control	**224.2**	224.4	211.2	**31.7**	25.9	27.0	26.5
Hygiene	**983.5**	982.5	908.7	**378.1**	348.0	352.9	313.4
Security	**574.1**	584.0	542.6	**27.9**	25.8	28.6	28.6
Facilities Management Services[2]	**453.8**	452.7	473.3	**6.7**	27.7	30.1	32.4
Tropical Plants	**105.1**	112.6	119.6	**38.0**	52.4	52.9	55.4
Conferencing	**91.1**	85.8	77.6	**128.9**	127.3	127.7	112.3
Facilities Management	**650.0**	651.1	670.5	**173.6**	207.4	210.7	200.1
Parcels Delivery	**227.7**	208.6	189.0	**(3.4)**	2.1	3.1	1.0
Total continuing operations	**2,435.3**	2,426.2	2,310.8	**576.2**	583.3	595.3	543.1
Discontinued operations	**15.5**	60.0	28.7	**—**	—	—	—
	2,450.8	2,486.2	2,339.5	**576.2**	583.3	595.3	543.1
Less:							
Associate (Hygiene)	**(18.5)**	(18.7)	(18.4)	**—**	—	—	—
Franchisees (Parcels Delivery)	**(110.2)**	(101.2)	(87.9)	**—**	—	—	—
	2,322.1	2,366.3	2,233.2	**576.2**	583.3	595.3	543.1
Net debt (note 33)	**—**	—	—	**(1,135.6)**	(1,207.9)	(1,207.9)	(1,260.4)
	2,322.1	2,366.3	2,233.2	**(559.4)**	(624.6)	(612.6)	(717.3)
[2] Includes associates							
Hygiene Services	**18.5**	18.7	18.4	**8.3**	7.7	7.7	6.9
Facilities Management Services	**—**	—	—	**1.2**	3.9	3.9	4.4

The analysis of turnover is based on the country in which the order is received and would not be materially different if based on the country in which the customer is located. Turnover from franchisees and from an associate in Asia have been included to reflect the involvement by management in these businesses.

1. SEGMENTAL ANALYSIS (Continued)

Net debt is managed by the central treasury function and therefore it is not considered appropriate to analyse this by segment.

2. COST OF SALES & ADMINISTRATIVE EXPENSES

Cost of sales and administrative expenses include, in respect of businesses acquired during 2004, £4.6m (2003: £15.8m, 2002: £13.1m) and £0.6m (2003: £3.2m, 2002: £3.3m) respectively.

3. EXCEPTIONAL ITEMS

The exceptional items charged against operating profit in 2004 represent one-off significant items occurring in the year (2003: £nil, 2002: £nil). These comprise:

	2004 £m	2003 £m	2002 £m
Impairment of goodwill (note 10)	**14.4**	—	—
Impairment of fixed assets in a US Facilities Management business (note 11)	**9.3**	—	—
Additional vacant property and environmental provisions* (note 19)	**19.7**	—	—
Potential uninsured loss on a discontinued business* (note 19)	**6.0**	—	—
	49.4	—	—

*These items are managed centrally and relate to businesses that have been sold in prior years. These have therefore not been allocated to a business segment (note 1).

The impairment of goodwill was made following the deterioration in performance experienced during the year in six businesses, namely US Tropical Plants (£9.8m), German Hospital Services (£3.6m) and four other businesses in the Hygiene and Facilities Management sectors, mainly in Asia Pacific & Africa (£1.0m). The impairment of fixed assets was made in a US Facilities Management business following continuing losses and other developments in that business during the year. Increases in vacant property and environmental provisions were made in the UK and the US in respect of specific properties relating to businesses disposed of in prior years. The provision for the potential uninsured loss was made in respect of product supply by a discontinued business following further developments in the year.

The exceptional items charged below operating profit comprise the following:

	2004 £m	2003 £m	2002 £m
Loss on net assets of business sold	**(1.2)**	(1.5)	—
Negative goodwill written back from reserves (note 32)	**3.3**	1.7	—
Provisions (note 32)	**(2.1)**	(0.4)	—
	—	(0.2)	—
Charge against recoverability of deferred consideration	**—**	(11.5)	—
	—	(11.7)	—

The above represents the disposal of 3 (2003: 5, 2002: nil) non-core businesses with net assets of £4.6m (2003: £6.3m, 2002: £nil), for a net consideration of £3.4m (2003: £4.8m, 2002: £nil), realising a loss on disposal of £nil (2003: £0.2m, 2002: £nil) after the write back of £3.3m (2003: £1.7m, 2002: £nil) of negative goodwill and providing £2.1m (2003: £0.4m, 2002: £nil) against deferred consideration and restructuring costs. During the year ended 31st December 2003 £11.5m was charged against the recoverability of deferred consideration regarding two businesses disposed of in the year 2000.

The total tax impact of exceptional items was £5.3m (2003: £nil, 2002: £nil).

4. INTEREST

	2004 £m	2003 £m	2002 £m
Interest payable on bank loans and overdrafts	**(68.1)**	(72.7)	(75.2)
Interest payable on other loans	**(33.7)**	(26.9)	(24.3)
Interest payable on finance leases	**(1.8)**	(1.9)	(2.1)
	(103.6)	(101.5)	(101.6)
Interest receivable	**55.3**	54.5	49.9
Interest payable (net)	**(48.3)**	(47.0)	(51.7)

5. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit before tax is arrived at after charging/(crediting):

	2004 £m	2003 £m	2002 £m
Staff costs (note 27)	**1,115.4**	1,137.8	1,081.3
Depreciation of tangible fixed assets — owned assets	**154.6**	152.1	145.9
— under finance leases	**9.9**	9.5	10.2
Excess depreciation written back on disposal of fixed assets	**(4.1)**	(4.6)	(3.7)
Hire of machinery and equipment	**13.0**	12.7	13.0
Other operating lease rentals	**37.1**	36.8	32.6
Exchange gains	**—**	—	(0.1)

Services provided by the group's auditor and network firms

During the year the group (including its overseas subsidiaries) incurred fees from auditors for services detailed below:

	2004 £m	2003 £m	2002 £m
Audit services			
— Statutory audit	**2.7**	2.5	2.3
— Audit-related regulatory reporting	**0.5**	0.2	—
Tax services			
— Compliance services	**0.1**	0.1	—
— Advisory services	**0.3**	—	—
Other services	**0.5**	0.1	1.2
	4.1	2.9	3.5

Included in the group audit fees and expenses paid to the group's auditor, £0.5m (2003: £0.4m, 2002: £0.3m) was paid in respect of the parent company.

Also included above are fees paid to the group's auditor in respect of non-audit services in the UK of £0.9m (2003: £0.1m, 2002: £0.9m).

In addition to the above services, the group's auditor acted as auditor to the Rentokil Initial Pension Scheme. The appointment of auditors to the group's pension scheme and the fees paid in respect of the audit are agreed by the trustees of the scheme, who act independently from the management of the group. The aggregate fees paid to the group's auditor for audit services to the pension scheme during the year were £46,000 (2003: £46,000).

6. TAX ON PROFIT ON ORDINARY ACTIVITIES

	2004 £m	2003 £m	2002 £m
Analysis of charge in the year			
Current tax			
UK Corporation tax at 30% (2003: 30%, 2002: 30%)	**38.4**	55.9	53.2
Double tax relief	**(2.4)**	(2.8)	(2.8)
	36.0	53.1	50.4
Overseas taxation	**64.4**	69.3	60.5
Share of associates	**1.7**	1.7	1.8
Adjustment in respect of previous periods	**(20.6)**	(17.4)	(11.0)
	81.5	106.7	101.7
Deferred taxation			
Originating and reversal of timing differences	**—**	4.8	11.8
Adjustment in respect of previous periods	**0.1**	(6.3)	(8.9)
	0.1	(1.5)	2.9
Total tax on profit on ordinary activities	**81.6**	105.2	104.6
Factors affecting the current tax charge			
Profit on ordinary activities before tax	**297.8**	396.8	390.3
Taxation on ordinary activities at relevant standard rates	**94.1**	127.4	126.0
Disallowable expenses	**1.5**	2.0	1.6
Non-deductible exceptional items	**9.5**	3.4	—
Tax losses brought forward	**(2.0)**	(1.0)	(1.0)
Goodwill amortisation	**2.2**	(4.0)	(3.9)
Adjustment in respect of previous periods	**(20.6)**	(17.4)	(11.0)
Capital allowances in excess of depreciation	**(2.2)**	(3.0)	(4.3)
Other timing differences	**(1.0)**	(0.7)	(5.7)
Current tax charge for the year	**81.5**	106.7	101.7

As a substantial proportion of profits are generated outside the UK, the standard rate of tax has been determined as the weighted average of the standard rates of tax in each of the different countries where profits are generated. The relevant rates were 31.6% in 2004, 32.1% in 2003 and 32.3% in 2002.

Based on current capital investment plans, the group expects to continue to be able to claim capital allowances and goodwill deductions in excess of depreciation in future years.

7. EQUITY DIVIDENDS

	2004 £m	2003 £m	2002 £m
Interim dividend paid: 1.93p (2003: 1.75p, 2002: 1.58p) per 1p share	**34.5**	31.1	28.4
Final dividend proposed: 4.78p (2003: 4.35p, 2002: 3.95p) per 1p share	**86.2**	79.0	73.2
	120.7	110.1	101.6

The trustees of the Rentokil Initial Employee Share Trust have waived their right to receive dividends on shares held by the Trust for the benefit of participants in employee share schemes. Accordingly, dividends amounting to £0.5m (2003: £0.5m, 2002: £0.5m) in respect of the company's shares held by the Trust have been deducted in arriving at the aggregate of dividends paid and proposed.

8. PROFITS OF HOLDING COMPANY

Of the profit attributable to shareholders, a surplus of £216.1m (2003: £233.6m, 2002: £420.5m) is dealt with in the accounts of Rentokil Initial plc. Under s.230 of the Companies Act 1985 a profit and loss account for the company alone is not presented.

9. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to shareholders by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK Employees (note 24) where dividends have been waived.

For adjusted earnings per share, the profit attributable to shareholders is adjusted for the exceptional items (note 3), and is presented to reflect the ongoing performance of the group.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential shares, being those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

	BASIC EPS		
	2004	**2003**	**2002**
Profit attributable to shareholders	**£214.5m**	£290.1m	£284.6m
Weighted average number of shares	**1,807.8m**	1,832.6m	1,897.3m
Basic earnings per share	**11.87p**	15.83p	15.00p

	ADJUSTED EPS		
	2004	**2003**	**2002**
Profit attributable to shareholders	**£214.5m**	£290.1m	£284.6m
Add back exceptional items (note 3)	**£49.4m**	£11.7m	—
Less tax effect of exceptional items (note 3)	**(£5.3m)**	—	—
Adjusted profit attributable to shareholders	**£258.6m**	£301.8m	£284.6m
Weighted average number of shares	**1,807.8m**	1,832.6m	1,897.3m
Adjusted earnings per share	**14.30p**	16.47p	15.00p

	DILUTED EPS		
	2004	**2003**	**2002**
Profit attributable to shareholders	**£214.5m**	£290.1m	£284.6m
Weighted average number of shares	**1,807.8m**	1,832.6m	1,897.3m
Effect of share options	**—**	2.5m	7.3m
Adjusted weighted average number of shares	**1,807.8m**	1,835.1m	1,904.6m
Diluted earnings per share	**11.87p**	15.81p	14.94p

10. INTANGIBLE ASSETS

	2004 £m	**2003 £m**	**2002 £m**
Goodwill at 1st January	**195.7**	177.0	138.4
Exchange adjustments	**(0.9)**	1.9	4.0
Businesses acquired (note 31)	**28.9**	16.8	34.6
Impairment losses (note 3)	**(14.4)**	—	—
Consideration adjustment to an acquisition made in 2000	**(16.4)**	—	—
Goodwill at 31st December	**192.9**	195.7	177.0

Under the provisions of the accounting policy set out on page 21, goodwill is carried as an intangible asset on the balance sheet. The directors have reviewed these acquisitions and have determined that, as service businesses which are not subject to high volatility in fashions or markets, demand for these services is likely to continue for the foreseeable future. Hence neither the value of these businesses nor the associated goodwill have a measurable useful economic life and the goodwill is therefore not being amortised. The useful economic lives and values of the businesses and goodwill were re-assessed as at 31st December 2004.

During the year ended 31st December 2004 the impairment of goodwill was made following the deterioration in performance experienced during the year in six businesses, namely US Tropical Plants (£9.8m), German Hospital Services (£3.6m) and four other businesses in the Hygiene and Facilities

10. INTANGIBLE ASSETS (Continued)

Management sectors, mainly in Asia Pacific & Africa (£1.0m). Value-in-use calculations were used to determine the amount of impairment using risk-adjusted interest rates ranging from 10% to 11%.

The consideration adjustment to an acquisition made in 2000 was made following a detailed review of the goodwill balance in preparation for transition to IFRS. This review revealed that the consideration and goodwill in respect of one acquisition made in 2000 necessitated an adjustment. The position has been corrected through the Statement of Total Recognised Gains and Losses to be consistent with the original accounting.

11. TANGIBLE FIXED ASSETS

	LAND AND BUILDINGS £m	PLANT, EQUIPMENT & TROPICAL PLANTS £m	VEHICLES AND OFFICE EQUIPMENT £m	TOTAL £m
Cost				
At 1st January 2002	266.4	567.3	353.9	1,187.6
Exchange adjustments	5.2	13.1	(7.1)	11.2
Additions at cost	26.7	111.9	52.3	190.9
On acquisition (note 31)	—	2.4	0.6	3.0
Disposals	(1.6)	(84.5)	(39.9)	(126.0)
At 31st December 2002	296.7	610.2	359.8	1,266.7
Exchange adjustments	5.3	34.2	6.3	45.8
Additions at cost	15.9	128.5	46.9	191.3
On acquisition (note 31)	2.6	3.1	0.3	6.0
Disposal of businesses (note 32)	(2.6)	(5.0)	(3.3)	(10.9)
Disposals	(6.5)	(105.2)	(48.1)	(159.8)
At 31st December 2003	**311.4**	**665.8**	**361.9**	**1,339.1**
Exchange adjustments	**(0.5)**	**2.8**	**(0.4)**	**1.9**
Additions at cost	**10.8**	**138.9**	**45.0**	**194.7**
On acquisition (note 31)	**1.7**	**1.7**	**0.3**	**3.7**
Disposal of businesses (note 32)	**(3.0)**	**(1.3)**	**(4.2)**	**(8.5)**
Disposals	**(3.2)**	**(106.4)**	**(36.8)**	**(146.4)**
At 31st December 2004	**317.2**	**701.5**	**365.8**	**1,384.5**
Aggregate depreciation				
At 1st January 2002	38.6	342.9	214.8	596.3
Exchange adjustments	3.2	7.2	(1.6)	8.8
Depreciation	3.6	105.2	47.3	156.1
Disposals	(0.5)	(83.2)	(35.1)	(118.8)
At 31st December 2002	44.9	372.1	225.4	642.4
Exchange adjustments	2.4	20.6	3.9	26.9
Disposal of businesses (note 32)	(0.7)	(2.8)	(2.0)	(5.5)
Depreciation	4.3	120.6	36.7	161.6
Disposals	(1.0)	(103.4)	(44.7)	(149.1)
At 31st December 2003	**49.9**	**407.1**	**219.3**	**676.3**
Exchange adjustments	**(0.2)**	**1.7**	**(0.2)**	**1.3**
Disposal of businesses (note 32)	**(0.1)**	**(0.9)**	**(3.1)**	**(4.1)**
Depreciation	**5.2**	**122.2**	**37.1**	**164.5**
Impairment losses (note 3)	**9.3**	**—**	**—**	**9.3**
Disposals	**(1.2)**	**(104.9)**	**(32.4)**	**(138.5)**
At 31st December 2004	**62.9**	**425.2**	**220.7**	**708.8**
Net book value at 31st December 2004	**254.3**	**276.3**	**145.1**	**675.7**
Net book value at 31st December 2003	261.5	258.7	142.6	662.8
Net book value at 31st December 2002	251.8	238.1	134.4	624.3

11. TANGIBLE FIXED ASSETS (Continued)

	LAND AND BUILDINGS £m	PLANT, EQUIPMENT & TROPICAL PLANTS £m	VEHICLES AND OFFICE EQUIPMENT £m	TOTAL £m
Fixed assets held under finance leases:				
Cost	**23.3**	**6.8**	**41.0**	**71.1**
Aggregate depreciation	**4.5**	**5.1**	**18.7**	**28.3**
Net book value at 31st December 2004	**18.8**	**1.7**	**22.3**	**42.8**
Cost	22.5	7.7	39.6	69.8
Aggregate depreciation	4.2	5.4	17.9	27.5
Net book value at 31st December 2003	18.3	2.3	21.7	42.3
Cost	22.6	—	44.1	66.7
Aggregate depreciation	4.4	—	23.0	27.4
Net book value at 31st December 2002	18.2	—	21.1	39.3

	2004 £m	2003 £m	2002 £m
Analysis of net book value of land and buildings			
Freehold	**214.6**	224.5	238.5
Leasehold — Over 50 years unexpired	**4.7**	3.8	4.3
— Under 50 years unexpired	**35.0**	33.2	9.0
	254.3	261.5	251.8

During the year ended 31st December 2004 the impairment loss of £9.3m was recognised in a US Facilities Management Services business. Value-in-use calculations were performed to measure the level of impairment using a risk-adjusted discount rate of 9.0%.

12. INVESTMENTS

	2004 £m	2003 (restated) £m	2003 (presented) £m	2002 £m
Associated undertakings				
At 1st January	**11.6**	11.3	11.3	12.0
Exchange adjustments	**(0.7)**	(0.3)	(0.3)	(0.5)
Share of profits retained	**2.4**	1.9	1.9	1.8
Dividends	**(3.8)**	(1.3)	(1.3)	(2.0)
At 31st December	**9.5**	11.6	11.6	11.3
Other investments				
Interest in own shares	—	—	12.0	12.4
Other	**0.1**	0.1	0.1	0.1
	0.1	0.1	12.1	12.5
Total investments	**9.6**	11.7	23.7	23.8

The associates principally comprise the group's 49% interest in the common stock of Nippon Calmic Limited, Japan and a 49% interest in Rezayat Sparrow Arabian Crane Hire Co Ltd, Saudi Arabia.

13. STOCKS

	2004 £m	2003 £m	2002 £m
Raw materials	**11.5**	9.6	8.8
Work in progress	**2.5**	3.2	3.5
Finished products	**26.4**	32.4	33.1
	40.4	45.2	45.4

14. DEBTORS

	2004 £m	2003 £m	2002 £m
Amounts falling due within one year:			
Trade debtors	**368.1**	369.3	370.8
Other debtors	**37.7**	33.8	35.6
Prepayments and accrued income	**49.9**	48.7	44.3
	455.7	451.8	450.7
Amounts falling due after more than one year:			
Convertible loan note	**141.7**	143.0	134.0
Pension scheme prepayments (note 28)	**17.9**	14.9	19.4
Other debtors	**25.3**	9.7	23.0
	184.9	167.6	176.4

The convertible loan note was received in 2000 as part consideration for the disposal of a business (note 20). This note was previously held in other investments and during the year ended 31st December 2003 was reclassified as a debtor due after more than one year, with the prior year comparatives represented accordingly. The classification of the loan note as a debtor due after more than one year reflects the continuing intention to hold the loan note to maturity in 2008 and the likelihood that the equity conversion option will not be exercised. The pension scheme prepayments reflect the difference between contributions paid and pension costs charged to date.

Included within other debtors falling due after more than one year is a ZAR220.6m (£17.6m) (2003: £nil, 2002: £nil) loan note received in 2004 as deferred consideration from the disposal of a 25.1% interest in the South African business (note 32).

15. CREDITORS DUE WITHIN ONE YEAR

	2004 £m	2003 £m	2002 £m
Trade creditors	**132.3**	133.6	132.0
Corporation tax	**138.4**	155.4	149.1
Other tax and social security payable	**79.3**	82.8	78.9
Other creditors	**102.8**	90.5	96.8
Accruals and deferred income	**222.0**	212.6	207.4
Deferred consideration on acquisitions	**2.1**	1.0	0.5
Dividends payable	**86.2**	79.0	73.2
	763.1	754.9	737.9

2002 deferred income and corporation tax have been restated following the adoption of Application Note G, which was issued as an amendment to FRS 5 in November 2003.

16. BANK AND OTHER BORROWINGS DUE WITHIN ONE YEAR

	2004 £m	2003 £m	2002 £m
Unsecured bank loans and overdrafts	**58.2**	12.8	0.9
Other unsecured loans	**132.5**	58.2	53.3
Finance lease obligations	**12.5**	11.9	10.8
	203.2	82.9	65.0

Interest on bank loans and overdrafts, and on other loans due within one year, which are denominated in a number of currencies, is payable at normal commercial rates appropriate to the country in which the borrowing is made.

Other unsecured loans include £132.5m (2003: £58.2m, 2002: £53.0m) of notes issued under the company's €2.5bn Euro Medium Term Note programme which are more fully described in note 20.

17. CREDITORS DUE AFTER MORE THAN ONE YEAR

	2004 £m	2003 £m	2002 £m
Deferred consideration on acquisitions	**0.2**	0.2	0.3
Other creditors	**10.7**	10.2	9.4
	10.9	10.4	9.7

18. BANK AND OTHER BORROWINGS DUE AFTER MORE THAN ONE YEAR

	2004 £m	2003 £m	2002 £m
Secured bank loans and overdrafts	**0.8**	0.8	0.9
Unsecured bank loans and overdrafts	**479.7**	712.5	811.3
	480.5	713.3	812.2
Other unsecured loans	**639.8**	663.1	608.6
Finance lease obligations	**18.2**	21.4	21.1
	1,138.5	1,397.8	1,441.9
Borrowings are repayable by instalments:			
Between one and two years	**524.4**	229.3	296.2
Between two and five years	**611.9**	1,165.7	891.4
Over five years	**2.2**	2.8	254.3
	1,138.5	1,397.8	1,441.9

Other unsecured loans include £639.8m (2003: £663.1m, 2002: £606.4m) of notes issued under the company's €2.5bn Euro Medium Term Note programme which are more fully described in note 20.

Interest on borrowings, which are denominated in a number of currencies, is payable at normal commercial rates appropriate to the country in which the borrowing is made. The last repayment on all borrowings falls due in the year 2009.

Bank loans amounting to £0.8m (2003: £0.8m, 2002: £0.9m) are secured on certain assets of the group.

Borrowings repayable by instalments over five years include £1.2m (2003: £1.8m, 2002: £2.6m) in respect of finance leases.

19. PROVISIONS FOR LIABILITIES AND CHARGES

	VACANT PROPERTIES £m	ENVIRON-MENTAL £m	SELF INSURANCE £m	OTHER £m	DEFERRED TAX £m	TOTAL £m
At 1st January 2002	46.3	43.1	50.4	7.9	88.3	236.0
Exchange adjustments	—	(1.4)	(2.4)	0.1	(0.7)	(4.4)
Utilised in year	(4.7)	(6.2)	(19.2)	(0.4)	—	(30.5)
Transfer to current taxation	—	—	—	—	(9.7)	(9.7)
Acquired with acquisitions (note 31)	—	—	—	—	0.1	0.1
Charge/(credit) to profit and loss account	(0.1)	—	15.1	0.3	2.9	18.2
At 31st December 2002	41.5	35.5	43.9	7.9	80.9	209.7
Prior year adjustment on adoption of amendment to FRS 5	—	—	—	—	(2.8)	(2.8)
At 31st December 2002 (restated)	41.5	35.5	43.9	7.9	78.1	206.9
Exchange adjustments	—	(1.0)	(2.1)	—	2.9	(0.2)
Utilised in year	(2.9)	(6.0)	(14.3)	(0.5)	—	(23.7)
Transfer to current taxation	—	—	—	—	(12.1)	(12.1)
Acquired with acquisitions (note 31)	—	—	—	—	(0.2)	(0.2)
Charge/(credit) to profit and loss account	—	(0.2)	16.4	0.8	(1.5)	15.5
At 31st December 2003	**38.6**	**28.3**	**43.9**	**8.2**	**67.2**	**186.2**
Exchange adjustments	**—**	**(0.8)**	**(1.3)**	**(0.1)**	**0.3**	**(1.9)**
Utilised in year	**(2.1)**	**(4.4)**	**(15.2)**	**(1.6)**	**—**	**(23.3)**
Transfer to current taxation	**—**	**—**	**—**	**—**	**(1.6)**	**(1.6)**
Additions during the year	**2.8**	**(0.9)**	**18.0**	**3.8**	**5.5**	**29.2**
Exceptional increases to provisions (note 3)	**6.2**	**13.5**	**—**	**6.0**	**(5.3)**	**20.4**
At 31st December 2004	**45.5**	**35.7**	**45.4**	**16.3**	**66.1**	**209.0**

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy. It is expected that the provision will be utilised over the remaining head lease period (up to 2020).

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination. Utilisation of the provision is estimated to be made over the next 25 years.

Self insurance

The company purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that the company could suffer in any one year. Individual claims are met in full by the company up to agreed self insured limits in order to limit volatility in claims. The utilisation period of this provision is difficult to determine as claims are rolled forward each year.

The calculated cost of self insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions. The annual review of these provisions by external actuaries resulted in an increase in the reserves and in the insurance charge to the profit and loss account in the year of £3.1m (2003: £1.1m, 2002: £1.0m — credit).

19. PROVISIONS FOR LIABILITIES AND CHARGES (Continued)

Other provisions

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses. This includes the provision made in respect of product supply by a discontinued business (note 3). Utilisation of the provision is expected over the next 5 years

	2004 £m	2003 £m	2002 £m
Deferred tax			
Provision for deferred tax comprises:			
Accelerated capital allowances	**58.9**	54.2	52.7
Other	**7.2**	13.0	25.4
	66.1	67.2	78.1

Unprovided deferred tax assets in respect of unutilised tax losses amount to £8.9m (2003: £9.1m, 2002: £11.5m). Deferred tax assets have not been recognised due to the uncertainty regarding their utilisation.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Central treasury operations are undertaken in accordance with policies and procedures approved by the board. These operations include undertaking borrowings under the company's bank committed credit facilities, note issuance under the company's Euro Medium Term Note programme, the placing of deposits and the use of financial instruments to manage the company's underlying commercial currency and interest rate exposures. The company does not trade such financial instruments. The effect of the company's treasury activities is reflected in the disclosures in the following note.

Short term debtors and creditors

In accordance with FRS 13, short term debtors and creditors have been excluded from all the following disclosures, other than the currency disclosures.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

Interest rate risk profile of financial liabilities

After taking account of the various interest rate and currency swaps entered into by the group, the interest rate risk profile of the group's financial liabilities was:

	FLOATING RATE £m	FIXED RATE £m	NON INTEREST BEARING £m	TOTAL £m
2004				
Sterling	**920.1**	**1.6**	**45.2**	**966.9**
Other European currencies	**378.3**	**1.8**	**0.3**	**380.4**
US and Canadian dollars	**32.2**	**0.2**	**—**	**32.4**
Other currencies	**7.2**	**—**	**—**	**7.2**
	1,337.8	**3.6**	**45.5**	**1,386.9**
2003				
Sterling	1,071.5	1.6	38.2	1,111.3
Other European currencies	367.9	0.9	0.2	369.0
US and Canadian dollars	31.7	0.2	—	31.9
Other currencies	6.9	—	—	6.9
	1,478.0	2.7	38.4	1,519.1
2002				
Sterling	1,118.0	1.6	41.1	1,160.7
Other European currencies	342.4	1.4	0.3	344.1
US and Canadian dollars	35.5	—	—	35.5
Other currencies	8.5	—	0.1	8.6
	1,504.4	3.0	41.5	1,548.9

The currency and interest rate swaps undertaken by the company have the effect of reclassifying the underlying borrowings' currency and/or its interest rate basis as follows:

	CURRENCY SWAP			INTEREST RATE SWAP FIXED RATE TO FLOATING RATE		
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
Sterling	**153.5**	120.2	44.5	**250.0**	250.0	250.0
Other European currencies	**(116.6)**	(109.7)	(31.5)	**353.8**	351.1	324.9
Other currencies	**(36.9)**	(10.5)	(13.0)	**—**	—	—
	—	—	—	**603.8**	601.1	574.9

Financial liabilities on which no interest is paid comp 'se leases on vacant properties and deferred consideration. All creditors falling due within one yea 'other than bank and other borrowings) and provisions (other than contracted future vacant properti 'osts) are excluded from the above table either because they are short term items or they are not finan liabilities (as defined in FRS 13).

Weighted average interest rate and period of financial .lities

	FIXED RATE FINANCIA' .BILITIES WEIGHTED AVERAGE I' .EST RATE %			FIXED RATE FINANCIAL LIABILITIES WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED* Number of years		
	2004	2(	2002	2004	2003	2002
Sterling	**4.9**	4.	4.9	**—**	—	—
Other European currencies	**3.6**	6.	6.8	**0.6**	0.4	2.7
US and Canadian dollars	**7.0**	7.0	—	**3.0**	3.3	—
	—	—	—	**0.8**	1.0	2.7

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

	NON INTEREST BEARING FINANCIAL LIABILITIES WEIGHTED AVERAGE PERIOD UNTIL MATURITY		
	Number of years		
	2004	2003	2002
Sterling	**6.3**	5.3	5.7
Other European currencies	**0.3**	1.7	0.8
US and Canadian dollars	**—**	—	—
	6.2	5.2	5.7

*Perpetual debentures issued in the name of BET Ltd, with a value of £1.6m (2003: £1.6m, 2002: £1.6m), have been excluded from the above average period analysis due to their perpetual nature.

Floating rate financial liabilities bear interest at rates, based on the relevant national borrowing rate benchmark equivalents (e.g. — £ LIBOR), which are fixed in advance usually for periods of between one and twelve months.

Interest rate risk profile of financial assets

	FLOATING RATE £m	FIXED RATE £m	NON INTEREST BEARING £m	TOTAL £m
2004				
Sterling	**59.9**	**151.4**	**1.0**	**212.3**
Other European currencies	**101.5**	**—**	**0.4**	**101.9**
US and Canadian dollars	**25.5**	**0.5**	**—**	**26.0**
Other currencies	**30.8**	**—**	**0.3**	**31.1**
	217.7	**151.9**	**1.7**	**371.3**
2003				
Sterling	186.2	158.0	1.9	346.1
Other European currencies	46.6	—	0.4	47.0
US and Canadian dollars	13.9	0.5	—	14.4
Other currencies	12.1	—	0.4	12.5
	258.8	158.5	2.7	420.0
2002				
Sterling	170.7	158.2	9.3	338.2
Other European currencies	31.3	—	—	31.3
US and Canadian dollars	18.3	0.5	—	18.8
Other currencies	12.4	—	—	12.4
	232.7	158.7	9.3	400.7

Floating rate cash earns interest at commercial rates in line with local market practice. Central treasury companies invest all significant cash surpluses in major currencies (£, US$ and Euro) at money market rates.

Fixed rate cash deposits include £6.6m (2003: £13.5m, 2002: £15.6m) invested in UK and US Government bonds which are held by the group's insurance operations in accordance with local insurance regulations and are used to meet insurance liabilities as they fall due. The weighted average interest rate earned is 7.1% (2003: 6.0%, 2002: 6.3%) and the weighted average rate is fixed for 3.4 years (2003: 1.0 years, 2002: 1.8 years).

Short term deposits are placed with banks usually for maturities of up to six months and earn interest at market rates related to the currency and the sums invested.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

Fair values of financial assets and financial liabilities

	BOOK VALUE 2004 £m	FAIR VALUE 2004 £m	BOOK VALUE 2003 £m	FAIR VALUE 2003 £m	BOOK VALUE 2002 £m	FAIR VALUE 2002 £m
Primary financial instruments held or issued to finance the group's operations:						
Short term borrowings:						
Medium term notes issued	**(132.5)**	**(135.7)**	(58.2)	(61.5)	(53.0)	(53.0)
Other borrowings	**(70.7)**	**(70.7)**	(24.7)	(24.7)	(12.0)	(12.0)
	(203.2)	**(206.4)**	(82.9)	(86.2)	(65.0)	(65.0)
Long term borrowings:						
Medium term notes issued	**(639.8)**	**(644.8)**	(663.1)	(679.7)	(606.4)	(624.6)
Other borrowings	**(498.7)**	**(498.7)**	(734.7)	(734.7)	(835.5)	(835.5)
	(1,138.5)	**(1,143.5)**	(1,397.8)	(1,414.4)	(1,441.9)	(1,460.1)
Other financial liabilities	**(45.2)**	**(45.2)**	(38.4)	(38.4)	(42.0)	(42.0)
Other debtors — convertible note	**143.4**	**124.9**	143.0	114.6	135.8	135.8
Other debtors — South Africa loan note	**17.6**	**17.6**	—	—	—	—
Fixed rate deposits — government gilts	**6.6**	**6.6**	13.5	13.5	15.6	15.8
Cash and short term deposits	**199.2**	**199.2**	259.1	259.1	230.9	230.9
Debtors — deferred consideration/disposal notes	**4.5**	**4.5**	4.4	4.4	18.4	18.4
Derivative financial instruments held or issued to hedge the interest rate on existing borrowings and currency exposure on expected future sales and purchases:						
Net interest rate and currency swaps	**—**	**23.1**	—	30.6	—	26.3
Forward foreign currency contracts	**—**	**—**	—	—	—	0.3

The table above provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 31st December 2004, 2003 and 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties (other than a forced or liquidation sale) and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at relevant interest and exchange rates.

The company has issued the following medium term notes under its €2.5bn Euro Medium Term Note programme:

CURRENCY/AMOUNT	INTEREST COUPON	MATURITY DATE
¥2,000m	Fixed rate — 0.40% pa	24.03.05
€20m	Floating rate — 3 month EURIBOR +0.20%	10.05.05
$10m	Floating rate — 3 month USD LIBOR +0.24%	16.09.05
€150m	Floating rate — 3 month EURIBOR +0.35%	17.11.05
£15m	Floating rate — 6 month GBP LIBOR +0.35%	13.02.06
¥3,000m	Fixed rate — 0.60% pa	13.04.07
$10m	Floating rate — 3 month USD LIBOR +0.35%	17.05.07
€500m	Fixed rate — 5.75% pa	21.05.07
£250m	Fixed rate — 6.125% pa	19.11.08

The aggregate book and fair values for these notes are reflected in the table on page 38.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

The fair value of other short term borrowings and long term borrowings (under which short term drawings are made under committed credit facilities which mature in October 2006) approximate to their book values given their short term maturity.

Other debtors include a balance of £143.4m (2003: £143.0m, 2002: £135.8m) in respect of a convertible loan note issued by Ashtead Group plc ("Ashtead") in partial consideration for their purchase of our former US plant services business. The note has a final maturity date of 31st March 2008 and interest accrues at 5.25% per annum. At 31st December 2004 £9.4m (2003: £9.0m, 2002: £1.8m) of this balance is represented by accrued interest.

During 2004 Ashtead announced that it successfully completed both the refinancing of its senior secured bank credit facilities and then issued a 10-year £120m high yield bond in the capital markets. Ashtead stated that in taking such actions they had refinanced approximately 75% of their debt during 2004 and extended their debt maturities to 5.5 years. The new $675m asset based senior syndicated loan facility is committed to November 2009 subject only to the convertible loan note being repaid prior to November 2007.

As a result of the above refinancing arrangements certain consequential amendments were made to the terms of the convertible note. As a result of these amendments, Ashtead agreed to pay the noteholder, BET Ltd, £3.5m of accrued interest for the period of 1st October 2003 to 16th April 2004 on 16th April 2004. In addition it was agreed that all other previously deferred interest, totalling £7.4m, would become payable at the earlier of the note repayment date or 31st March 2008. Interest will accrue on this deferred interest sum at the Barclays Bank PLC UK base rate plus 2%.

The original note principal amount, maturity date and interest rate have been unchanged by these amendments. The noteholder has also subsequently received £3.5m of interest on its normal due dates in October 2004 and April 2005, together with a £2m fee in November 2004 upon the full refinancing of Ashtead's senior secured debt.

On 15th March 2005, Ashtead announced its interim results for the nine months to 31st January 2005 and updated the market on its trading prospects. These indicated that the company had performed strongly in the third quarter and that trading conditions in all its markets remained good. Since their latest trading announcement, the Ashtead share price has risen from 99.75p to 105.20p as at the latest practicable date prior to the publication of this report.

In accordance with FRS 13 disclosure requirements, a fair value of £124.9m (2003: £114.6m, 2002: £135.8m) has been ascribed to the convertible note. This has been calculated after discounting the cash flows of the note in accordance with the conditions prevailing at 31st December 2004 at the then market interest rates and after due adjustments for credit risk. Included within the 2004 fair value sum is an amount of £4.6m which has been ascribed to the equity conversion option (2003: £nil, 2002: £nil). This sum has been calculated using recognised market option pricing methodology, an Ashtead share price as at 31st December 2004 of 77.25p (2003: 15.5p), and historic share price volatility data.

The company has noted the gradually improving trading outlook of Ashtead, together with the positive refinancing actions that have been undertaken during 2004. The company will continue to monitor any further announcements by Ashtead and take any actions as may be required in the future to protect the noteholder's legal rights.

Also included within other debtors is a ZAR220.6m (£17.6m) loan note that was received in 2004 as deferred consideration from the disposal of a 25.1% interest in the South African business (note 32). This loan note currently bears interest at a variable rate of 9.5% pa, a rate that will vary over time with movements in the South African prime interest rates. It is anticipated that the loan will be repaid over a period of 10 years.

Debtors include £20.6m (2003: £1.9m, 2002: £9.4m) of interest bearing and £1.5m (2003: £2.5m, 2002: £9.0m) of non interest bearing notes and deferred consideration received in respect of non-core business disposals. The notes/deferred consideration have final maturities between 2005 and 2008, although earlier repayments may be precipitated under the terms of the respective disposal notes/sale agreements.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

The group does utilise foreign currency short term and long term borrowings to hedge overseas acquisitions and investments. Any differences between the book values and the fair values for these borrowings are shown on page 38.

Currency exposures

The group has a policy not to hedge the translation exposure of the profits of overseas operating businesses. The group's currency borrowings (including those held in its main operating businesses) are used to hedge the exchange effects arising from the retranslation of its net overseas investments. Gains and losses arising on net overseas investments and the currency borrowings used to hedge the currency exposures are recognised in the Statement of Total Recognised Gains and Losses in accordance with SSAP 20.

The group's businesses provide goods and services in their local economies, sourced predominately from the local economies. As a consequence the group's businesses do not have any material transactional currency exposures nor any material foreign currency assets or liabilities by reference to their reporting currencies. Such foreign exchange differences which do arise on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the group (2004: £nil, 2003: £nil, 2002: £0.1m).

Hedges

Other than the gains and losses on net interest rate and currency swaps noted in the fair value table on page 38, there are no material unrecognised or deferred gains or losses at either year-end in respect of financial instruments used as hedges.

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities, other than short term trade creditors and accruals, at 31st December was as follows:

	LOANS £m	FINANCE LEASES £m	OTHER FINANCIAL LIABILITIES £m	TOTAL £m
2004				
Within one year, or on demand	**190.7**	**12.5**	**4.7**	**207.9**
Between one and two years	**515.2**	**9.2**	**7.9**	**532.3**
Between two and five years	**603.8**	**7.8**	**10.7**	**622.3**
Over five years	**1.0**	**1.2**	**22.2**	**24.4**
	1,310.7	**30.7**	**45.5**	**1,386.9**
2003				
Within one year, or on demand	71.0	11.9	5.7	88.6
Between one and two years	219.6	9.7	8.5	237.8
Between two and five years	1,155.8	9.9	9.8	1,175.5
Over five years	1.0	1.8	14.4	17.2
	1,447.4	33.3	38.4	1,519.1
2002				
Within one year, or on demand	54.2	10.8	5.4	70.4
Between one and two years	287.7	8.5	8.5	304.7
Between two and five years	881.4	10.0	11.0	902.4
Over five years	251.7	2.6	17.1	271.4
	1,475.0	31.9	42.0	1,548.9

Other financial liabilities include £45.2m (2003: £38.2m, 2002: £41.0m) in respect of vacant property provisions related to underlying onerous lease contracts.

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

Borrowing facilities

The group had the following undrawn committed borrowing facilities available at 31st December in respect of which all continuing conditions precedent had been met at that date.

	2004 £m	2003 £m	2002 £m
Expiring between one and two years	**753.9**	411.1	326.3
Expiring between two and five years	—	0.7	8.1
	753.9	411.8	334.4

21. SHARE CAPITAL

	2004 £m	2003 £m	2002 £m
Ordinary shares of 1p each Authorised — 4,100,000,000 shares	**41.0**	41.0	41.0
Issued and fully paid At 1st January — 1,824,370,403 shares (2003: 1,860,943,836, 2002: 1,950,023,019)	**18.2**	18.6	19.5
Own shares purchased and cancelled — 14,487,787 shares (2003: 38,686,220, 2002: 92,389,125)	**(0.1)**	(0.4)	(0.9)
Share options exercised — 234,292 shares (2003: 2,112,787, 2002: 3,309,942)	**—**	—	—
At 31st December — 1,810,116,908 shares (2003: 1,824,370,403, 2002: 1,860,943,836)	**18.1**	18.2	18.6

The company purchased 14.5m (2003: 38.7m, 2002: 92.4m) of its own shares in the market under the authorities conferred by shareholders. The total consideration paid, including £0.1m (2003: £0.4m, 2002: £1.4m) of expenses, was £24.2m (2003: £73.1m, 2002: £237.5m), which has been charged against the company's distributable reserves. These shares were cancelled after purchase and an amount equal to the nominal value of the share capital has been transferred to a capital redemption reserve (note 23).

At 31st December 2004 the following options had been granted and remain outstanding in respect of the company's ordinary shares of 1p each under the company's share option schemes:

	GRANTED	EXERCISE PRICE (PENCE)	EXERCISE PERIOD	NUMBER OF SHARES
Savings-related scheme (UK)	2001	204.000	2004–2007	770,911
Executive schemes	1995	121.984–156.867	1998–2005	1,967,278
	1996	201.135	1999–2006	1,680,914
	1997	204.634	2000–2007	3,725,286
	1998	371.670	2001–2008	2,884,135
	1999	270.000	2002–2009	4,114,700
	2000	156.500	2003–2010	7,097,701
	2001	205.250	2004–2011	6,274,859
	2002	266.750	2005–2012	4,905,828
	2003	204.500	2006–2013	4,508,973
	2004	152.000	2007–2014	6,123,914
Total				44,054,499

21. SHARE CAPITAL (Continued)

	GRANTED	EXERCISE PRICE (PENCE)	EXERCISE PERIOD	NUMBER OF SHARES
As at 31st December 2003:				
Savings-related scheme (UK)	1998	356.000	2001–2004	534,656
	2001	204.000	2004–2007	1,819,339
				2,353,995
Executive schemes	1994	116.000–122.165	1997–2004	216,292
	1995	121.984–156.867	1998–2005	1,990,278
	1996	201.135	1999–2006	1,856,674
	1997	204.634	2000–2007	3,945,086
	1998	371.670	2001–2008	3,381,760
	1999	270.000	2002–2009	4,760,100
	2000	156.500	2003–2010	8,067,928
	2001	205.250	2004–2011	7,113,811
	2002	266.750	2005–2012	5,133,807
	2003	204.500	2006–2013	4,688,316
Total				43,508,047
As at 31st December 2002:				
Savings-related scheme (UK)	1998	356.000	2001–2004	574,341
	2001	204.000	2004–2007	2,254,548
				2,828,889
Executive schemes	1993	108.665	1996–2003	132,400
	1994	116.000–122.165	1997–2004	1,479,166
	1995	121.984–156.867	1998–2005	2,254,378
	1996	201.135	1999–2006	2,116,718
	1997	204.634	2000–2007	4,348,386
	1998	371.670	2001–2008	3,757,500
	1999	270.000	2002–2009	5,262,000
	2000	156.500	2003–2010	8,873,806
	2001	205.250	2004–2011	7,421,025
	2002	266.750	2005–2012	5,280,463
Total				43,754,731

Total consideration of £0.3m (2003: £2.9m, 2002: £5.2m) was received by the company during 2004 on the exercise of options.

22. SHARE PREMIUM ACCOUNT

	2004 £m	2003 £m	2002 £m
At 1st January	**49.2**	46.3	41.1
Premium on shares issued during the year under the share option schemes	**0.3**	2.9	5.2
At 31st December	**49.5**	49.2	46.3

23. CAPITAL REDEMPTION RESERVE

	2004 £m	2003 £m	2002 £m
At 1st January	**19.6**	19.2	18.3
Own shares purchased and cancelled (note 21)	**0.1**	0.4	0.9
At 31st December	**19.7**	19.6	19.2

24. TREASURY SHARES

	2004 £m	2003 (restated) £m	2003 (presented) £m	2002 £m
At 1st January	**(12.0)**	(12.4)	—	—
Shares released under Deferred Share Award Plan	**0.7**	0.4	—	—
Level 2 share options issued	**0.2**	—	—	—
At 31st December	**(11.1)**	(12.0)	—	—

Treasury shares represents 7.4m (nominal value £0.1m) shares held by the Rentokil Initial Employee Share Trust. These shares were originally carried at cost as part of fixed asset investments and during the year ended 31st December 2004 have been reclassified as Treasury shares and transferred to shareholders' funds in accordance with UITF 38, which was published in December 2003 and effective for accounting periods ending on or after 22nd June 2004. The December 2003 balance sheet has been restated accordingly. These shares are deductible from distributable reserves (note 26).

The market value of these shares as at 31st December 2004 was £11.0m (2003: £15.3m). Dividend income from, and voting rights on, the shares held by the Trust have been waived. The dividend charge and the earnings per share have been adjusted accordingly.

25. OTHER RESERVES

	2004 £m	2003 £m	2002 £m
At 1st January	**8.9**	8.2	5.4
Exchange adjustments	**0.1**	0.5	0.4
Transfer from profit and loss account (note 26)	**0.2**	0.2	2.4
At 31st December	**9.2**	8.9	8.2

Other reserves represent amounts set aside in compliance with local laws in certain countries where the group operates.

26. PROFIT AND LOSS ACCOUNT

	2004 £m	2003 £m	2002 £m
At 1st January	**(715.0)**	(815.9)	(731.0)
Exchange adjustments	**(4.8)**	(4.1)	(12.3)
Profit for the year retained	**93.8**	180.0	183.0
Gain on sale of interest in South African business (note 32)	**14.2**	—	—
Consideration adjustment to goodwill (note 10)	**(16.4)**	—	—
Own shares purchased/cancelled (note 21)	**(24.2)**	(73.1)	(237.5)
Transfer to other reserves (note 25)	**(0.2)**	(0.2)	(2.4)
Negative goodwill written back on disposals (notes 3 & 32)	**(2.4)**	(1.7)	—
	(655.0)	(715.0)	(800.2)
Prior year adjustment on adoption of amendment to FRS 5	**—**	—	(15.7)
At 31st December	**(655.0)**	(715.0)	(815.9)

Included in exchange adjustments are losses amounting to £0.6m (2003: £24.0m, 2002: £12.0m) arising from borrowings denominated in foreign currencies designated as hedges of net overseas investments.

The balance of goodwill previously written off against consolidated reserves is £2,423.2m (2003: £2,420.8m, 2002: £2,419.1m).

27. EMPLOYEES

Staff costs of the group during the year

	2004 £m	2003 £m	2002 £m
Wages and salaries	**959.7**	981.0	944.8
Social security costs	**140.8**	141.6	124.1
Other pension costs (note 28)	**14.9**	15.2	12.4
	1,115.4	1,137.8	1,081.3

	2004 Number	2003 Number	2002 Number
Average monthly numbers of people employed by the group during the year			
Service	**81,543**	84,752	83,184
Selling	**3,503**	3,322	3,201
Administration	**5,948**	5,990	6,062
	90,994	94,064	92,447

Directors' Emoluments

The following tables set out the emoluments of directors for the years ended 31st December 2004, 2003 and 2002.

	FEES £'000	SALARY £'000	COMPENSATION FOR LOSS OF OFFICE £'000	BONUS £'000	BENEFITS £'000	TOTAL £'000
For the year ended 31st December 2004						
B D McGowan	**410**	—	—	—	—	**410**
R C Payne	—	**475**	—	**100**	**26**	**601**
E F Brown	—	**350**	—	—	**24**	**374**
I Harley	**40**	—	—	—	—	**40**
P J Long	**35**	—	—	—	—	**35**
P Mason	**35**	—	—	—	—	**35**
R R Spinney	**44**	—	—	—	—	**44**
Sir Clive Thompson	**152**	—	**478**	—	**13**	**643**
J C F Wilde	—	**379**	**675**	—	**7**	**1,061**
	716	**1,204**	**1,153**	**100**	**70**	**3,243**
For the year ended 31st December 2003						
Sir Clive Thompson	292	306	—	—	33	631
B D McGowan	50	—	—	—	—	50
J C F Wilde	—	625	—	22	31	678
E F Brown	—	340	—	4	24	368
I Harley	40	—	—	—	—	40
P J Long	35	—	—	—	—	35
P Mason	21	—	—	—	—	21
R C Payne	—	457	—	11	23	491
R R Spinney	35	—	—	—	—	35
	473	1,728	—	37	111	2,349

27. EMPLOYEES (Continued)

	FEES £'000	SALARY £'000	COMPEN-SATION FOR LOSS OF OFFICE £'000	BONUS £'000	BENEFITS £'000	TOTAL £'000
For the year ended 31st December 2002						
Sir Clive Thompson	—	1,100	—	431	83	1,614
B D McGowan	46	—	—	—	—	46
J C F Wilde (appointed 26th February 2002)	—	364	—	118	34	516
E F Brown	—	388	—	89	45	522
I Harley	40	—	—	—	—	40
H E St L King (died 16th March 2002)	46	—	—	—	—	46
P J Long (appointed 23rd October 2002)	7	—	—	—	—	7
R C Payne	—	435	—	113	43	591
R R Spinney	35	—	—	—	—	35
	174	2,287	—	751	205	3,417

Notes:

1. In addition to the above emoluments, the executive directors have been awarded deferred shares under the Deferred Share Award Plans (2002 and 2003) equal in value to the cash bonuses disclosed, details of which are given below. Such shares are held in trust by the Rentokil Initial Employee Share Trust on a conditional basis for a period of one year. No deferred shares have been awarded to the executive directors under the Deferred Share Award Plan (2004).
2. Executive directors are provided with private health cover and a company car. The value of the benefits is included under "Benefits" in the tables above.
3. No director waived emoluments in respect of the years ended 31st December 2004, 2003 or 2002.
4. Sir Clive Thompson's 2003 salary relates to the period until 4th April 2003, when he retired as an executive. He continues to be provided with a company car, the value of this benefit being included in the tables above.
5. Mr J C F Wilde stepped down as chief executive and as a director of the company on 27th July 2004 on the basis that he would continue in employment for the period of notice which the company was obliged to give him under his service agreement and, thus, be paid his salary and his other benefits until 31st July 2005 (the cost of honouring the contractual termination commitment to Mr Wilde is shown in the tables above).

   Sir Clive Thompson stepped down as non-executive chairman of the company on 18th May 2004 and he received the sum of £445,000, in lieu of 12 months' notice, and the use of his fully expensed company car for a period of twelve months.

27. EMPLOYEES (Continued)

Deferred Share Award Plan

The following table sets out the shares in which directors are currently interested under the Deferred Share Award Plan:

	Plan	Date of award	Number of shares awarded	Vesting date of deferred shares	Number of shares vested in 2005	Value of shares vested in 2005 (£)	Number of shares vested in 2004	Value of shares vested in 2004 (£)	Number of shares vested in 2003	Value of shares vested in 2003 (£)
Sir Clive Thompson	2001	01.03.02	157,423	01.03.03	—	—	—	—	157,423	287,691
	2002	03.03.03	236,699	03.03.04	—	—	236,699	448,545	—	—
J C F Wilde	2001	01.03.02	13,753	01.03.03	—	—	—	—	13,753	25,134
	2002	03.03.03	65,128	03.03.04	—	—	65,128	123,418	—	—
	2003	01.03.04	11,196	01.03.05	11,196	17,746	—	—	—	—
R C Payne	2001	01.03.02	41,057	01.03.03	—	—	—	—	41,057	75,032
	2002	03.03.03	62,265	03.03.04	—	—	62,265	117,992	—	—
	2003	01.03.04	5,435	01.03.05	5,435	8,614	—	—	—	—
E F Brown	2001	01.03.02	43,836	01.03.03	—	—	—	—	43,836	80,110
	2002	03.03.03	48,667	03.03.04	—	—	48,667	92,224	—	—
	2003	01.03.04	1,827	01.03.05	1,827	2,896	—	—	—	—
					18,458	29,256	412,759	782,179	256,069	467,967

Notes:

1. The performance criterion for a bonus to be paid and deferred shares awarded under the Plan is established by the Committee at the commencement of the relevant financial year.

2. Following the release of the company's preliminary results in respect of the financial year to which the plan relates and if the performance criterion is met, then bonus and deferred shares are respectively paid and awarded.

3. Deferred shares are held in trust on a conditional basis by the Rentokil Initial Employee Share Trust until the expiry of one year from the date of the award.

4. The value of shares vested in 2003, in respect of deferred shares awarded on 1st March 2002, reflects the mid-market closing price for the company's shares of 182.75p on the last trading day before the vesting of the shares.

   The value of shares vested in 2004, in respect of deferred shares awarded on 3rd March 2003, reflects the mid-market closing price for the company's shares of 189.5p on the last trading day before the vesting of the shares.

   The value of shares vested in 2005, in respect of deferred shares awarded on 1st March 2004, reflects the mid-market closing price for the company's shares of 158.5p on the last trading day before the vesting of the shares.

5. The Plan will not be operated in 2005.

27. EMPLOYEES (Continued)

Share Options

The following table sets out the share options held by directors:

Date of grant	Earliest exercise date	Expiry date	Exercise price (pence)	Number at 1st Jan 2002 (1p shares)*	Granted/ (lapsed) in year	Exercised in year	Number at 31st Dec 2002	Granted/ (lapsed) in year	Exercised in year	Number at 31st Dec 2003	Granted/ (lapsed) in year	Exercised in year	Number at 31st Dec 2004
***** Sir Clive Thompson**													
01.04.94	01.04.97	31.03.04	122.165	993,974	—	—	993,974	—	(993,974)	—	—	—	—
29.09.95	29.09.98	28.09.05	156.867	1,322,788	—	—	1,322,788	—	—	1,322,788	—	—	1,322,788
01.06.96	01.06.99	31.05.06	201.135	77,212	—	—	77,212	—	—	77,212	—	—	77,212
18.04.97	18.04.00	17.04.07	204.634	1,400,000	—	—	1,400,000	—	—	1,400,000	—	—	1,400,000
+ 01.10.98	01.12.03	30.11.04	356.000	4,845	—	—	4,845	—	—	4,845	—	—	4,845
14.05.99	14.05.02	13.05.09	270.000	630,000	—	—	630,000	—	—	630,000	—	—	630,000
10.05.00	10.05.03	09.05.10	156.500	1,593,450	—	—	1,593,450	(95,607)	—	1,497,843	—	—	1,497,843
01.03.01	01.03.04	28.02.11	205.250	1,275,731	—	—	1,275,731	—	—	1,275,731	—	—	1,275,731
				7,298,000	—	—	7,298,00	(95,607)	(993,974)	6,208,419	—	—	6,208,419
***** Mr J C F Wilde**													
02.06.96	02.06.99	01.06.06	201.135	90,000	—	—	90,000	—	—	90,000	—	—	90,000
18.04.97	18.04.00	17.04.07	204.634	120,000	—	—	120,000	—	—	120,000	—	—	120,000
20.04.98	20.04.01	19.04.08	371.670	148,904	—	—	148,904	—	—	148,904	—	—	148,904
+ 01.10.98	01.12.03	30.11.04	356.000	4,845	—	—	4,845	—	—	4,845	—	—	4,845
14.05.99	14.05.02	13.05.09	270.000	200,000	—	—	200,000	—	—	200,000	—	—	200,000
10.05.00	10.05.03	09.05.10	156.500	259,424	—	—	259,424	(13,897)	—	245,527	—	—	245,527
01.03.01	01.03.04	28.02.11	205.250	208,038	—	—	208,038	—	—	208,038	—	—	208,038
01.03.02	01.03.05	29.02.12	266.750	—	196,813	—	196,813	—	—	196,813	—	—	196,813
29.08.03	29.08.06	28.08.13	204.500	—	—	—	—	509,352	—	509,352	—	—	509,352
				1,031,211	196,813	—	1,228,024	495,455	—	1,723,479	—	—	1,723,479
**** Mr R C Payne**													
26.09.95	26.09.98	25.09.05	156.867	200,000	—	—	200,000	—	—	200,000	—	—	200,000
30.05.96	30.05.99	29.05.06	201.135	180,000	—	—	180,000	—	—	180,000	—	—	180,000
18.04.97	18.04.00	17.04.07	204.634	240,000	—	—	240,000	—	—	240,000	—	—	240,000
20.04.98	20.04.01	19.04.08	371.670	186,211	—	—	186,211	—	—	186,211	—	—	186,211
+ 01.10.98	01.12.03	30.11.04	356.000	4,845	—	—	4,845	—	—	4,845	(4,845)	—	—
14.05.99	14.05.02	13.05.09	270.000	216,000	—	—	216,000	—	—	216,000	—	—	216,000
10.05.00	10.05.03	09.05.10	156.500	348,881	—	—	348,881	(18,690)	—	330,191	—	—	330,191
01.03.01	01.03.04	28.02.11	205.250	332,794	—	—	332,794	—	—	332,794	—	—	332,794
01.03.02	01.03.05	29.02.12	266.750	—	271,681	—	271,681	—	—	271,681	—	—	271,681
29.08.03	29.08.06	28.08.13	204.500	—	—	—	—	248,141	—	248,141	—	—	248,141
31.08.04	31.08.07	30.08.14	152.000	—	—	—	—	—	—	—	347,201	—	347,201
				1,708,731	271,681	—	1,980,412	229,451	—	2,209,863	342,356	—	2,552,219
**** Mr E F Brown**													
28.04.92	28.04.95	27.04.02	74.254	135,000	—	135,000	—	—	—	—	—	—	—
28.04.94	28.04.97	27.04.04	116.000	35,612	—	35,612	—	—	—	—	—	—	—
21.04.95	21.04.98	20.04.05	121.984	88,000	—	88,000	—	—	—	—	—	—	—
29.05.96	29.05.99	28.05.06	201.135	60,674	—	—	60,674	—	—	60,674	—	—	60,674
18.04.97	18.04.00	17.04.07	204.634	96,824	—	—	96,824	—	—	96,824	—	—	96,824
20.04.98	20.04.01	19.04.08	371.670	145,000	—	—	145,000	—	—	145,000	—	—	145,000
+ 01.10.98	01.12.03	30.11.04	356.000	4,845	—	—	4,845	—	—	4,845	(4,845)	—	—
14.05.99	14.05.02	13.05.09	270.000	250,000	—	—	250,000	—	—	250,000	—	—	250,000
10.05.00	10.05.03	09.05.10	156.500	452,428	—	—	452,428	(27,129)	—	425,299	—	—	425,299
01.03.01	01.03.04	28.02.11	205.250	355,318	—	—	355,318	—	—	355,318	—	—	355,318
01.03.02	01.03.05	29.02.12	266.750	—	284,172	—	284,172	—	—	284,172	—	—	284,172
29.08.03	29.08.06	28.08.13	204.500	—	—	—	—	155,169	—	155,169	—	—	155,169
31.08.04	31.08.07	30.08.14	152.000	—	—	—	—	—	—	—	215,027	—	215,027
				1,623,701	284,172	258,612	1,649,261	128,040	—	1,777,301	210,182	—	1,987,483

* For Mr J C F Wilde as at date of appointment on 26th February 2002.

** *On 24th March 2005, Mr E F Brown and Mr R C Payne were granted a further 203,639 and 328,814 share options respectively. These options may be exercised between 24th March 2008 and 23rd March 2015 at an exercise price of 160.50p.*

*** The interests of Sir Clive Thompson and Mr J C F Wilde shown above are at 31st December 2002, 31st December 2003 and at the date of their ceasing to be directors on 19th May 2004 and 27th July 2004 respectively. In accordance with the rules of the share option schemes, Sir Clive Thompson (who is in receipt of a pension from the Rentokil Initial Pension Scheme) has 18 months from 19th May 2004 to exercise outstanding options. Under the rules of the share option schemes, performance conditions are waived when a holder of options retires. Mr J C F Wilde will have 6 months to exercise outstanding options from the date his employment ceases, or 18 months from the date he commences a pension under the Rentokil Initial Pension Scheme.

\+ Share options granted under the Share Option Scheme for UK Employees, which is a S.A.Y.E scheme.

27. EMPLOYEES (Continued)

Market price:			Low/high:		
	at 31st December 2004	147.75p		2004	136.13p/208.50p
	at 31st December 2003	190p		2003	155.5p/230.25p
	at 31st December 2002	220p		2002	283p/192.25p

Notes:

1. All share options granted before 2000 are exercisable.
2. Level 1 share options granted under the Discretionary Schemes in 2000 and subsequently cannot yet be exercised as the performance criteria have yet to be satisfied save for those granted in 2001 where the performance criteria have been satisfied. 85% of Level 2 share options granted in 2000 and 100% of Level 2 share options granted in 2001 are exercisable. Level 2 share options granted in 2003 and 2004 cannot yet be exercised as the relevant performance criteria have yet to be satisfied.
3. As a result of the company's total shareholder return in 2002 to 2004, the Level 2 options granted in 2002 have lapsed since the year end (E F Brown 113,601, R C Payne 108,608, J C F Wilde 70,291).
4. Mr E F Brown exercised 258,612 share options in 2002; 135,000 at a strike price of 74.254p; 35,612 at a strike price of 116.000p; and 88,000 at a strike price of 121.9835p, which had a value of 270p per share at the date of exercise (namely the mid-market closing price on the date of exercise of the share option) and resulted in a total notional gain of £449,354.
5. Sir Clive Thompson exercised 993,974 share options in 2003 at a strike price of 122.165p which had a value of 173p per share at the date of exercise (namely the mid-market closing price on the date of exercise of the share option) and resulted in a total notional gain of £505,287.
6. With regard to Level 2 share options granted in 2000, after calculating total shareholder return, 15% of options granted will lapse on the third anniversary of these grants in May 2003.
7. No other directors were granted options in the shares of the company or any other group entities.
8. None of the terms and conditions of share options granted were varied during the year.
9. All share options must be exercised by the expiry of ten years from their date of grant.

Pensions

Accrued entitlements for directors under the company's pension scheme are as follows:

For the year ended 31st December 2004

	Additional accrued benefits earned in the year £000 pa	Accrued entitlement at 31 Dec 2004 £000 pa	Transfer value at 31 Dec 2004 £000	Transfer value at 31 Dec 2003 £000	Increase in transfer value less directors' contributions £000	Additional accrued pension earned in the year (excluding inflation) £000 pa	Accumulated total accrued pension at 31 Dec 2004 £000 pa	Transfer value of increase in accrued pension less directors' contributions £000
J C F Wilde	56	195	2,250	1,398	812	51	195	558
R C Payne	25	253	3,749	2,978	742	17	253	232
E F Brown	10	226	2,836	2,392	423	2	226	11

For the year ended 31st December 2003

	Additional accrued benefits earned in the year £000 pa	Accrued entitlement at 31 Dec 2003 £000 pa	Transfer value at 31 Dec 2003 £000	Transfer value at 31 Dec 2002 £000	Increase in transfer value less directors' contributions £000	Additional accrued pension earned in the year (excluding inflation) £000 pa	Accumulated total accrued pension at 31 Dec 2003 £000 pa	Transfer value of increase in accrued pension less directors' contributions £000
Sir Clive Thompson	44	734	13,006	11,363	1,622	24	734	413
J C F Wilde	48	139	1,398	794	571	45	139	422
R C Payne	24	228	2,978	2,370	581	19	228	226
E F Brown	10	217	2,392	1,986	385	4	217	33

For the year ended 31st December 2002

	Additional accrued benefits earned in the year £000 pa	Accrued entitlement at 31 Dec 2002 £000 pa	Transfer value at 31 Dec 2002 £000	Transfer value at 31 Dec 2001 £000	Increase in transfer value less directors' contributions £000	Additional accrued pension earned in the year (excluding inflation) £000 pa	Accumulated total accrued pension at 31 Dec 2002 £000 pa	Transfer value of increase in accrued pension less directors' contributions £000
Sir Clive Thompson	65	690	11,363	10,021	1,277	47	690	732
J C F Wilde	14	91	794	784	(9)	12	91	87
R C Payne	23	204	2,370	2,259	86	17	204	182
E F Brown	22	207	1,986	2,035	(76)	16	207	127

Notes:

1. The accrued pension entitlements shown are those that would be paid annually on retirement based on years of service to date. The increase in accrued pension entitlement during the year reflects additional service. There were no changes to accrued benefits during the year.

27. EMPLOYEES (Continued)

2. All transfer values have been calculated on the basis of actuarial advice in accordance with the Actuarial Guidance Note GN11 as published by the Institute of Actuaries and the Faculty of Actuaries. The transfer values disclosed above represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the directors' pension benefits. They do not represent sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.

   The transfer value of the increase in accrued benefits, required by the Listing Rules, discloses the current value of the increase in accrued benefits that the director has earned in the period, whereas the change in his/her transfer value, required by the Companies Act 1985 discloses the absolute increase or decrease in his/her transfer value and includes the change in value of the accrued benefits that results from market volatility affecting the transfer value at the beginning of the period, as well as the additional value earned in the year.

3. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above tables.

4. No director is a member of a money purchase scheme sponsored by the company.

5. The information given regarding Sir Clive Thompson takes into account the actuarial position as at the period ends disclosed above, although he retired in April 2003 and receives a pension from the Rentokil Initial Pension Scheme.

Interests in Shares

The following table sets out the interests of directors, who were directors on 31st December 2004, 31st December 2003 or 31st December 2002, in the shares of the company:

	31 Dec 2004 beneficial interests	31 Dec 2003 beneficial interests	31 Dec 2002 beneficial interests
E F Brown	**390,376**	562,056	518,220
I Harley	**2,000**	2,000	2,000
P J Long	—	—	—
P Mason	—	—	—
B D McGowan	**5,000**	5,000	5,000
R C Payne	**192,774**	130,509	89,452
R R Spinney	**2,000**	2,000	2,000
Sir Clive Thompson	**2,034,302**	6,797,603	5,646,206
J C F Wilde	**103,647**	38,519	24,766

Notes:

1. The interests of executive directors include beneficial interests in shares held in trust under an Inland Revenue approved profit sharing scheme under which the last distribution was made in 2002.

2. In addition to the interests in shares noted above, on 1st March 2005 the shares awarded on 1st March 2004 under the Deferred share Award Plan 2003 vested unconditionally in the executive directors. There have been no further changes in the interests set out above between 31st December 2004 and 13th April 2005.

3. The interests of Sir Clive Thompson and Mr J C F Wilde shown above are at 31st December 2002, 31st December 2003 and the dates of their ceasing to be directors on 19th May 2004 and 27th July 2004 respectively.

4. Mr E F Brown sold 20,347 shares on 2nd April 2004 at £1.865 per share and 200,000 shares on 29th April 2004 at £1.90 per share. Sir Clive Thompson sold 4,000,000 shares on 13th April 2004 at £1.853 per share and a further 1,000,000 on the same day at £1.8375 per share.

28. PENSION COMMITMENTS

The group operates a number of pension schemes around the world covering many of its employees. The major schemes are of the defined benefit type with assets held in separate trustee administered funds.

The principal scheme in the United Kingdom is the Rentokil Initial Pension Scheme, which has a number of defined benefit sections which are now closed to new entrants, and a defined contribution section.

Actuarial valuations of the UK scheme are carried out every three years. For the years ended 31st December 2003 and 2004 the most recent actuarial valuation was at 1st April 2002. It was carried out

28. PENSION COMMITMENTS (Continued)

using the projected unit credit method and the principal assumptions made by the independent professional actuary were that pensions would increase by either 2.7% per annum or 3.6% per annum, pensionable salaries would increase by 3.8% per annum and pensions would be discounted back to the valuation date using discount rates of 6.7% per annum for the period after retirement and 7.2% per annum for the period before retirement.

The market value of the scheme's assets totalled £613.9m as at 1st April 2002. However, for the purposes of the valuation, the assets were adjusted by £55.6m to reflect the underperformance of the scheme's actual investments relative to a portfolio of bonds over the preceding three years. The combined value of the assets and the above smoothing adjustment represented 115% of the value of the benefits accrued to members after allowing for expected future increases in pensionable salaries and pensions.

In light of the results of the 2002 actuarial valuation, the company resumed contributions to the defined benefit sections of the scheme with effect from March 2004. A contribution of £6.8m was made in March 2004 and a further £9.3m in March 2005. Future contributions will be known once the 2005 triennial valuation has been completed.

For the year ended 31st December 2002 the relevant valuation was at 1st April 1999. This valuation was also carried out using the projected unit credit method and the principal assumptions made by the independent professional actuary were that future investment returns would be 6% per annum, pensionable salaries would increase by 4% per annum and pensions would increase by 2.5% per annum or at the rate provided in the rules of the UK scheme. The assumed yield on UK equity investments was 2.8%. As at 1st April 1999 the market value of the scheme's assets totalled £690.5m and the actuarial value of those assets represented 113% of the benefits accrued to members after allowing for expected future increases in pensionable salaries.

The worldwide pension cost for the group was £14.9m (2003: £15.2m, 2002: £12.4m) of which £3.8m (2003: £4.5m, 2002: £3.1m) related to the group's total UK pension cost, which was calculated using the same assumptions as above. The above UK pension cost makes allowance for a credit of £4.9m in respect of experience surpluses that are being recognised over 11 years, the average future service lives of employees in the scheme. There is a prepayment of £17.9m (see note 14) in the group's balance sheet (2003: £14.9m, 2002: £19.4m) in respect of the UK scheme resulting from the difference between contributions paid and pension costs charged to date.

The additional disclosures required under FRS 17 are shown below. These relate only to the main UK scheme but they would not be materially different if they included the defined benefit schemes which operate in other countries.

The numbers shown in this disclosure have been based on the most recent actuarial valuation of the UK scheme as at 1st April 2002, updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31st December 2004, 2003 and 2002. Scheme assets are stated at their market values at 31st December 2004, 2003 and 2002.

Actuarial assumptions

	2004 %pa	**2003 %pa**	**2002 %pa**
Discount rate	**5.3%**	5.6%	5.75%
Rate of increase in salaries (excluding promotion)	**3.5%**	3.0%	3.3%
Rate of price inflation	**2.8%**	2.5%	2.3%
Rate of increase to pensions in payment	**3.6%**	3.5%	3.5%

28. PENSION COMMITMENTS (Continued)

Assets in the scheme and their expected rates of return

	LONG TERM RATE OF RETURN EXPECTED AS AT 31ST DECEMBER 2004 %pa	VALUE AS AT 31ST DECEMBER 2004 £m	LONG TERM RATE OF RETURN EXPECTED AS AT 31ST DECEMBER 2003 %pa	VALUE AS AT 31ST DECEMBER 2003 £m	LONG TERM RATE OF RETURN EXPECTED AS AT 31ST DECEMBER 2002 %pa	VALUE AS AT 31ST DECEMBER 2002 £m
Equities	**7.6**	**453.5**	**8.3**	421.0	8.0	386.4
Government Bonds	**4.6**	**116.0**	**4.8**	115.9	4.5	96.6
Total Market Value		**569.5**		536.9		483.0

Value of scheme assets and liabilities

	2004 £m	2003 £m	2002 £m
Market value of scheme assets	**569.5**	536.9	483.0
Present value of scheme liabilities	**(832.9)**	(724.2)	(639.0)
Deficit in the scheme	**(263.4)**	(187.3)	(156.0)
Related deferred tax asset	**79.0**	56.2	46.8
Net pension liability	**(184.4)**	(131.1)	(109.2)

If the amounts in the previous table had been recognised in the financial statements, the group's net assets and profit and loss account reserve at 31st December would be as follows:

	2004 £m	2003 (restated) £m	2003 (presented) £m	2002 £m
Net liabilities				
Net liabilities	**(559.4)**	(624.6)	(612.6)	(717.3)
Adjust for SSAP 24 prepayment (net of deferred tax)	**(12.5)**	(10.4)	(10.4)	(13.6)
Net liabilities excluding SSAP 24 pension asset	**(571.9)**	(635.0)	(623.0)	(730.9)
FRS 17 pension liability (net of deferred tax)	**(184.4)**	(131.1)	(131.1)	(109.2)
Net liabilities including FRS 17 pension liability	**(756.3)**	(766.1)	(754.1)	(840.1)
Reserves				
Profit and loss account reserve	**(655.0)**	(715.0)	(715.0)	(815.9)
Adjust for SSAP 24 prepayment (net of deferred tax)	**(12.5)**	(10.4)	(10.4)	(13.6)
Profit and loss account reserve excluding SSAP 24 pension asset	**(667.5)**	(725.4)	(725.4)	(829.5)
FRS 17 pension liability (net of deferred tax)	**(184.4)**	(131.1)	(131.1)	(109.2)
Profit and loss account reserve including FRS 17 pension liability	**(851.9)**	(856.5)	(856.5)	(938.7)

The amount charged to operating profit and finance costs had FRS 17 been operative is as follows:

	2004 £m	2003 £m	2002 £m
Operating costs			
Current service cost	**(12.6)**	(13.8)	(12.7)
Other finance items			
Interest on scheme liabilities	**(40.2)**	(35.9)	(34.3)
Expected return on scheme assets	**39.9**	34.3	43.4
	(0.3)	(1.6)	9.1
Net pension cost under FRS 17	**(12.9)**	(15.4)	(3.6)

28. PENSION COMMITMENTS (Continued)

The amount recognised in the Statement of Total Recognised Gains and Losses had FRS 17 been operative is as follows:

	2004 £m	% OF SCHEME ASSETS/ LIABILITIES AS APPLICABLE	2003 £m	% OF SCHEME ASSETS/ LIABILITIES AS APPLICABLE	2002 £m	% OF SCHEME ASSETS/ LIABILITIES AS APPLICABLE
Actual return less expected return on scheme assets	**12.3**	**2.2**	46.5	8.7	(144.2)	(29.9)
Experience gains and losses arising on scheme liabilities	**10.9**	**1.3**	(1.3)	(0.2)	(25.5)	(3.9)
Changes in assumptions underlying the present value of the scheme liabilities	**(93.2)**	**(11.2)**	(61.1)	(8.4)	(1.9)	(0.3)
Actuarial loss recognised in the STRGL	**(70.0)**		(15.9)		(171.6)	

Movement in (deficit)/surplus during the year

	2004 £m	2003 £m	2002 £m
(Deficit)/surplus in scheme at 1st January	**(187.3)**	(156.0)	19.2
Current service cost	**(12.6)**	(13.8)	(12.7)
Contributions	**6.8**	—	—
Past service cost	**—**	—	—
Other finance cost	**(0.3)**	(1.6)	9.1
Actuarial loss	**(70.0)**	(15.9)	(171.6)
Deficit at 31st December	**(263.4)**	(187.3)	(156.0)

29. OPERATING LEASE COMMITMENTS

The group has lease agreements in respect of properties, vehicles, plant and equipment, the payments for which extend over a number of years. The minimum annual rentals are:

	LAND AND BUILDINGS 2004 £m	OTHER OPERATING LEASES 2004 £m	TOTAL 2004 £m	TOTAL 2003 £m	TOTAL 2002 £m
Operating leases which expire:					
Within one year	**3.7**	**3.3**	**7.0**	5.0	4.0
Between two and five years	**13.8**	**10.3**	**24.1**	23.8	20.3
After five years	**17.2**	**1.8**	**19.0**	17.0	13.8
	34.7	**15.4**	**50.1**	45.8	38.1

30. CONSOLIDATED CASH FLOW FROM OPERATING ACTIVITIES

	2004 £m	2003 £m	2002 £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit	**342.0**	451.9	438.4
Non cash items	**50.2**	—	—
Depreciation charge (net of recovery on disposals)	**160.4**	157.0	152.4
Decrease/(increase) in stocks	**0.6**	(0.2)	(0.5)
(Increase)/decrease in debtors	**(7.3)**	13.8	(5.4)
Increase/(decrease) in creditors and provisions	**6.2**	(12.2)	(9.0)
Net cash inflow from operating activities	**552.1**	610.3	575.9

31. ACQUISITIONS

The group purchased 19 (2003: 9, 2002: 12) companies and businesses in 2004, as set out on page 59, for a total consideration of £29.6m (2003: £22.2m, 2002: £34.3m), which together with adjustments for deferred consideration, resulted in a cash outflow of £27.5m (2003: £21.2m, 2002: £34.5m) as shown below. Also shown below are the adjustments made to the asset values acquired in order to bring these into line with the group's own accounting policies. These adjustments are provisional and will be finalised next year. There were no adjustments required in respect of acquisitions made last year.

	BOOK VALUE £m	CONSISTENCY OF ACCOUNTING POLICY £m	NET ASSETS £m
For the year ended 31st December 2004			
Tangible fixed assets	**3.7**	**—**	**3.7**
Stocks	**0.6**	**(0.2)**	**0.4**
Cash	**1.0**	**—**	**1.0**
Debtors	**3.7**	**—**	**3.7**
Tax	**(0.3)**	**0.1**	**(0.2)**
Creditors	**(7.5)**	**—**	**(7.5)**
Debt	**(0.4)**	**—**	**(0.4)**
Net assets acquired	**0.8**	**(0.1)**	**0.7**
Goodwill (note 10)			**28.9**
Consideration			**29.6**
Consideration deferred to future periods			**(2.7)**
Consideration deferred from prior periods			**1.6**
Cash acquired			**(1.0)**
Cash outflow			**27.5**
For the year ended 31st December 2003			
Tangible fixed assets	5.9	0.1	6.0
Stocks	0.9	—	0.9
Cash	0.6	—	0.6
Debtors	6.0	—	6.0
Tax	0.1	(0.4)	(0.3)
Creditors	(5.1)	—	(5.1)
Provisions	(0.2)	—	(0.2)
Debt	(2.5)	—	(2.5)
Net assets acquired	5.7	(0.3)	5.4
Goodwill (note 10)			16.8
Consideration			22.2
Consideration deferred to future periods			(0.9)
Consideration deferred from prior periods			0.5
Cash acquired			(0.6)
Cash outflow			21.2

31. ACQUISITIONS (Continued)

	BOOK VALUE £m	CONSISTENCY OF ACCOUNTING POLICY £m	NET ASSETS £m
For the year ended 31st December 2002			
Tangible fixed assets	3.1	(0.1)	3.0
Stocks	1.1	(0.2)	0.9
Debtors	2.5	—	2.5
Tax	0.3	—	0.3
Creditors	(6.9)	(0.1)	(7.0)
Net assets acquired	0.1	(0.4)	(0.3)
Goodwill (note 10)			34.6
Consideration			34.3
Consideration deferred to future periods			(0.6)
Consideration deferred from prior periods			0.8
Cash outflow			34.5

From the dates of acquisition to 31st December 2004 these acquisitions contributed £7.6m (2003: £20.9m, 2002: £19.5m) to turnover, £2.4m (2003: £1.9m, 2002: £3.1m) to profit before interest and £1.5m (2003: £1.3m, 2002: £1.3m) to profit after interest.

32. DISPOSALS

The group disposed of 3 (2003: 5, 2002: nil) businesses during the year, as set out on page 60, for gross proceeds of £4.3m (2003: £5.4m, 2002: £nil), £3.4m (2003: £4.8m, 2002: £nil) after costs paid of £0.9m (2003: £0.6m, 2002: £nil) but before provisions of £2.1m (2003: £0.4m, 2002: £nil). The group also received proceeds of £4.0m in advance for the sale of part of the German Hygiene Services business after the year-end. These proceeds are held within other creditors due within one year on the balance sheet (note 15).

	£m
For the year ended 31st December 2004	
Tangible fixed assets	4.4
Stocks	0.2
Cash	0.6
Debtors	5.4
Creditors	(3.3)
Debt	(2.7)
Net assets disposed	4.6
Negative goodwill written back from reserves (note 3)	(3.3)
Loss on disposal (note 3)	—
Provisions (note 3)	2.1
Consideration	3.4
Consideration deferred to future periods	(1.5)
Consideration deferred from prior periods	1.5
Consideration received in advance	4.0
Cash disposed	(0.6)
Cash outflow on disposal of a 25.1% interest in the South African business (see below)	(0.1)
Cash inflow	6.7

32. DISPOSALS (Continued)

As part of a "black economic empowerment" (B.E.E.) initiative, a 25.1% interest in the South African business was disposed of on 30th November 2004. Net assets of £2.4m were disposed for gross proceeds of £17.6m, £17.5m after costs paid of £0.1m, realising a gain on disposal of £14.2m after the write back of £0.9m of goodwill. The gain on disposal of £14.2m is included in the Statement of Total Recognised Gains and Losses on page 17 as it has not been realised due to the vendor financed nature of the transaction.

	£m
Net assets disposed	2.4
Goodwill written back from reserves	0.9
Gain on disposal (note 26)	14.2
Consideration	17.5
Consideration deferred to future periods (note 14)	(17.6)
Cash outflow	(0.1)
For the year ended 31st December 2003	
Tangible fixed assets	5.4
Stocks	1.1
Cash	0.2
Debtors	3.2
Tax	(0.1)
Creditors	(1.9)
Debt	(1.0)
Net assets disposed	6.9
Minority interest	(0.6)
Negative goodwill written back from reserves (note 3)	(1.7)
Loss on disposal (note 3)	(0.2)
Provisions (note 3)	0.4
Consideration	4.8
Consideration deferred to future periods	(2.5)
Consideration deferred from prior periods	4.3
Cash disposed	(0.2)
Cash inflow	6.4

33. RECONCILIATION OF MOVEMENT IN NET DEBT

	CASH AND DEPOSITS £m	BORROWINGS UNDER 1 YEAR £m	BORROWINGS OVER 1 YEAR £m	NET DEBT £m
At 1st January 2002	389.6	(371.9)	(1,144.7)	(1,127.0)
Change in net cash in the year	(59.5)	320.3	—	260.8
Movements in deposits and loans	(83.5)	—	(297.6)	(381.1)
Finance lease movements	—	0.8	1.0	1.8
Exchange adjustments	(0.1)	(14.2)	(0.6)	(14.9)
At 31st December 2002	246.5	(65.0)	(1,441.9)	(1,260.4)
Change in net cash in the year	38.5	42.1	—	80.6
Acquisitions (note 31)	—	(2.5)	—	(2.5)
Disposals (note 32)	—	1.0	—	1.0
Movements in deposits and loans	(13.0)	(57.6)	67.4	(3.2)
Finance lease movements	—	(0.8)	0.5	(0.3)
Exchange adjustments	0.8	(0.1)	(23.8)	(23.1)
At 31st December 2003	**272.8**	**(82.9)**	**(1,397.8)**	**(1,207.9)**
Change in net cash in the year	**60.6**	**(59.0)**	**—**	**1.6**
Acquisitions (note 31)	**—**	**(0.4)**	**—**	**(0.4)**
Disposals (note 32)	**—**	**2.7**	**—**	**2.7**
Movements in deposits and loans	**(126.5)**	**(79.9)**	**275.8**	**69.4**
Finance lease movements	**—**	**(0.5)**	**3.1**	**2.6**
Exchange adjustments	**(0.8)**	**16.8**	**(19.6)**	**(3.6)**
At 31st December 2004	**206.1**	**(203.2)**	**(1,138.5)**	**(1,135.6)**

34. CONTINGENT LIABILITIES

The group has contingent liabilities of £2.4m (2003: £3.0m, 2002: £6.0m) relating to guarantees in respect of third parties and the company has guaranteed bank and other borrowings of subsidiaries amounting to £5.9m (2003: £0.8m, 2002: £1.5m). The group has commitments, amounting to £nil (2003: £6.7m, 2002: £15.9m), under forward foreign exchange contracts entered into in the ordinary course of business.

The company and certain subsidiary companies have, in the normal course of business, given performance guarantees in respect of the group's own contracts and, in connection with the disposal of businesses, have assumed certain contingent obligations. In addition, there are contingent liabilities in respect of litigation. None of these matters is expected to give rise to any material loss.

35. COMMITMENTS FOR CAPITAL EXPENDITURE

	2004 £m	2003 £m	2002 £m
Expenditure authorised by the directors:			
Contracts placed	**14.2**	10.9	13.3
Contracts not yet placed	**26.8**	15.6	26.9
	41.0	26.5	40.2

36. RELATED PARTIES

The company has taken advantage of the exemption not to disclose transactions with 90–100% owned subsidiaries.

Initial Catering Services Ltd (75%), Retail Cleaning Services Ltd (51%) and Yu Yu Calmic Co Ltd (50%) are not subject to the exemption. However, the transactions between these entities and the group were in the ordinary course of business.

Nippon Calmic Ltd (49%), Rezayat Sparrow Arabian Crane Hire Co Ltd (49%) and Rezayat Deborah Saudi Arabia Co Ltd (49%) are associated entities. During the year the transactions between these entities and the group were in the ordinary course of business.

The group recharges the Rentokil Initial Pension Scheme with costs of administration and independent pension advice borne by the group. The total amount of recharges in the year ended 31st December 2004 was £1.3m (2003: £1.3m).

The group has extended a loan to a consortium of private investors during the year to enable them to purchase a 25.1% stake in the South African business. The group has a receivable from this consortium of £17.6m at the year-end (see note 14). It is anticipated that the loan will be repaid over a 10-year period. The repayment of the loan will be dependent upon future dividends generated by the business (see note 20).

37. POST BALANCE SHEET EVENTS

2004

Since the end of the year, a further 10 acquisitions have been made at a cost of £22m.

2003

The company purchased a further 7.4m of its own shares for £13.8m and made a further four acquisitions during the period from the end of the year to 24th March 2004 (the date the 2003 financial statements were approved by the board).

2002

On 22nd February 2003 the company disposed of its interest in its cash-in-transit business in Belgium for £2.7m.

The company purchased a further 10.5m of its own shares for £18.1m during the period from the end of the year to 26th March 2003 (the date the 2002 financial statements were approved by the board).

Principal Operating Subsidiary and Associated Undertakings

At 31st December 2004

SUBSIDIARY UNDERTAKINGS

United Kingdom
Dudley Industries Ltd*
Initial Aviation Security Ltd*
Initial Building Services Ltd*
Initial Catering Services Ltd (75%)*
Initial City Link Ltd*
Initial Electronic Security Systems Ltd*
Initial Hospital Services Ltd*
Initial Security Ltd*
Initial Style Conferences Ltd*
Initial Integrated Services Ltd*
Rentokil Initial Services Ltd*
Rentokil Initial UK Ltd*
Rentokil Initial UK Cleaning Ltd**
Rentokil Insurance Ltd
Rentokil IT Hygiene Ltd*
Rentokil Office Solutions Ltd*
Retail Cleaning Services Ltd (51%)*

Australia
Rentokil Initial Pty Ltd*

Austria
Rentokil Initial GmbH*

Bahamas
Rentokil Initial (Bahamas) Ltd

Barbados
Rentokil Initial (Barbados) Ltd

Belgium
Initial Security NV*
Initial Textiles NV*
Rentokil Initial NV*
Belgian Security Company NV*

Canada
Rentokil Initial Canada Ltd*

Czech Republic
Initial Ecotex sro*

Denmark
Rentokil Initial A/S*

Eire
Rentokil Initial Ltd*

Fiji
Rentokil Initial Ltd

Finland
Oy Rentokil Initial AB*

France
Initial BTB SA (97%)*
Initial Delta Sécurité SA*
Rentokil Initial SA*
Rentokil Plantes Tropicales SA*

French West Indies
Rentokil Initial Martinique SARL

Germany
Initial Textil Service GmbH & Co KG*
Rentokil Initial GmbH*

Greece
Rentokil Initial Hellas EPE*

Guernsey, C.I.
Felcourt Insurance Co Ltd

Guyana
Rentokil Initial Guyana Ltd

Hong Kong
Rentokil Initial Hong Kong Ltd*

Indonesia
PT Calmic Indonesia
PT Rentokil Indonesia

Italy
Rentokil Initial Italia SpA

Jamaica
Rentokil Initial Jamaica Ltd

Kenya
Rentokil Initial Kenya Ltd

Luxembourg
Rentokil Luxembourg Sarl*

Malaysia
Rentokil Initial (M) Sdn Bhd

Netherlands
Initial Dienstverlening Nederland BV*
Initial Hokatex BV*
Initial Varel Security BV*
Rentokil Initial BV*
Rentokil Tropical Plants BV*

New Zealand
Rentokil Initial Ltd*

Norway
Rentokil Initial Norge AS*

Philippines
Rentokil Initial (Philippines) Inc

Portugal
Rentokil Initial Portugal-Servicos de Proteccao Ambiental Lda*

Principal Operating Subsidiary and Associated Undertakings (Continued)

SUBSIDIARY UNDERTAKINGS (Continued)

Singapore
Rentokil Initial Singapore Pte Ltd*

Slovakia
Initial Textiles Services sro*

South Africa
Rentokil Initial (Pty) Ltd (74.9%)*

South Korea
Yu Yu Calmic Co Ltd (50%)*

Spain
Initial Gaviota SA*
Limpiezas Initial SA*
Rentokil Initial Espana SA*

Sweden
Rentokil Initial AB*

Switzerland
Rentokil Initial AG*

Taiwan
Rentokil Initial Singapore Pte Ltd (Taiwan Branch)*

Tanzania
Rentokil Initial Tanzania Ltd

Thailand
Rentokil Initial (Thailand) Ltd**

Trinidad
Rentokil Initial (Trinidad) Ltd

USA
Initial Contract Services Inc*
Initial Healthcare Services LLC*
Initial Tropical Plants Inc*
Rentokil Inc — Pest Control Services*
Stanley Smith Security Inc*
Initial Electronics Inc*

Zimbabwe
Unifreight Ltd*

ASSOCIATED UNDERTAKINGS

Japan
Nippon Calmic Ltd (49%)*

Saudi Arabia
Rezayat Sparrow Arabian Crane Hire Co Ltd (49%)*

Rezayat Deborah Saudi Arabia Co Ltd (49%)*

NOTES

1. Rentokil Initial plc owns directly or indirectly 100% of the shares in all subsidiaries except where a lower percentage is shown.
2. Undertakings, part or all of whose share capital is owned by another subsidiary, are marked*.
3. Undertakings operate and are incorporated in the country underneath which each is shown.
4. The group's 50% interest in Yu Yu Calmic Co Ltd is consolidated as a subsidiary to reflect the group's dominant influence exercised over this company because of its shareholding and its involvement in the management and because the business is conducted under licence from the group.

ACQUISITIONS AND DISPOSALS

For the year ended 31st December 2004:

Acquisitions

NAME OF BUSINESS ACQUIRED	COUNTRY	BUSINESS	EFFECTIVE DATE
Pest Control Services	Canada	Pest Control	02.01.04
Van Gurp	Netherlands	Tropical Plants	16.01.04
CMS	Belgium/France	Hygiene	31.01.04
Mewa	France	Hygiene	08.03.04
Britannia Planters	United Kingdom	Tropical Plants	07.04.04
Health & Safety Pest Control	Australia	Pest Control	30.04.04
Alpha Alarms	United Kingdom	Security	30.04.04
Hoellstern	Germany	Pest Control	01.06.04
Protec Burglar Alarms	United Kingdom	Security	30.07.04
CRT	France	Hygiene	01.10.04
Anchor Pest Control	Canada	Pest Control	08.10.04
Wright Fire & Security	United Kingdom	Security	22.10.04
KM Plant Doctor	Canada	Tropical Plants	01.11.04
Blackbridge Hire Plants	New Zealand	Tropical Plants	15.11.04
Majestic Security	United Kingdom	Security	25.11.04
Biokil	Malaysia	Pest Control	30.11.04
Marks Pest Control	USA	Pest Control	01.12.04
Prorein	Netherlands	Hygiene	30.12.04
Hot House Designs	USA	Tropical Plants	31.12.04

Disposals

NAME OF BUSINESS SOLD	COUNTRY	BUSINESS	EFFECTIVE DATE
North East US Cleaning	USA	Facilities Management	02.04.04
Premier Resorts International Inc	USA	Facilities Management	22.06.04
A to Z Couriers	United Kingdom	Parcels Delivery	25.10.04

For the year ended 31st December 2003:

Acquisitions

NAME OF BUSINESS ACQUIRED	COUNTRY	BUSINESS	EFFECTIVE DATE
Radit	Italy	Hygiene	28.02.03
Favrat	France	Hygiene	25.04.03
Inner-Tec	Canada	Security	30.04.03
NTC	USA	Security	13.05.03
Lorblanc	France	Hygiene	01.06.03
Amerisec	USA	Security	04.09.03
Automatismes Industriels	France	Security	30.09.03
Ecospec	New Zealand	Hygiene	30.09.03
BSC	Belgium	Security	30.11.03

Disposals

NAME OF BUSINESS SOLD	COUNTRY	BUSINESS	EFFECTIVE DATE
Cash Transportation	Belgium	Security	22.02.03
Air Filtration Service	Netherlands	Facilities Management	01.10.03
Rentokil Initial Zambia	Zambia	Hygiene	10.10.03
Rentokil Roofing	United Kingdom	Facilities Management	01.12.03
Timber Preserving	Malaysia	Facilities Management	31.12.03

ACQUISITIONS AND DISPOSALS (Continued)

For the year ended 31st December 2002:

Acquisitions

NAME OF BUSINESS ACQUIRED	COUNTRY	BUSINESS	EFFECTIVE DATE
Pflanzenforum	Germany	Tropical Plants	01.01.02
Taylored Foliage	USA	Tropical Plants	01.02.02
Plant Magic	USA	Tropical Plants	12.02.02
Hygoform	Denmark/Sweden/Norway	Hygiene/Tropical Plants	22.02.02
Industrial Security Specialists	USA	Security	11.03.02
CTS	Spain	Pest Control	30.04.02
Corporate Foliage & Floral	USA	Tropical Plants	01.05.02
Rentex/Fortex	Netherlands	Hygiene	31.05.02
ASL	France	Security	14.06.02
Regina	Belgium	Tropical Plants	31.07.02
Delta Sud/SSE	France	Security	12.09.02
Serim	Italy	Pest Control	30.10.02



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Rentokil Initial 2005 plc
Felcourt
East Grinstead
West Sussex
RH19 2JY

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

26 April 2005

Dear Sirs

Rentokil Initial 2005 plc

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars document dated 26 April 2005 (the "Listing Particulars") of Rentokil Initial 2005 plc (the "Company").

The Company was incorporated as Rentokil Initial 2005 plc on 15 March 2005. The Company has not yet commenced to trade (although it has entered into various engagement letters and agreements with certain of its advisers in connection with the Proposals (as defined in the Listing Particulars) and various working capital facilities agreements), has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial records underlying the financial information and whether the accounting polices are appropriate to the circumstances of the Company and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the date stated.

Financial information

The balance sheet of the Company at 26 April 2005 is as follows:

	Notes	£
Current assets		
Debtors		12,500
Cash		2
Net assets		12,502
Represented by:		
Share capital	3	
2 ordinary shares		2
50,000 redeemable preference shares		12,500
		12,502

Notes to the financial information

1. *Accounting policies*

The balance sheet has been prepared under the historical cost convention in accordance with applicable accounting standards.

2. *Costs*

The costs incurred by the Company in respect of the proposed share offer and admission to the Official List of the UK Listing Authority will be borne by Rentokil Initial plc.

3. *Share capital*

	£
Authorised	
4,100,000,000 ordinary shares of £1 each	4,100,000,000
50,000 redeemable preference shares of £1 each	50,000
	4,100,050,000
Allotted	
2 ordinary shares of £1 each	2
50,000 redeemable preference shares of £1 each	50,000
	50,002
Called up and paid up	
2 ordinary shares of £1 each	2
50,000 redeemable preference shares of £1 each (paid up to 25 pence each)	12,500
	12,502

The Company was incorporated on 15 March 2005 with an authorised share capital of £4,100,050,000, comprising 4,100,000,000 ordinary shares of £1 each and 50,000 fixed-rate redeemable preference shares of £1 each. 2 ordinary shares were allotted for cash, and fully paid, on incorporation. By a special resolution passed on 22 March 2005, all of the 50,000 of fixed-rate redeemable preference shares were allotted for cash and were paid up as to one-quarter (by virtue of the holder giving an undertaking to pay up each share to such amount, pursuant to section 738(2) of the Companies Act 1985).

The fixed-rate redeemable preference shares are non-voting (except in respect of resolutions to wind up the Company or vary the rights of the fixed-rate redeemable preference shares) and give the holder(s) the right, in priority to any holder of any other class of shares in the Company, to receive in full the amounts paid up on such shares from the assets of the Company available for distribution among the shareholders. The holder(s) is/are also entitled, in priority to all other classes of shares in issue from time to time, to be paid a cumulative dividend per fixed-rate redeemable preference share at a rate per annum of 2 per cent. of the share's paid-up nominal value.

The fixed-rate redeemable preference shares are redeemable at the option of the Company or the shareholder(s) at par. It is intended that they will be redeemed once the New Rentokil Reduction of Capital (as defined in the Listing Particulars) becomes effective.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 5. ADDITIONAL INFORMATION

1. Incorporation and activity of New Rentokil Initial

(a) New Rentokil Initial was incorporated and registered in England and Wales on 15 March 2005 under the Companies Act 1985 as a public company limited by shares and with registered number 5393279. It became entitled to do business and borrow, pursuant to section 117 of the Companies Act 1985, on 23 March 2005.

(b) The registered office of New Rentokil Initial is Felcourt, East Grinstead, West Sussex RH19 2JY.

(c) New Rentokil Initial has not traded since its incorporation (although it has entered into various engagement letters and agreements with certain of its advisers in connection with the Proposals and various working capital facilities agreements).

(d) PricewaterhouseCoopers LLP, whose address is 1 Embankment Place, London WC2N 6RH, have been the only auditors of New Rentokil Initial since its incorporation.

2. Share capital of New Rentokil Initial

New Shares

(a) On incorporation, the authorised share capital of New Rentokil Initial was £4,100,050,000 divided into 4,100,000,000 ordinary shares of £1 each and 50,000 fixed-rate redeemable preference shares of £1 each. As part of the arrangements for the incorporation of New Rentokil Initial, two ordinary subscriber shares of £1 each were issued to the two directors of New Rentokil Initial at the time of incorporation, being Mr. Roger Payne and Mr. Robert Ward-Jones. In addition, 50,000 £1 fixed rate redeemable preference shares have been issued to Rentokil Initial and have been paid up as to 25 pence per share. This is to ensure that New Rentokil Initial meets certain company law requirements for its minimum issued share capital pending the implementation of the Scheme which would only otherwise be met once the New Shares have been issued under the Scheme. Once the Scheme has become effective, the two ordinary subscriber shares will be gifted back to, or repurchased by, New Rentokil Initial and cancelled and, once the New Rentokil Initial Reduction of Capital has become effective, the 50,000 fixed-rate redeemable preference shares, which will be fully paid at the time of redemption, will be redeemed and cancelled.

(b) By various special resolutions proposed and passed at an extraordinary general meeting of New Rentokil Initial on 13 April 2005, it was resolved that:

(i) subject to and conditional upon the New Shares required to be issued by New Rentokil Initial pursuant to the Scheme having been registered in the name of the persons entitled thereto, the share capital of New Rentokil Initial be reduced by reducing the nominal value of each New Share to 1 penny;

(ii) The Directors be generally and unconditionally authorised to exercise all the powers of New Rentokil Initial to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985):

(I) if the Scheme and the New Rentokil Initial Reduction of Capital become effective, up to an aggregate nominal amount of £1,816,466,571; or

(II) if the Scheme becomes effective but the New Rentokil Initial Reduction of Capital does not become effective, up to an aggregate nominal amount of £2,413,909,064,

in each case such authority shall expire at the conclusion of the first annual general meeting of New Rentokil Initial. However, the Directors may make an offer or agreement which would or might require relevant securities to be allotted after such time and the Directors may allot relevant securities after such time in pursuance of that offer or agreement.

(iii) The Directors be empowered to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority referred to in sub-paragraph (ii) above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the first annual general meeting of New Rentokil Initial and be limited to:

(I) the allotment of equity securities in connection with an offer of equity securities to, or an invitation to apply to subscribe for equity securities to, ordinary shareholders (and, if in accordance with their rights the Directors so determine, holders of other equity securities of any class), whether by way of rights issue, open offer or otherwise, where the equity securities respectively attributable to the interests of ordinary shareholders (or holders of other equity securities, if applicable) are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be, held by them, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange; and

(II) the allotment (otherwise than pursuant to sub-paragraph (b)(iii)(I)) of equity securities up to an aggregate nominal amount of £905,216 if the Scheme and the New Rentokil Initial Reduction of Capital becomes effective or up to an aggregate nominal amount of £90,521,590 if the Scheme becomes effective and the New Rentokil Initial Reduction of Capital does not,

but so that the Directors may make an offer or agreement which would or might require equity securities to be allotted after the time referred to in this sub-paragraph (b)(iii) and the Directors may allot relevant securities after such time in pursuance of that offer or agreement; and

(iv) New Rentokil Initial be authorised for the period stated in the resolution to make market purchases of its ordinary shares subject to the maximum number of 90,521,590 and the minimum and maximum price which may be paid for each share as stated in the resolution.

(c) Save as disclosed in this paragraph 2, at the date of this document there has been no issue of share or loan capital of New Rentokil Initial since its incorporation and no share or loan capital of New Rentokil Initial is under option or agreed to be put under option.

(d) At the date of this document, New Rentokil Initial has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of New Rentokil Initial for cash or other consideration.

(e) The New Shares will, when issued, be in registered form and the New Shares will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Shares.

(f) The New Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

(g) No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New Rentokil Initial.

(h) Under the Scheme:

(i) New Rentokil Initial will issue New Shares, credited as fully paid, to the Scheme Shareholders on the following basis:

for each Scheme Share **one New Share**

(ii) The Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

(i) The proposed authorised and issued share capital of New Rentokil Initial as it will be following the Effective Date, and before the New Rentokil Initial Reduction of Capital comes into effect and the gift back to, or repurchase by, New Rentokil Initial, and cancellation of the two ordinary subscriber shares and the redemption of the 50,000 fixed-rate redeemable preference shares referred to in paragraph 2(a) takes place, is as follows:

	Authorised		Issued	
	Number	**Nominal value**	**Number**	**Nominal value**
New Shares	4,100,000,000	£4,100,000,000	1,810,409,098	£18,104,091
Fixed-rate redeemable preference shares	50,000	£50,000	50,000	£50,000

The table set out above assumes no issues of shares by Rentokil Initial or New Rentokil Initial after 22 April 2005 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme.

(j) Rights attaching to the New Shares are summarised in paragraph 8 below.

3. Substantial shareholdings

Insofar as is known to New Rentokil Initial, on 22 April 2005 (being the latest practicable date prior to the publication of this document) the following persons will be, on the Scheme becoming effective, directly or indirectly, interested in three per cent. or more of the share capital of New Rentokil Initial (on the basis of their disclosed existing holdings of Ordinary Shares as at 22 April 2005, being the latest practicable date prior to the publication of this document):

Name of Shareholder	**% of issued ordinary share capital**
Franklin Resources, Inc	13.00
Janus Capital Management LLC	4.25
Legal & General Investment Management Limited	3.56
Davis Selected Advisors LP	3.50
Britel Fund Trustees Limited	3.02

New Rentokil Initial is not aware of any person who, following implementation of the Scheme, directly or indirectly, jointly or severally, exercises or could exercise control over New Rentokil Initial.

4. New Rentokil Initial Directors

General

Save as disclosed in this paragraph 4, none of the Directors performs any activities outside the Group that are significant in respect to the Group.

No Director has:

(a) any unspent convictions relating to indictable offences;

(b) been declared bankrupt or has put forward a proposal for any individual voluntary arrangement;

(c) been a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(d) been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership or been a partner of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(e) been the owner of, or a partner in a partnership which was the owner, of any asset which was subject to receivership at the time or within 12 months preceding such event; or

(f) been subject to any public criticism by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Biographies

The names of the Directors and their biographies are set out below:

Brian D. McGowan Chairman

Aged 60. Chartered Accountant. He was appointed to the Board of New Rentokil Initial on 13 April 2005, having been appointed a director of Rentokil Initial in October 1996, deputy Chairman in May 2002, non-executive Chairman in May 2004 and then Executive Chairman in July 2004. He is still the Executive Chairman of Rentokil Initial but will revert to his former role of non-executive Chairman on 1 May 2005. He is also Chairman of UMECO plc and Catalyst Corporate Finance (UK) Limited and was formerly chief executive of Williams plc and Chairman of House of Fraser plc.

Douglas Flynn Chief Executive

Aged 55. He was appointed to the Board of New Rentokil Initial on 13 April 2005, having been appointed director and Chief Executive of Rentokil Initial with effect on 4 April 2005. He was previously Chief Executive of Aegis Group PLC, having joined the board as a non-executive director in 1999. Prior to this, he spent 13 years with the News Corporation Limited in the UK and Australia, latterly as managing director of News International Plc. Before joining News Corporation Limited he was with ICI for ten years working in Australia and Hong Kong in various management roles.

Roger C. Payne Finance Director

Aged 56. Chartered Certified Accountant. He was appointed to the Board of New Rentokil Initial on 15 March 2005, having been appointed as a director of Rentokil Initial in July 1998 and as finance director in January 2001. He joined Rentokil Initial in December 1986 and became business development director shortly afterwards. He was a regional managing director from January 1991 until the end of 1999, when he became finance director designate. Before joining Rentokil Initial, he held executive appointments with Mars Inc and Société Générale de Surveillance SA. In March 2005, Rentokil Initial announced that Roger Payne intended to take early retirement and step down as Finance Director of Rentokil Initial. He will remain in his current role whilst a successor is sought.

Edward F. Brown Executive Director

Aged 53. He was appointed to the Board of New Rentokil Initial on 13 April 2005, having been appointed as a director of Rentokil Initial in July 1998. He joined Rentokil Initial in 1981 and held numerous executive positions in the company prior to his appointment as a director. He was appointed marketing director in June 2002 and sector managing director in January 2003. Before joining Rentokil Initial, he held executive appointments with British Steel plc, Kwikform Limited and Sedgwick Group plc.

Ian Harley Non-Executive Director

Aged 55. Chartered Accountant. He was appointed to the Board of New Rentokil Initial on 13 April 2005, having been appointed as a director of Rentokil Initial in March 1999. He is a director of British Energy plc, Remploy Limited and is a past President of the Chartered Institute of Bankers. He was also formerly chief executive of Abbey National plc. An independent non-executive director.

Peter J. Long Non-Executive Director

Aged 52. Chartered Management Accountant. He was appointed to the Board of New Rentokil Initial on 13 April 2005, having been appointed as a director of Rentokil Initial in October 2002. He is Chief Executive of First Choice Holidays PLC and a non-executive director of RAC PLC. He is formerly chief executive of Sunworld Limited. An independent non-executive director.

Paul Mason Non-Executive Director

Aged 45. He was appointed to the Board of New Rentokil Initial on 13 April 2005, having been appointed as a director of Rentokil Initial in May 2003. He is President of Levi-Strauss & Co. Europe. He is the former Chief Executive of Matalan plc and previously held a number of executive positions at Asda Group plc., both before and after its acquisition by Wal-Mart, finishing as president and managing director of Asda Wal-Mart UK. Prior to that he held executive positions at Mars and B&Q. An independent non-executive director.

Ronald R. Spinney Non-Executive Director

Aged 64. Chartered Surveyor. He was appointed to the Board of New Rentokil Initial on 13 April 2005, having been appointed as a director of Rentokil Initial in November 1997. He is Chairman of Hammerson plc and of Hanover Real Estate Investment Management Limited. He is also a Crown Estates Commissioner and a non-executive director of Homestyle Group plc, Fuller, Smith & Turner plc and Rockspring Property Investment Managers Limited. An independent non-executive director.

Other directorships and partnerships

Details of those companies and partnerships (excluding any subsidiary thereof and excluding members of the Group) of which the Directors are currently directors or partners or have been directors or partners at any time during the five years prior to the date of this document are as follows:

	Current directorships and partnerships	Previous directorships and partnerships
Brian D. McGowan	UMECO plc Catalyst Corporate Finance (UK) Limited Chubb Security (Pensions) Limited	None
Douglas Flynn	None	Aegis Group PLC Everger Associates Limited
Roger C. Payne	LogicaCMG plc	None
Edward F. Brown	None	None
Ian Harley	British Energy plc J W Educational Limited Remploy Limited South London Church Fund & Southwark Diocesan Board of Finance	Abbey National plc APACS (Administration) Limited Dah Sing Financial Holdings Limited
Peter J. Long	First Choice Holidays PLC RAC PLC	None
Paul Mason	Levi-Strauss & Co. Europe	Matalan plc ASDA Group plc
Ronald R. Spinney	Clayesmore School Limited Hammerson plc Homestyle Group plc Fuller, Smith & Turner plc Kennington Oval Ltd Hanover Real Estate Investment Management Limited Joy To The World Ltd Caryl Jenner Productions Ltd Rockspring Property Investment Managers Limited	British Council for Offices Ltd British Property Federation (Europe) Ltd Hanover Property Unit Trust Limited

5. Interests relating to securities

(a) Set out below are the beneficial interests of the Directors in Ordinary Shares. The interests have been determined as at 22 April 2005 (being the latest practicable date prior to the publication of this document). In the event that the Scheme becomes effective, the Directors will have the same beneficial interests in New Shares as they previously had in Ordinary Shares by virtue of the effect of the Scheme on their existing holdings of Ordinary Shares. Accordingly, the table below reflects both the beneficial interests of the Directors in Ordinary Shares and, should the Scheme become effective, New Shares (in each case, as at 22 April 2005). In the case of Roger Payne, it also reflects the gift back to, or repurchase by, New Rentokil Initial of the one ordinary subscriber share of £1 in New Rentokil Initial that he currently holds. The table does not reflect the extent to which any Directors may have additional beneficial interests by virtue of their participation in the Rentokil Initial Share Schemes. The interests of the Directors in this regard are set out in paragraph 5(b) below.

Name of Director	Number of Ordinary Shares/ New Shares	% of issued Share Capital
Brian D. McGowan	5,000	0.0002
Douglas Flynn	—	—
Roger C. Payne	198,209	0.0109
Edward F. Brown	392,203	0.0217
Ian Harley	2,000	0.0001
Peter J. Long	—	—
Paul Mason	—	—
Ronald R. Spinney	2,000	0.0001
	559,412	0.0330

(b) As at 22 April 2005 (being the latest practicable date prior to the publication of this document) the following Directors held the following options over Ordinary Shares under the Rentokil Initial Share Option Scheme for Key Executives, the Rentokil Initial Share Option Scheme for Key UK Executives and the Rentokil Initial Discretionary Share Option Scheme. Subject to the Scheme becoming effective, they have agreed to exchange their existing options (which remain outstanding and are capable of exercise) for replacement options over an identical number of New Shares.

Name	Date of Grant	Exercise Price (pence)	Exercise Period	Number of Shares
Roger C. Payne	26.09.95	156.867	26.09.98–25.09.05	200,000
	30.05.96	201.135	30.05.99–29.05.06	180,000
	18.04.97	204.634	18.04.00–17.04.07	240,000
	20.04.98	371.670	20.04.01–19.04.08	186,211
	14.05.99	270.000	14.05.02–13.05.09	216,000
	10.05.00	156.500	10.05.03–09.05.10	330,191
	01.03.01	205.250	01.03.04–28.02.11	332,794
	01.03.02	266.750	01.03.05–29.02.12	163,073
	29.08.03	204.500	29.08.06–28.08.13	248,141
	31.08.04	152.000	31.08.07–30.08.14	347,201
	24.03.05	160.500	24.03.08–23.03.15	328,814
				2,772,425
Edward F. Brown	29.05.96	201.135	29.05.99–28.05.06	60,674
	18.04.97	204.634	18.04.00–17.04.07	96,824
	20.04.98	371.670	20.04.01–19.04.08	145,000
	14.05.99	270.000	14.05.02–13.05.09	250,000
	10.05.00	156.500	10.05.03–09.05.10	425,299
	01.03.01	205.250	01.03.04–28.02.11	355,318
	01.03.02	266.750	01.03.05–29.02.12	170,571
	29.08.03	204.500	29.08.06–28.08.13	155,169
	31.08.04	152.000	31.08.07–30.08.14	215,027
	24.03.05	160.500	24.03.08–23.03.15	203,639
				2,077,521

(c) The interests disclosed in this paragraph 5 are based upon the interests of the Directors in the ordinary share capital of Rentokil Initial which (i) have been notified by each Director to Rentokil Initial pursuant to section 324 or section 328 of the Companies Act 1985 before 22 April 2005 (being the latest practicable date prior to the issue of this document), or (ii) are required to be entered in the register referred to in section 325 of the Companies Act 1985, or (iii) are interests of a connected person (within the meaning of section 346 of the Companies Act 1985) of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii), and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

6. Directors' service contracts and remuneration

Service contracts

Set out below are summaries of the executive Directors' existing service contracts with Rentokil Initial:

Brian McGowan

Mr. McGowan's letter of appointment as interim Executive Chairman is dated 24 August 2004 and made between himself and Rentokil Initial. Mr. McGowan's appointment as interim Executive Chairman took effect from 27th July 2004 and will continue until 1 May 2005. Mr. McGowan will then revert to his previous position as part-time non-executive chairman of Rentokil Initial. Mr. McGowan's appointment as Chairman (whether non-executive or executive) can be terminated by Rentokil Initial giving Mr. McGowan notice with immediate effect, or by Mr. McGowan giving Rentokil Initial 6 months' written notice. No compensation or damages are payable to Mr. McGowan if Rentokil Initial terminate his appointment. Mr. McGowan's fee whilst interim Executive Chairman is £750,000 per annum. Mr. McGowan is entitled to a contribution towards the cost of his chauffeur at the rate of £30 per hour whilst driving on Rentokil Initial's business, and a contribution of £500 per month towards the maintenance of a home office. Mr. McGowan is entitled to 30 working days holiday per annum.

Douglas Flynn

Mr. Flynn joined as chief executive of the group on 4 April 2005. The principal terms of employment of Mr. Flynn were set out in an offer of employment made on 4 February 2005 and are as follows:

Mr. Flynn's employment is for an indefinite period and is subject to termination by Mr. Flynn on 6 months' written notice or by the employer on the making of a payment in lieu of notice (***PILON***) equal to 12 months' basic salary and 12 months' benefits (excluding bonus). If a change of control of Rentokil Initial occurs within 24 months of the commencement date, Mr. Flynn is entitled to resign on one month's notice within 12 months of the change of control and if he does so the employer must make a PILON to him equal to 12 months' basic salary and benefits (excluding bonus). If a change of control occurs at any time following the commencement date and the employer terminates Mr. Flynn's employment within 12 months of that change of control then the employer is also obliged to make a PILON equal to 12 months' basic salary and benefits (excluding bonus). Mr Flynn's base salary is £800,000 per annum inclusive of fees and other remuneration relating to his position as an officer of Rentokil Initial. He is entitled to participate in an annual cash bonus arrangement with a maximum bonus entitlement of 100 per cent. of base salary, with a target entitlement of 50 per cent. of base salary. He is entitled to receive an amount equal to 22 per cent. of his base salary by way of pension contributions each year. He is entitled to a fully expensed company car, private medical insurance for himself, his wife and dependant children under the age of 21 (or 25 if in full-time education), participation in a disability plan and life assurance with cover up to 4 times his base salary. He is entitled to 25 working days paid holiday per calendar year.

With effect from the third anniversary of the commencement date, Mr. Flynn will be eligible to participate in any executive long term incentive plan which Rentokil Initial introduces. In addition, a one-off cash and share award has been agreed between Mr. Flynn and Rentokil Initial in order to compensate Mr. Flynn for the loss of his long term incentive benefits with his previous employer and which comprises the following elements:

(a) the first element is the compensatory award which is made up as follows: a cash award of £800,000 payable in two equal instalments during Mr. Flynn's first year of employment and an award of shares, or an award which is to be held in shares by Mr. Flynn (or by a retirement benefit fund or trustee of such a fund on his behalf) equal to 2 times Mr. Flynn's base salary as at the commencement date, released in 3 equal tranches on the first, second and third anniversaries of the start date, subject to his continued employment, and

(b) the second element is an incentive award to be delivered in restricted shares or other form determined by the company under which Mr. Flynn can acquire shares equivalent to 5 times his base salary as at the start date calculated by reference to the average Closing Price over the five dealing days prior to 4 February 2005 vesting in 3 equal tranches on the third, fourth and fifth anniversaries of the start date (subject to his continued employment). The award will be split into two, with vesting subject to the following different TSR conditions: 75 per cent. of the award will be dependent on total shareholder return (***TSR***) against the constituents of the FTSE 100 excluding financial services companies; and 25 per cent. of the award will be dependent on TSR against a selected group of business support service companies. There is nil vesting if performance is less than median, 25 per cent. of shares vest for median performance and 100 per cent. of shares vest for upper quartile performance with pro-rata vesting for performance in between.

Mr. Flynn is subject to post termination covenants which apply for 6 months following the termination of his employment and which prohibit him from soliciting or dealing with clients and customers of the company or any group company, carrying on any competitive business and poaching senior employees of the company or any group company.

Roger Payne

Mr. Payne's service contract is dated 7 March 2002 and made between Mr. Payne and Rentokil Initial. Mr. Payne's employment under the service contract commenced on 12 January 2001 and his continuous employment with Rentokil Initial commenced on 1 December 1986. The employment is for an indefinite period subject to termination by Rentokil Initial giving one year's written notice to Mr. Payne or Mr. Payne giving Rentokil Initial 6 months' written notice. Mr. Payne's salary with effect from 1 January 2005 is £475,020. Mr. Payne is entitled to participate in Rentokil Initial's deferred share award plan. Mr. Payne is entitled to a fully expensed Daimler Sovereign (or comparable) company car. Mr. Payne is entitled to be a member of the Rentokil Initial pension scheme and is entitled to private medical expenses insurance for himself, his wife and his dependent children, and the benefit of a disability plan. Mr. Payne is entitled to participate in Rentokil Initial's share option scheme for UK employees and to participate in Rentokil Initial's approved discretionary share option scheme and discretionary share option scheme. Mr. Payne is entitled to 25 working days paid holiday per calendar year.

Mr. Payne is subject to post termination obligations which restrict him for one year following termination of his employment from being concerned with any business which competes with the business of Rentokil Initial, from soliciting or dealing with clients or customers of Rentokil Initial from being involved in any franchise agreements similar to those entered into by Rentokil Initial, from soliciting employees of Rentokil Initial, or interfering with supplies to Rentokil Initial.

Edward Brown

Mr. Brown's service contract is dated 6 April 1999 and is made between Mr. Brown and Rentokil Initial. Mr. Brown's employment under the service contract commenced on 1 July 1998 and his continuous employment with Rentokil Initial commenced on 5 January 1981. The service contract is for an indefinite period subject to termination by Rentokil Initial giving to Mr. Brown one year's written notice or by Mr. Brown giving to Rentokil Initial 6 months written notice. With effect from 1 January 2005 Mr. Brown's salary under the service contract is £350,200 per annum. Mr. Brown is entitled to a bonus if the earnings per share for Rentokil Initial shares for any financial year show an increase of 10% or more over the earnings per share for the highest previous financial year since the commencement of the service contract. The bonus entitlement is 4% of basic salary as at 31 December in the relevant financial year for every 1% increase (and pro rated) by which the earnings per share of Rentokil Initial exceed 110% of the earnings per share for the highest previous financial year since commencement of the service contract. Mr. Brown is entitled to a fully expensed Daimler Sovereign (or comparable) company car. Mr. Brown is entitled to be a member of the Rentokil Initial pension scheme, to private medical expenses insurance for himself, his wife and his dependent children and to the benefits of a disability plan. Mr. Brown is entitled to participate in Rentokil Initial's share option scheme for UK employees and to participate in Rentokil Initial's share option scheme for key executives and/or the share option scheme for key UK executives. Mr. Brown is entitled to 25 working days paid holiday per calendar year.

Mr. Brown is subject to post termination obligations which restrict him for one year following termination of his employment from being concerned with any business which competes with the business of Rentokil Initial, from soliciting or dealing with clients or customers of Rentokil Initial from being involved in any franchise agreements similar to those entered into by Rentokil Initial, from soliciting employees of Rentokil Initial, or interfering with supplies to Rentokil Initial.

If the Scheme becomes effective, the existing service contracts of the executive Directors who are executive Directors of Rentokil Initial at that time will be transferred to New Rentokil Initial, in each case on the same terms as their existing contracts with Rentokil Initial (as described above).

Non-Executive Directors

The non-executive Directors do not have service contracts. No compensation is payable to any non-executive Director if their contract for services is terminated early. The following table sets out the terms of appointment for the non-executive Directors (including services provided to Rentokil Initial):

	Appointment date of current 3 year term	Expiry date of current 3 year term	Annual fee £'000
Ian Harley	30 May 2002	30 May 2005	40
Peter J. Long	29 May 2003	29 May 2006	35
Paul Mason	29 May 2003	29 May 2006	35
Ronald R. Spinney	27 May 2003	27 May 2007	44

Mr. McGowan will revert to his former position as non-executive Chairman of Rentokil Initial on 1 May 2005. He will be entitled to a fee of £350,000 per annum in his position as non-executive Chairman.

If the Scheme becomes effective, letters of appointment in the same terms as the letters of appointment issued by Rentokil Initial will be issued to the then non-executive Directors by New Rentokil Initial (taking into account any period left to run on the appointment by Rentokil Initial).

Remuneration

The total aggregate of the remuneration paid and benefits in kind granted to the Directors of Rentokil Initial (who are also Directors of New Rentokil Initial) by any member of the Group for the financial year ended 31 December 2004 was £3.143 million.

The amounts payable to the Directors of New Rentokil Initial by any member of the Group for the current financial year under the arrangements in force as at the date of this document is estimated to be £3.957 million. This estimate includes the maximum amounts that could be payable under the Group's performance-related incentive plans. These amounts will vary, depending on the performance of the Group during 2005.

These amounts exclude the costs of the Rentokil Initial pension plans.

There is no arrangement under which a Director has agreed to waive future Rentokil Initial or New Rentokil Initial emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

The total emoluments receivable by the Directors will not be varied as a result of the Scheme.

7. Directors' interests in transactions

No director has or has had any interest in any transactions which are or were unusual in their nature or conditions or significant to the business of New Rentokil Initial or the Group, and which were effected by New Rentokil Initial or any member of the Group (i) during the current or immediately preceding financial year, or (ii) during an earlier financial year and which remain in any respect outstanding or unperformed.

There are no outstanding loans or guarantees granted or provided by Rentokil Initial or New Rentokil Initial or any of their respective subsidiaries for the benefit of any Director.

8. Summary of the Memorandum and Articles of Association of New Rentokil Initial

Memorandum of Association

The Company's principal objects are, among other things, to carry on the business of a holding company and to do all such other things as the directors consider will further the interests of the Company or to be incidental or conducive to the attainment of the Company's objects or all or any of them. The objects of the Company are set out in full in Clause 4 of the New Rentokil Initial Memorandum which is available for inspection as described in paragraph 21 below.

Articles of Association

The New Rentokil Initial Articles, which were adopted on 15 March 2005, contain provisions to the following effect (*inter alia*):

Share rights

Subject to the provisions of the Companies Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restriction as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine.

Subject to the New Rentokil Initial Articles and to the provisions of the Companies Act, the unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the Board.

Rights attaching to New Shares

(a) *Dividends*

Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. Except as otherwise provided by the rights and restrictions attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares on which the dividend is paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid-up on the share. Dividends may be declared and paid in any currency or currencies that the Board shall determine. Subject to the provisions of the Companies Act, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution. The Board may also pay at intervals determined by it, any dividend at a fixed-rate if it appears to the Board that the profits available for distribution justify the payment.

The Board may withhold payment from a person of all or any part of any dividend (including shares issued in lieu of dividend) or other moneys payable in respect of shares in the Company if those shares represent at least a 0.25 per cent. interest in the Company's shares or any class thereof (excluding any shares of that class held as treasury shares) and if, in respect of those shares, such person has been served with a notice (under s212 of the Companies Act) and there has been a failure (whether by such person or by another) to provide the Company with information concerning interest in those shares required to be provided under the Companies Act. Such payment may be withheld from 14 days after the date of service of the notice for so long as the information is not supplied and for up to seven days after the earlier of receipt by the Company of notice of an approved transfer of shares (as defined in the Articles) or due compliance, to the satisfaction of the Board, with the notice under s212. An approved transfer of shares for these purposes is a transfer (i) pursuant to an acceptance of a takeover offer, (ii) where all the shares that are the subject of the transfer are sold to an unconnected third party, or (iii) which results from a sale made through a recognised investment exchange, as defined in FSMA 2000.

The Board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

Except as provided by the rights and restrictions attached to any class of shares, the holders of the Company's shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members *in specie* the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

(b) *Voting rights*

Subject to any rights or restrictions attached to any class of shares by or in accordance with the New Rentokil Initial Articles:

(i) on a show of hands: each member present in person has one vote (save that any holder of deferred share(s) shall not be entitled to vote); and

(ii) on a poll: every member present in person or by proxy (except holders of deferred shares) shall have one vote for each fully paid share of which he is the holder and for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion that the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share.

Unless the Board determines otherwise, a member who has been served with a direction notice (under s212 of the Companies Act) after failure (whether by such member or any other person appearing to be interested in such member's shares) to provide the Company with information concerning interests in those shares required to be provided under the Companies Act, shall (from 14 days after the date of service of the notice and for so long as the information is not supplied and for up to seven days after the earlier of receipt by the Company of notice of an approved transfer of shares (as defined in (a) above) or due compliance, to the satisfaction of the Board, with the notice under s212) not be entitled to attend or vote either personally or by proxy in respect of the shares in relation to which the information has not been supplied.

(c) *Transfer of shares*

The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal. All transfers of uncertificated shares shall be effected in accordance with the Regulations.

The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer (i) is lodged, duly stamped (if stampable), at the office or at another place appointed by the Board accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (ii) is in respect of only one class of shares; and (iii) is in favour of not more than four transferees.

If the Board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company or the instructions of the Operator (as defined in the Regulations) were received.

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

(d) *Variation of rights*

Subject to the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares, rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(e) *Lien and forfeiture*

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The Company may sell, in such manner as the Board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

The Board may from time to time make calls upon the members in respect of any amounts unpaid on their shares. Each member shall, subject to receiving at least 14 clear days' notice, pay to the Company the amount called on his shares. In the event of non-payment, the Board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

(f) *The Redeemable Preference Shares*

The holders of the 50,000 fixed-rate redeemable preference shares are entitled in priority to all other classes of shares in issue from time to time, to be paid a cumulative dividend per fixed-rate redeemable preference share at a rate per annum of 2 per cent. of the share's paid-up nominal value.

On a winding up or other return of capital the holders of the 50,000 fixed-rate redeemable preference shares are entitled, in priority to any holder of any other class of shares in New Rentokil Initial, to receive in full the amounts paid up on such shares from the assets of New Rentokil Initial available for distribution among the shareholders.

Subject to the provisions of the Companies Act, either New Rentokil Initial or Rentokil Initial may redeem the 50,000 fixed-rate redeemable preference shares at any time by giving the holders of the 50,000 fixed-rate redeemable preference shares to be redeemed or New Rentokil Initial respectively notice in writing of the date when such redemption is to be effective.

The holders of the 50,000 fixed-rate redeemable preference shares are not entitled to received notice of, or to attend or vote at, any general meeting of New Rentokil Initial in respect of their holding of the 50,000 fixed-rate redeemable preference shares except if a resolution is to be proposed (i) to wind up New Rentokil Initial or (ii) which varies, modifies, alters or abrogates any of the rights attaching to the 50,000 fixed-rate redeemable preference shares, in which case the holders of the 50,000 fixed-rate redeemable preference shares will have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

Directors

Appointment of directors

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be less than three and shall have no maximum. Directors may be appointed by the Company by ordinary resolution of shareholders or by the Board. A director appointed by the Board holds office only until the next following annual general meeting and if not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

No person other than a director retiring by rotation shall be appointed a director at any general meeting unless (i) he is recommended by the Board; or (ii) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Powers of the Board

Subject to the provisions of the Companies Act, the New Rentokil Initial Memorandum and the New Rentokil Initial Articles and to any directions given by special resolution, the business of the Company shall be managed by the Board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the New Rentokil Initial Memorandum or the New Rentokil Initial Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. A meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

The Board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Age Limit

A person shall be capable of being appointed or re-appointed a director despite having attained the age of 70 or any other age. A director shall not be required to retire by reason only of his having attained any such age and the relevant provisions of the Companies Act shall not apply.

Borrowing powers

The Board may exercise all powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Notwithstanding this, the Directors are required to restrict the borrowings of the Company and its subsidiaries to a borrowing limit, of the higher of (a) £3 billion and (b) an amount equal to two times the aggregate of the Company's (i) paid up share capital and (ii) capital and revenue reserves (adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of its latest audited balance sheet).

Directors' interests

Subject to the provisions of the Companies Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his, a director notwithstanding his office (i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; (ii) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director; (iii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and (iv) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

For these purposes (i) a general notice given to the Board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and (ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Except as set out in paragraphs (a) to (f) below, a director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material.

However, a director shall, notwithstanding such material interest, be entitled to vote in respect of any resolutions relating to:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by the director or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which the director or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award the director any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

A director is entitled to vote on the terms of appointment (including without limitation fixing or varying the terms of appointment) of any director other than his own.

Remuneration of directors

The emoluments of any director holding executive office for his services as such shall be determined by the Board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

The ordinary remuneration for the services of the directors who do not hold executive office (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any director who does not hold executive office and who performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.

The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Indemnity of officers

Subject to the provisions of the Companies Act but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article shall not be treated as void under the Companies Act.

9. Principal differences between the Rentokil Initial Articles and the New Rentokil Initial Articles

The principal differences between the Rentokil Initial Articles and the New Rentokil Initial Articles are explained below. The main reason for the differences is to reflect current practice in relation to articles of association. Many of the differences between the two sets of articles are of a minor or technical nature and have not therefore been included in the summary below.

References to the Article numbers below relate to the relevant provisions of the New Rentokil Initial Articles.

Articles 6–8 (Share warrants to bearer)

These articles will enable New Rentokil Initial to issue share warrants to bearer in respect of any fully paid share.

Article 17A (Redeemable Shares)

This article was inserted to set out rights attaching to the 50,000 fixed-rate redeemable preference shares issued to Rentokil Initial in order for New Rentokil Initial to obtain a trading certificate under section 117 of the Companies Act 1985.

Article 48 (No fee payable on registration)

This article provides that no fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Article 56 (Fractions arising)

This article sets out the powers of the Board in relation to fractions arising as a result of a consolidation or subdivision of the shares. The Board may, on behalf of the shareholders, deal with the fractions as it thinks fit.

Article 67 (General meetings at more than one place)

This article will allow the Board to permit persons entitled to attend general meetings to do so by simultaneous attendance and participation at satellite general meetings anywhere in the world.

Article 68 (Interruption or adjournment where facilities inadequate)

This article provides that (in addition to the powers of adjournment contained under article 79 of the New Rentokil Initial Articles) the chairman may adjourn a general meeting without the consent of the meeting if it appears to him that the facilities at the principal meeting place or any satellite meeting place have become inadequate to allow for the business of the meeting to be properly conducted.

Article 74 (Security)

This article provides that the Board or the chairman may make appropriate arrangements to ensure the security of general meetings, including requiring evidence of identity, searching personal property and restricting items which may be taken into the meeting. The Board or the chairman may refuse entry to the meeting to any person refusing to comply with such arrangements.

Articles 95-101 (Section 212 of the Companies Act: restrictions if in default)

These articles provide the Board with the power to determine, in its absolute discretion, whether to impose sanctions for certain specified periods on a shareholder who has been served with a notice (under section 212 of the Companies Act) after failure to provide New Rentokil Initial with information concerning interests in shares that is required to be disclosed pursuant to the Companies Act within the prescribed periods.

Article 122 (Age limit)

This article provides that no person shall be disqualified from being appointed or re-appointed as a director or be disqualified from being a director by virtue of his age.

Article 137 (Borrowing Powers)

This article includes an amended limit on the borrowings of the Group of the higher of (a) £3 billion and (b) an amount equal to two times the aggregate of the Company's (i) paid up share capital and (ii) capital and revenue reserves (adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of its latest audited balance sheet). Assuming the Scheme and the New Rentokil Initial Reduction of Capital become effective, (b) would amount to approximately £3.6 billion (based on the accounting policies of the Group in force as at 31 December 2004).

Article 138(f) (Disqualification as a Director)

This article provides that if a Director is requested to resign in writing by not less than three-quarters of the other Directors, he must vacate the office of Director.

Article 139 (Power of New Rentokil Initial to remove Directors)

This article allows New Rentokil Initial to remove any Director from office by passing an ordinary resolution to that effect and removing the requirement for any special notice to be given in conjunction with such ordinary resolutions. This article also allows New Rentokil Initial to appoint, by ordinary resolution, another person in place of the Director who has been removed from office in accordance with article 139.

Articles 159 (Meetings by telephone)

This article allows the Directors to be present at a meeting of the Board or committee of the Board if he is able, directly or by telephonic communication, to speak and be heard by all those present simultaneously. The director so present at a meeting is entitled to vote and be counted in the quorum of the meeting.

Article 175 (Declaration and payment in different currencies)

This article grants the Board the power to declare and pay dividends in any currency or currencies that the Board determines. The article also grants the Board the power to determine the exchange rate and relevant date for determining the value of the dividend in any currency.

Article 178 (Scrip dividends)

This article grants the Board the power to offer shareholders the right to elect to receive shares which would be credited as fully paid instead of cash in respect of all or part of any dividend.

Article 186 (Forfeiture of unclaimed dividends)

This article allows New Rentokil Initial to cease sending dividend warrants and cheques to a member if such warrants or cheques have been returned undelivered or left uncashed on two consecutive occasions. New Rentokil Initial may also cease sending dividend warrants and cheques to a member if returned undelivered or left uncashed on one occasion and reasonable enquiries have failed to establish the shareholder's new address.

Article 188 (Record dates)

This article expressly permits New Rentokil Initial or the Board to fix a record date for entitlement to any dividend, distribution or allotment or to any notice to members either before or after the date on which the dividend, distribution or allotment is made or paid or the notice is given, as appropriate.

Article 206 (Notice during disruption of services)

This article provides for the manner in which notices are to be sent to shareholders in circumstances where New Rentokil Initial is unable to effectively convene a general meeting by notices sent through the post in the United Kingdom as a result of a suspension or curtailment of postal services. In such circumstances, notice of the general meeting may be sufficiently given by an advertisement in the United Kingdom in at least one newspaper having a national circulation.

Article 207 (Power of New Rentokil Initial to destroy documents)

This article sets out the types of documents that can be destroyed and the relevant time periods after which they can be destroyed.

Articles 209-212 (Untraced Shareholders)

These articles set out the conditions for New Rentokil Initial to dispose of shares of untraced shareholders and provide the appropriate procedure for carrying out such disposals.

General

Amendments will be made to the Rentokil Initial Articles which are consequential to the Scheme. These amendments are set out in the resolution in the Notice of Extraordinary General Meeting contained in Part 5 of the Scheme Circular.

A copy of the New Rentokil Initial Articles and the Rentokil Initial Articles (as currently in force and as they will be following the proposed amendment at the Extraordinary General Meeting) will be available for inspection as set out in paragraph 21 below.

10. Share Schemes

New Rentokil Initial Share Scheme

From the Effective Date, New Rentokil Initial will operate one new employee share scheme, the New Rentokil Initial SAYE Scheme. This is an Inland Revenue approved savings-related share option scheme approved under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 and mirrors (in all material respects) the provisions of the existing Rentokil Initial SAYE Scheme. Accordingly, shareholder approval of the scheme is not being sought.

The main particulars of the New Rentokil Initial SAYE Scheme are set out below:

Eligibility

All UK resident employees and full-time executive directors of participating companies within the Group who have at least twelve months' continuous employment with a Group company may apply for options under the scheme whenever it is operated. The board may permit other employees and full-time directors of participating companies permitted by the legislation to participate and may amend the period of qualifying service (but not so as to exceed five years).

Invitations

Invitations to participate in the scheme may only be issued within 6 weeks after the approval of the scheme by the board of the Inland Revenue and after the announcement of New Rentokil Initial's annual or half-yearly results.

Exercise price

The exercise price of options shall be the middle market quotation of a New Share derived from the London Stock Exchange Daily Official List for the day before the day on which the board makes the relevant invitation or the day specified in the invitation for this purpose.

Savings contract

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation), from their pay. The number of New Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made plus a bonus payable by the savings institution on maturity of the savings contract.

Exercise period

Options may normally only be exercised during the six month period following the bonus date of the relevant savings contract. This may be after the third, fifth or seventh anniversary of the date of grant depending on the length of the savings contract. In certain circumstances, early exercise of options is permitted in respect of the number of New Shares that may be acquired using the proceeds of the partially completed savings contract. These include where the participant leaves employment with the Group in circumstances of death, injury, disability or redundancy, the company for which the participant works ceasing to be a member of the Group and the business for which the participant works being transferred out of the Group. If a participant leaves employment with the Group within the period of three years following the date of grant, other than in such special circumstances, his option will lapse.

Options may also be exercised in the event of a takeover of New Rentokil Initial or, in certain circumstances, may be exchanged for options over shares in an acquiring company.

Variation of share capital

In the event of any reorganisation of New Rentokil Initial's share capital the number of New Shares under option and/or the exercise price may be adjusted by the Board with the approval of the Inland Revenue, where the auditors for the time being of New Rentokil Initial confirm in writing that the adjustments are, in their opinion, fair and reasonable.

Amendments

The Directors of New Rentokil Initial may at any time amend the scheme provided that, where required to maintain Inland Revenue approval of the Scheme, Inland Revenue approval of the amendment has been obtained.

Duration of the scheme

No further options will be granted under the scheme after the tenth anniversary of its approval by shareholders, but the rights of existing optionholders will not be affected.

Rentokil Initial Share Schemes

Set out below is a summary of the principal features of each of the Rentokil Initial Share Schemes (references to "Schedule 9" are to Schedule 9 to the Income and Corporation Tax Act 1988, now Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003).

(a) The Rentokil Initial Share Option Scheme for Key Executives ("the Approved Scheme")

The Approved Scheme is constituted by its rules. The Approved Scheme is approved by the Inland Revenue under Schedule 9 and was last renewed for a period of 10 years from 8 May 1991 by resolution passed by Rentokil Initial's shareholders on that date. The current rules were amended by resolution of Rentokil Initial's shareholders on 11 May 1999.

Eligibility

Employees (including part-time employees) and salaried directors of the Rentokil Initial Group are eligible to participate in the Approved Scheme.

Grant of Options

Options may be granted for no consideration under the Approved Scheme to acquire Rentokil Initial Ordinary Shares during the period of 30 to 45 days following the announcement of Rentokil Initial's annual or half year results or at such other times as the Rentokil Initial Board shall determine. The options may be granted by the Rentokil Initial Board or by the Rentokil Initial Jersey employees benefit trust. Options granted under the Approved Scheme are personal to the optionholder and may not be transferred or otherwise disposed of by him.

Performance Criteria

The exercise of options granted under the Approved Scheme is subject to objective performance criteria that demonstrate sustained growth of Rentokil Initial. These performance criteria are determined by the Rentokil Initial Directors and notified to the optionholders when the options are granted.

If an option becomes exercisable because of a takeover of Rentokil Initial, or because an optionholder ceases to be employed by a Group company, the option may be exercised notwithstanding that the performance criteria have not been fulfilled.

Subscription Price

The price per Rentokil Initial Ordinary Share at which options may be exercised, as adjusted for subsequent variations in Rentokil Initial's share capital, is the middle market price of a Rentokil Initial Ordinary Share on the last dealing day immediately prior to grant of the option.

Limits

The Approved Scheme is subject to the following limits:

(i) the aggregate market value of Rentokil Initial Ordinary Shares which may be acquired pursuant to subsisting options granted to any eligible executive under the Approved Scheme or under any other approved share option schemes established by Rentokil Initial or the Group (other than a savings-related share option scheme) may not exceed £30,000;

(ii) the maximum number of Rentokil Initial Ordinary Shares which may be issued or are issuable under the Approved Scheme and any other arrangements for the grant of options to Rentokil

Initial Group employees established by any member of the Rentokil Initial Group in general meeting will not exceed 114,172,618 Rentokil Initial Ordinary Shares which was equivalent to 4 per cent. of Rentokil Initial's issued share capital on 31st December 1996 (subject to adjustment as described below to take account of any variations in Rentokil Initial's share capital).

Exercise of Options

Normally an option may be exercised at any time(s) between the third and tenth anniversaries of its date of grant. Options may however be exercised earlier than 3 years from the date of grant within specified periods if an optionholder is permitted to do so under the rules of the Approved Scheme. If an optionholder ceases to be employed by a member of the Rentokil Initial Group he may exercise his options within certain specified periods. If an optionholder dies before or after the expiration of 3 years from the date of grant of any of his options, his personal representatives may exercise his options within one year of the date of his death.

Special provisions apply on a takeover, reconstruction or winding up of Rentokil Initial.

Rentokil Initial Ordinary Shares issued on the exercise of options will rank pari passu with existing Rentokil Initial Ordinary Shares except for any rights attaching to such Rentokil Initial Ordinary Shares by reference to a record date prior to the date of allotment. Rentokil Initial is required to make application for the Rentokil Initial Ordinary Shares issued on exercise of options to be admitted to the Official List.

Variation of Capital

In the event of certain increases or variations in Rentokil Initial's share capital by way of a capitalisation or rights issue or sub-division, consolidation or reduction of capital, such adjustments as Rentokil Initial's auditors confirm in their opinion to be fair and reasonable will be made to the number of Rentokil Initial Ordinary Shares and/or the rights attached to any such shares which are subject to any option and/or to the subscription price and to the number of Rentokil Initial Ordinary Shares specified in sub-paragraph (ii) of the section headed "Limits" above. The Rentokil Initial Board has a discretion to adjust these rights if the limits would be exceeded. Adjustments to be the terms of options granted under the Approved Scheme must be approved by the Inland Revenue.

Amendments

No amendments to the Approved Scheme are effective until they are approved by the Board or the Inland Revenue. The provisions of the Approved Scheme cannot be altered to the advantage of optionholders without the prior approval of the Rentokil Initial Shareholders in general meeting (except for minor amendments to benefit the administration of the Approved Scheme, to take account of a change in legislation to obtain or maintain a favourable tax, exchange control or regulatory treatment for optionholders or for Rentokil Initial or any Group companies). The Approved Scheme may be terminated at any time by the Board or by resolution of Rentokil Initial Shareholders in general meeting and if the Approved Scheme is so terminated no further options shall be offered by Rentokil Initial thereunder but the then existing rights of grantees under the Approved Scheme shall not thereby be affected.

(b) The Rentokil Initial Share Option Scheme for Key Overseas Executives ("the Overseas Scheme")

The Overseas Scheme is constituted by its rules. The Overseas Scheme, which was established in 1989 for certain executives of the Rentokil Initial Group who are not resident in the UK, was approved by resolution of Rentokil Initial Shareholders in general meeting on 25 September 1989 and is not approved by the Inland Revenue. Until its establishment, overseas executives had been granted share options under the Approved Scheme but Schedule 9 effectively limited the total value of shares which could be acquired by overseas executives to £100,000, which was found to be a constraint on Rentokil Initial's ability to motivate overseas executives.

The Overseas Scheme was, like the Approved Scheme, renewed on 8 May 1991 for a period of 10 years and amended by resolution of Rentokil Initial Shareholders in general meeting on 11 May 1999.

The terms of the Overseas Scheme are substantially the same as those of the Approved Scheme, save that the £30,000 limitation on the aggregate market value of the Rentokil Initial Ordinary Shares which may be acquired pursuant to subsisting options as referred to in paragraph (a) above does not apply. The market value of the total number of Rentokil Initial Ordinary Shares which can be acquired by any one executive under the Overseas Scheme is broadly equivalent to eight times his earnings. This is subject to the overriding limit that the total number of Rentokil Initial Ordinary Shares which can be issued pursuant to options granted under all of Rentokil Initial's share option schemes or otherwise is 114,172,618, which was equivalent to 4 per cent. of Rentokil Initial's issued share capital on 31st December 1996 (subject to adjustment to take account of any variations in Rentokil Initial's issued share capital as described in (a) above). The provisions of the Overseas Scheme cannot be altered to the advantage of optionholders without the prior approval of the Rentokil Initial Shareholders in general meeting (except for minor amendments to benefit the administration of the Overseas Scheme, to take account of a change in legislation to obtain or maintain a favourable tax, exchange control or regulatory treatment for optionholders or for Rentokil Initial or any Group companies).

(c) The Rentokil Initial Share Option Scheme for Key UK Executives (the "UK Executive Scheme")

The UK Executive Scheme is constituted by its rules. The UK Executive Scheme was approved by resolution of the Rentokil Initial shareholders on 17 May 1996 and was amended by resolutions passed by the Rentokil Initial Shareholders on 16 May 1997 and 11 May 1999.

The terms of the UK Executive Scheme are substantially the same as those of the Approved Scheme save that the UK Executive Scheme is not approved by the Inland Revenue and the £30,000 limitation on the aggregate market value of the Rentokil Initial Ordinary Shares which may be acquired pursuant to subsisting options as referred to in (a) above does not apply. The market value of the total number of Rentokil Initial Ordinary Shares which can be acquired by any one executive under the UK Executive Scheme or any other share option scheme established by Rentokil Initial may not exceed the greater of the amount which broadly represents eight times his taxable emoluments and £100,000. This is subject to the overriding limit that the total number of Rentokil Initial Ordinary Shares which can be issued pursuant to options granted under all of Rentokil Initial's share option schemes cannot exceed 114,172,618, which was equivalent to 4 per cent. of Rentokil Initial's issued share capital on 31st December 1996 (subject to adjustment to take account of any variations in Rentokil Initial's share capital as described in (a) above).

The provisions of the UK Executive Scheme cannot be altered to the advantage of optionholders without the prior approval of the Rentokil Initial Shareholders in general meeting (except for minor amendments to benefit the administration of the UK Executive Scheme, to take account of a change in legislation to obtain or maintain a favourable tax, exchange control or regulatory treatment for optionholders or for Rentokil Initial or any Group companies).

(d) 2000 Discretionary Share Option Schemes

In 2000 Rentokil Initial adopted the Discretionary Share Option Scheme (the "Discretionary Share Option Scheme") and the Discretionary Approved Share Option Scheme (the "Discretionary Approved Share Option Scheme") (together the "2000 Schemes"). The provisions of the 2000 Schemes are in largely the same form as the older schemes save for the following principal differences:

Dilution Limitations

The maximum number of Rentokil Initial Ordinary Shares which may be issued or are issuable pursuant to options granted under the 2000 Schemes together with shares which have been or can be issued under any other Rentokil Initial employee share schemes in any ten year period is 10 per cent. of Rentokil Initial's issued ordinary share capital. In addition the maximum number of Rentokil Initial Ordinary Shares which may be issued or are issuable pursuant to options granted under the 2000 Schemes together with shares which have been or can be issued under options granted under any other Rentokil Initial employee share option scheme (other than a savings related scheme) is 5 per cent. of Rentokil Initial's issued ordinary share capital in any ten year period.

Performance Criteria

The exercise of options granted under the 2000 Schemes is subject to two levels of performance criteria.

Individual Limits

The limitations on the value of share options which may be held by executives under the Discretionary Share Option Scheme is stated in the scheme rules. The limitation of the value of share options which may be held by an executive under the Discretionary Approved Share Option Scheme is the same as the limitation under the Approved Scheme.

(e) The Rentokil Initial Deferred Share Award Plan

Awards held under the Deferred Share Award Plan are contingent rights for participants to have shares transferred to them. Shares to satisfy awards are held in the Rentokil Initial Employee Share Trust for a deferral period at the end of which they are transferred to the participants. The deferral period is specified in each participant's certificate and may be different for different awards and in respect of different proportions of shares comprised within an award. On a change of control of Rentokil Initial, the deferral period would end and the shares held for participants would be transferred to them immediately. The number or nominal amount of shares subject to an award may be varied to reflect a reconstruction or reorganisation of capital.

11. Material litigation

No member of the Group (including New Rentokil Initial) is or has been engaged in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the financial position of the Group (including New Rentokil Initial), nor is New Rentokil Initial aware of any such proceedings which are pending or threatened by or against any member of the Group.

12. Material contracts

(a) Save as disclosed in sub-paragraph (b) of this paragraph 12, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including the Company) within the two years preceding the date of this document and no other contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including the Company) which contains any provision under which any member of the Group (including the Company) has any obligation or entitlement which is material to the Group (including the Company) as at the date of this document.

(b) Rentokil Initial and New Rentokil Initial entered into a sponsor's agreement with UBS on 26 April 2005 (the ***Sponsor's Agreement***) which sets out the terms on which New Rentokil Initial has appointed UBS as its sponsor for the purposes of the application for Admission. The Sponsor's Agreement contains, *inter alia*, (i) various customary warranties given by Rentokil Initial and New Rentokil Initial to UBS and (ii) a customary indemnity from each of Rentokil Initial and New Rentokil Initial in favour of UBS.

13. Subsidiary and other undertakings

Immediately following implementation of the Scheme, New Rentokil Initial will directly own 100% of the issued share capital of Rentokil Initial and New Rentokil Initial will be the holding company of the Group. The following table shows what, in addition to Rentokil Initial, will be the principal subsidiary undertakings of New Rentokil Initial following the Effective Date. Unless otherwise stated, each of the following subsidiary undertakings will be wholly owned, either by New Rentokil Initial, Rentokil Initial or by one of their subsidiaries

Name	Registered Office	Country of Incorporation	Principal Activities
Dudley Industries Limited	Initial House 150 Field End Road Eastcote Pinner Middlesex HA5 1SD United Kingdom	England & Wales	Facilities Management
Initial Aviation Security Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Security

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Initial Building Services Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Facilities Management
Initial Catering Services Limited[1]	Brige House Mathisen Way Colnbrook Berkshire SL3 0HH United Kingdom	England & Wales	Catering
Initial City Link Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Parcels Delivery
Initial Electronic Security Systems Limited	Shadsworth Road Blackburn Lancashire BB1 2PR United Kingdom	England & Wales	Security
Initial Hospital Services Limited	Garland Road East Grinstead West Sussex RH19 1DY United Kingdom	England & Wales	Hospital Services
Initial Integrated Services Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Facilities Management
Initial Security Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Security
Initial Style Conferences Limited	Wokefield Park Mortimer Reading Berkshire RG7 3AE United Kingdom	England & Wales	Conferencing
Rentokil Initial Services Limited	Initial House 150 Field End Road Eastcote Pinner Middlesex HA5 1SD United Kingdom	England & Wales	Security

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Rentokil Initial UK Cleaning Limited	Initial House Repton Place, White Lion Road Amersham Bucks HP7 9JS United Kingdom	England & Wales	Cleaning
Rentokil Initial UK Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Hygiene, Pest Control, Tropical Plants and Facilities Management
Rentokil Insurance Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Insurance for Property Services
Rentokil IT Hygiene Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Hygiene
Rentokil Office Solutions Limited	Felcourt East Grinstead West Sussex RH19 2JY United Kingdom	England & Wales	Facilities Management
Retail Cleaning Services Limited(2)	Initial House Repton Place White Lion Road Amersham Bucks HP7 9JS United Kingdom	England & Wales	Cleaning
Rentokil Initial Pty Limited	150 Mowbray Road Willoughby New South Wales 2068 Australia	Australia	Hygiene, Pest Control and Tropical Plants
Rentokil Initial GmbH	Ricoweg 30c A-2351 Wiener Neudorf Austria	Austria	Hygiene and Pest Control
Textilservice Pointner GmbH	3362 Amstetten Dieselstrasse 12 Austria	Austria	Hygiene

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Rentokil Initial (Bahamas) Limited	Deloitte & Touche Dehands House P O Box N7120 Nassau Bahamas	Bahamas	Hygiene
Rentokil Initial (Barbados) Limited	The Ernst & Young Building Worthing Corporate Centre Christ Church Barbados	Barbados	Hygiene and Pest Control
Belgian Security Company NV	Nieuwlandlaa n 14 B412 Aarschot 3200 Belgium	Belgium	Security
Initial Security NV	Nijverheidska ai 222 Brussels 1070 Belgium	Belgium	Security
Initial Textiles NV	Lodewijk De Konincklaan 292 Hoogstraten B-2320 Belgium	Belgium	Hygiene
Rentokil Initial NV	Nijverheidska ai 222 Brussels 1070 Belgium	Belgium	Hygiene, Pest Control and Tropical Plants
Rentokil Initial Canada Limited	Suite 810 1 First Canadian P/JCC Toronto Ontario M5X 1A9 Canada	Canada	Hygiene, Pest Control, Tropical Plants and Security
Initial Ecotex sro	V Zahradkach 25 Praha 3 130 00 Czech Rep	Czech Republic	Hygiene
Rentokil Initial A/S	Paul Bergsoes Vej 22 2600 Glostrup Denmark	Denmark	Hygiene, Pest Control and Tropical Plants
Rentokil Initial Limited	47 Terenure Road East Terenure Dublin 6 Ireland	Ireland	Hygiene, Pest Control and Tropical Plants

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Rentokil Initial Limited	P O Box 486 Lot 15 Kaua Road Laucala Beach Estate Suva Fiji	Fiji	Hygiene and Pest Control
Oy Rentokil Initial AB	Porraskuja 1 Vantaa 1740 Finland	Finland	Hygiene, Pest Control and Tropical Plants
Initial BTB SA	145 Rue de Billancourt Boulogne Billancourt 92100 France	France	Hygiene
Initial Delta Sécurité SA	Parc d'Affaires de Dardilly	France	Security
Rentokil Initial SA	3, Rue de Rome Rosny-Sous-Bois 93561 France	France	Hygiene and Pest Control
Rentokil Plantes Tropicale SA	3, Rue de Rome Rosny-Sous-Bois 93561 France	France	Tropical Plants
Rentokil Initial Martinique SARL	Soudon Lamentin Fort de France Martinique 97232 Martinique	French West Indies	Hygiene and Pest Control
Initial Textile Service GmbH & Co KG	Herzforder Str.9 Lingen 49808 Germany	Germany	Hygiene
Rentokil Initial GmbH	Oberhausener Str. 11 Dusseldorf 40472 Germany	Germany	Hygiene, Pest Control and Tropical Plants
Rentokil Initial Hellas EPE	6, Polycratis Rentis Athens 182 33 Greece	Greece	Hygiene and Pest Control

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Felcourt Insurance Co. Limited	P O Box 34 St Martin's House Le Bordage St Peter Port GY1 4AU Guernsey	Guernsey	Insurance
Rentokil Initial Guyana Limited	Lot 8 Charles & Drysdale Streets Charlestown Georgetown Guyana	Guyana	Hygiene and Pest Control
Rentokil Initial Hong Kong Limited	15/F Westley Square 48 Hoi Yuen Road Kwun Tong Kowloon Hong Kong	Hong Kong	Hygiene and Pest Control
PT Calmic Indonesia	Wisma 77, 16th Floor Let. Jend. S. Parman Kav.77 Slipi-Jakarta 11410 Indonesia	Indonesia	Hygiene
PT Rentokil Indonesia	Wisma Kalimanis 11 Floor Suite 1101 JI. M. T. Haryono Kav. 33 Jakarta Selatan 12770 Indonesia	Indonesia	Pest Control
Rentokil Initial Italia SpA	Via del Mare 65 Pomezia (Roma) 40 Italy	Italy	Hygiene and Pest Control
Rentokil Initial Jamaica Limited	8 Terrence Avenue Kingston 10 Jamaica	Jamaica	Hygiene
Nippon Calmic Limited(3)	Kyoritsu Shoji Bldg 1-5-10 Kudan Minami Chiyoda-ku Tokyo 102-0074 Japan	Japan	Hygiene and Pest Control
Rentokil Initial Kenya Limited	Witu Road Off Lusaka Road PO Box 44360-00100 GPO Nairobi Kenia	Kenya	Hygiene and Pest Control

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Rentokil Luxembourg Sarl	Rue de la Ciminterie 1337 Luxembourg	Luxembourg	Hygiene and Pest Control
Rentokil Initial (M) Sdn Bhd	22nd Floor Wisma Cyclecarri 288 Jalan Raja Laut 50350 Malaysia	Malaysia	Hygiene and Pest Control
Initial Dienstverlening Nederland BV	Brugwachter 1 Rotterdam 3034 KD Netherlands	Netherlands	Cleaning
Initial Varel Security BV	Hettenheuvel weg 51 Amsterdam Zuid Oost 1101 BM Netherlands	Netherlands	Security
Initial Hokatex BV	Westeinde 50-52 Voorburg 2275 AE Netherlands	Netherlands	Hygiene
Rentokil Initial BV	Strijkviertel 27 De Meern Utrecht 3454 PP Netherlands	Netherlands	Hygiene and Pest Control
Rentokil Tropical Plants BV	Strijkviertel 27 De Meern 3454 PP Netherlands	Netherlands	Tropical Plants
Rentokil Initial Limited	99 Gavin Street Ellerslie Auckland New Zealand	New Zealand	Hygiene, Pest Control and Tropical Plants
Rentokil Initial Norge AS	Frysjaveien 40 Postboks 24 Okern Oslo N-0508 Norway	Norway	Hygiene, Pest Control and Tropical Plants
Rentokil Initial (Philippines) Inc	27th Floor Discovery Centre #25 ADB Avenue Ortigas Centre Pasig City 1600 Philippines	Philippines	Hygiene and Pest Control

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Rentokil Initial Portugal-Servicos De Proteccao Ambiental Lda	Complexo Industrial de Vialonga Fraccaõ C1 Granja de Alpriate Vialonga 2625 Portugal	Portugal	Hygiene and Pest Control
Rezayat Deborah Saudi Arabia Co. Limited[(3)]	Post Box # 90 Alkhobar 31952 Saudi Arabia	Saudi Arabia	Facilities Management
Rezayat Sparrow Arabian Crane Hire Co. Limited[(3)]	Post Box # 90 Alkhobar 31952 Saudi Arabia	Saudi Arabia	Facilities Management
Rentokil Initial Singapore Pte Limited	16/18 Jalan Mesin 368815 Singapore	Singapore	Hygiene and Pest Control
Rentokil Initial (Pty) Limited[(5)]	2 Stigant Road Claremont 7708 South Africa	South Africa	Hygiene, Pest Control and Tropical Plants
Yu Yu Calmic Co Limited[(4)]	EunHae Bldg.605 Hannam-Dong Youngsan-Ku Seoul, 140-889 South Korea	South Korea	Hygiene
Initial Gaviota SA	Avda Camino de lo Cortao 15 San Sebastian de los Reyes Madrid 28709 Spain	Spain	Hygiene
Limpiezas Initial SA	Avda. Camino de lo Cortao 15 San Sebastian de los Reyes Madrid 28709 Spain	Spain	Cleaning
Rentokil Initial Espana SA.	Avda. Camino de lo Cortao 15 San Sebastian de los Reyes Madrid 28709 Spain	Spain	Hygiene, Pest Control and Tropical Plants

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Rentokil Initial AB	Avestagatan 61 SE-163 53 SPANGA Sweden	Sweden	Hygiene, Pest Control and Tropical Plants
Rentokil Initial AG	Grossächerstrasse 21 Weiningen 8104 Weiningen Switzerland	Switzerland	Hygiene and Pest Control
Rentokil Initial Singapore Pte Limited (Taiwan Branch)	First Floor, No.7 HsinChung Road Nan Kwung area Taipei 115 Taiwan	Taiwan	Hygiene and Pest Control
Rentokil Initial Tanzania Limited	Lugoda Street P O Box 3076 Dar Es Salaam Tanzania	Tanzania	Hygiene and Pest Control
Rentokil Initial (Thailand) Limited	PB Tower 6th Floor 1000/9 Sukumvit 71 Bangkok 10110 Thailand	Thailand	Hygiene and Pest Control
Rentokil Initial (Trinidad) Limited	11 Picton Street Newtown Port of Spain Trinidad	Trinidad	Hygiene and Pest Control
Initial Contract Services Inc	4067 Industrial Park Drive Building 3A Norcross Georgia GA 300071 USA	USA	Cleaning
Initial Electronics Inc	The Corporation Trust Corporation Trust Center 1209 Orange Street Wilmington DE 19801 USA	USA	Security
Initial Healthcare Services LLC	The Corporation Trust Corporation Trust Center 1209 Orange Street Wilmington DE 19801 USA	USA	Hygiene

13. Subsidiary and other undertakings (Continued)

Name	Registered Office	Country of Incorporation	Principal Activities
Initial Tropical Plants Inc	Corporation Trust Center 1209 Orange Street Wilmington Delaware 19801 USA	USA	Tropical Plants
Rentokil Inc — Pest Control Services	The Corporation Trust Corporation Trust Center 1209 Orange Street Wilmington DE 19801 USA	USA	Pest Control
Stanley Smith Security Inc	3355 Cherry Ridge Suite 200 San Antonio Texas TX 78230 USA	USA	Security
Unifreight Limited	Stand 6357 Hermes Road Southerton Harare Zimbabwe	Zimbabwe	Parcels Delivery

Notes:

(1) New Rentokil Initial will hold, directly or indirectly, 75% of the issued shares of this entity.
(2) New Rentokil Initial will hold, directly or indirectly, 51% of the issued shares of this entity.
(3) New Rentokil Initial will hold, directly or indirectly, 49% of the issued shares of this entity.
(4) New Rentokil Initial will hold, directly or indirectly, 50% of the issued shares of this entity.
(5) New Rentokil Initial will hold, directly or indirectly, 74.9% of the issued shares of this entity.

14. Principal establishments

Rentokil Initial owns freehold and leasehold property with a combined book value shown in its last audited accounts (for the year ended 31 December 2004) of £254.3 million. This is comprised of:

Property type	£ million
Freehold land and buildings	214.6
Long leasehold land and buildings	4.7
Short leasehold land and buildings	35.0

Rentokil Initial operates through a branch network located in over 40 countries and no single establishment accounts for more than 10 per cent. of net turnover or production.

15. Information on the CREST Settlement System

CREST, the computerised paperless system for settlement of sales and purchase of securities in the London securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Regulations as a "relevant system". CREST is the first "relevant system" and is operated by

15. Information on the CREST Settlement System (Continued)

CRESTCo. The holding and transfer of New ADRs in the US, London and elsewhere will be unaffected by the Regulations and CREST.

The New Rentokil Initial Articles contain specific provisions to enable the New Shares to be dematerialised into a relevant system, including CREST. A copy of the New Rentokil Initial Articles is available for inspection as described in paragraph 21 below.

The Directors have resolved to enable any or all of the New Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Company's Registrars, Capita Registrars, will continue to register written instruments of transfer and issue share certificates in respect of New Shares held in certificated form.

It is currently anticipated that the New Shares will be eligible to join CREST with effect immediately upon admission to the Official List.

16. UK taxation

General

The following summary is intended as a general guide only and relates only to certain UK tax consequences of holding the New Shares. It is based on current UK tax law and the current practice of the UK Inland Revenue, both of which are subject to change, possibly with retrospective effect. The summary is intended to apply only to shareholders who are resident in the UK for UK tax purposes, who hold the New Shares as investments and who are the beneficial owners of the New Shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies or collective investment schemes. Any shareholders or prospective shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and/or disposition of the New Shares and/or who are subject to tax in a jurisdiction other than the UK should consult their own independent tax advisers.

Dividends

Under current tax law New Rentokil Initial will not be required to withhold tax at source from dividend payments it makes.

(a) *Individuals*

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from New Rentokil Initial will generally be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the net dividend and the tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to one-ninth of the cash dividend paid, or 10 per cent. of the gross dividend.

A UK resident shareholder who is liable to income tax at the starting, lower or basic rate will be subject to income tax on dividends paid by New Rentokil Initial at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. If and to the extent that a UK resident individual shareholder is liable to pay income tax at the higher rate he will be subject to income tax on the gross dividend at 32.5 per cent. After taking into account the tax credit, such a shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (an effective tax rate of 25 per cent. of the net cash dividend received).

Shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit.

(b) *Companies*

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from New Rentokil Initial. A corporate shareholder will not be able to claim repayment of the tax credit attaching to any dividend.

16. UK taxation (Continued)

Capital gains

A disposal of New Shares by a shareholder who is either resident or (in the case of individuals) ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through (in the case of individuals) a branch or agency or (in the case of companies) a permanent establishment, for the purposes of which the New Shares have been used, held or acquired may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains. A shareholder who is an individual and who has ceased to be resident and ordinarily resident (in circumstances where such individual, whilst resident or ordinarily resident, has not been Treaty non-resident) in the UK for tax purposes for a period of less than five years and who disposes of the New Shares during that period may also be liable on their return to the UK to any capital gain realised (subject to any available exemption or relief).

UK inheritance and gift taxes

New Shares beneficially owned by an individual will be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the New Shares are the subject of a gift by such individual even where the individual shareholder is neither domiciled nor deemed to be domiciled in the UK under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlement made more than seven years before the death of the donor. UK inheritance tax is chargeable on shares situated in the UK at the time of the death or gift. Registered shares are situated where they are registered, which is generally the place where the share register is maintained and where transfer of the shares can be legally executed. As the Group's share register will be maintained in the UK, the New Shares will be assets situated in the UK for the purposes of UK inheritance tax. Special rules also apply to close companies and to trustees of settlements who hold New Shares bringing them within the charge to inheritance tax.

Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any New Shares through trust arrangements.

Shareholders should also seek professional advice in a situation where there is a potential for a double charge to UK inheritance tax and an equivalent tax in another country.

Stamp duty and stamp duty reserve tax (SDRT)

Holders of New Shares will be registered on the register of New Rentokil Initial in the UK. Persons who are a "system member" of CREST (as defined in the relevant regulations) may elect to hold their New Shares through CREST for trading on the main market.

(a) *New Shares registered on the Group's UK share register*

No liability to stamp duty or SDRT will generally arise on the issue by New Rentokil Initial of the New Shares pursuant to the Scheme.

Stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the next multiple of £5) is payable on an instrument transferring New Shares. A charge to SDRT will also arise on an agreement to transfer New Share (at the rate of 0.5 per cent. of the agreed amount or value of the consideration paid). The charge to SDRT will arise on the date the contract is made (or, in the case of a conditional agreement, on the date the condition is satisfied), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that an instrument is (or instruments are) executed in pursuance of the agreement and the instrument or instruments transfer all the New Shares to which the agreement related to the person agreeing to purchase those New Shares and the instrument or instruments is or are duly stamped within six years of the date on which the charge to SDRT arises. SDRT and UK stamp duty are usually paid by the purchaser. Higher rates may apply in certain circumstances.

16. UK taxation (Continued)

(b) *New Shares held through CREST*

Under the CREST system, no stamp duty or SDRT will arise on a transfer of New Shares into the system unless such transfer is made for a consideration in money or money's worth in which case a liability to SDRT (usually at a rate of 0.5 per cent. of the value of the consideration given) will arise. Paperless transfers of New Shares within CREST will generally be liable to SDRT at a rate of 0.5 per cent. of the value of the consideration. CREST is obliged to collect SDRT from (usually) the purchaser of the New Shares on relevant transactions settled within the system.

(c) *New Shares held through Clearance Service or Depositary Receipt Arrangements*

Where New Shares are issued or transferred (a) to, or to a nominee for a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of transfer) or SDRT (in the case of transfer or an issue) will be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the New Shares (rounded up to the next £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance service providers may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (generally 0.5 per cent. of the consideration paid) to apply to issues or transfers of New Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to issues or transfers of New Shares into the clearance service and instead of the exemption from SDRT on transfers of New Shares whilst in the service.

The above comments are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer New Shares to charities will not generally give rise to stamp duty or SDRT.

PEPs and ISAs

If you currently hold Scheme Shares in a PEP or an ISA you should note that the New Shares should qualify for inclusion in a PEP or in the stocks and shares component of an ISA.

If you do not hold Scheme Shares in a PEP or an ISA you should note that the New Shares should qualify for inclusion in the stocks and shares component of an ISA.

17. US taxation

The following discussion is a summary based on present law of certain United States federal income tax considerations relevant to (i) the cancellation of Ordinary Shares and the issue of New Shares pursuant to the Scheme and (ii) the ownership of Rentokil Initial ADRs on the Effective Date. The discussion addresses only US Holders (as defined below) that hold Ordinary Shares, and will hold New Shares and/or Rentokil Initial ADRs, as capital assets and use the US dollar as their functional currency. It does not address US Holders that hold Ordinary Shares or Rentokil Initial ADRs as part of the business property of a permanent establishment located in the United Kingdom. It does not consider the circumstances of particular holders, some of which (such as: US expatriates; banks; insurance companies; securities dealers; traders in securities that elect to mark to market; tax-exempt organisations; persons holding the Ordinary Shares or Rentokil Initial ADRs as part of a hedge, straddle, conversion, or other integrated financial transaction or constructive sale transaction; person subject to the alternative minimum tax or persons holding 10 per cent. or more of the capital stock of New Rentokil Initial) are subject to special tax regimes. The discussion is a general summary and does not address United States state or local taxes or United States federal taxes other than income tax. It is not a substitute for tax advice. **Holders of Ordinary Shares or Rentokil Initial ADRs should consult their own tax advisers about the United States federal, state, local**

and foreign tax consequences of the cancellation of Ordinary Shares and the issue of New Shares pursuant to the Scheme and/or their ownership of Rentokil Initial ADRs on the Effective Date.

As used here, ***US Holder*** means a beneficial owner of Ordinary Shares that either has its Ordinary Shares cancelled and is issued New Shares pursuant to the Scheme or a beneficial owner of Rentokil Initial ADRs at the time the Scheme becomes effective and for United States federal income tax purposes is (i) an individual who is a US citizen or resident, (ii) a corporation (or other business entity treated as a corporation for United States federal income tax purposes) created or organised in the United States or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a US person and the primary supervision of a US court, or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

Assuming the US Depositary complies with its obligations, holders of Rentokil Initial ADRs will be treated for all US federal income tax purposes as owners of the Ordinary Shares underlying the Rentokil Initial ADRs.

The Scheme

A US Holder that owns less than 5 per cent. by vote and value of the share capital of New Rentokil Initial directly, indirectly, or by attribution on the Effective Date should not recognise any gain or loss in respect of the cancellation of Ordinary Shares and the issue of New Shares pursuant to the Scheme. Such a US Holder's basis in its New Shares received should be the same as its tax basis in the Ordinary Shares which were cancelled under the Scheme. Its holding period for the New Shares should include the holding period for the Ordinary Shares cancelled. A US Holder who owns New Rentokil Initial ADRs on the Effective Date should have the same basis in the Rentokil Initial ADRs immediately after the Scheme that it had immediately before the Scheme and its holding period with respect to the Rentokil Initial ADRs should include the period that it held the New Rentokil ADRs before the Effective Date.

A US Holder that owns 5 per cent. or more by vote and value of the share capital of New Rentokil Initial directly, indirectly, or by attribution will be required to enter into a gain recognition agreement with the US Internal Revenue Service in order to avoid recognition of gain in the year that the Scheme becomes effective. If such a US Holder does not enter into a gain recognition agreement, such a US Holder will recognise gain on the cancellation of Ordinary Shares and the issue of New Shares in the year that the Scheme becomes effective equal to the fair market value of the New Shares less the US Holder's adjusted basis in its Ordinary Shares. A gain recognition agreement will require a US Holder to agree that, if prior to the close of the fifth year following the year that the Scheme became effective, New Rentokil Initial disposes of the Ordinary Shares in whole or in part (or is deemed to have done so), the US Holder must amend its return for the year in which the Scheme became effective, to recognise the gain realised as described above, and pay any tax, together with interest, from the due date of the original return.

Information reporting

Each US Holder will be required to retain certain records and file with its US federal income tax return a statement setting forth certain facts relating to the Scheme.

18. Danish Tax clearance

The following information is not intended to be a general guide as to the Danish tax consequences of holding the New Shares. It is intended to apply only to shareholders in Rentokil Initial who are resident in Denmark for Danish tax purposes. Any shareholders or prospective shareholders who require general information as to the Danish tax position regarding the acquisition, ownership and/or disposition of the New Shares should consult their own independent tax advisers.

Under general Danish tax law the cancellation of Scheme Shares and the issue of New Shares will be treated as a disposal of the Scheme Shares and depending on the particular circumstances, such an exchange may give rise to a charge to Danish tax.

However, Rentokil Initial has applied to the Danish Central Customs and Tax Administration for permission for the cancellation of the Scheme Shares and the issue of New Shares to be treated as a tax-exempt share exchange for Danish tax purposes. This permission has been granted in accordance with

18. Danish Tax clearance (Continued)

section 13(1) and (2) of the Danish Capital Gains Tax Act (Consolidated Act No. 974 of 21 September 2004). Accordingly, the cancellation of the Scheme Shares and the issue of the New Shares to you will be exempt from Danish tax, in consequence of which the New Shares received by a shareholder will for Danish tax purposes be deemed to be acquired at the same time, and for the same consideration, as the Rentokil Initial Shares being cancelled.

If a shareholder wishes the exchange to be considered as a taxable disposal in whole or in part, shareholders may achieve this by treating the exchange as a taxable disposal in their tax return for the year 2005.

19. Consents

UBS has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion of its report set out in Part 4 and the references thereto and to its name in the form and context in which they appear and has authorised the contents of that part of the listing particulars for the purposes of Regulation 6(1)(e) of FSMA 2000 (Official Listing of Securities) Regulations 2001 as amended.

20. Costs

The total cost (exclusive of any amounts in respect of value added tax) payable by Rentokil Initial and/or New Rentokil Initial in connection with the Scheme and the listing of New Rentokil Initial are estimated to amount to approximately £2.7 million. Given the inter-relationship between the Scheme and the listing of New Rentokil Initial, it is not practicable to separate costs attributable solely to the Scheme and the listing of New Rentokil Initial. There are no amounts payable to financial intermediaries.

21. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the registered office of Rentokil Initial and New Rentokil Initial (both at Felcourt, East Grinstead, West Sussex RH19 2JY) during normal business hours on any business day from the date of this document until the Scheme is completed or lapses and will also be available for inspection at the Court Meeting and the Extraordinary General Meeting:

(a) the Memorandum and Articles of Association of Rentokil Initial (as currently in force, and as they will be following the proposed amendment at the Extraordinary General Meeting);

(b) the current Memorandum and Articles of Association of New Rentokil Initial;

(c) the rules of the New Rentokil Initial Share Scheme;

(d) the rules of the Rentokil Initial Share Schemes;

(e) the service contracts referred to in paragraph 6 above;

(f) the accountant's report set out in Part 4 of this document;

(g) the consent letters referred to in paragraph 19 above;

(h) the audited consolidated financial statements of Rentokil Initial for the three financial years ended 31 December 2004, 31 December 2003 and 31 December 2002;

(i) the Scheme Circular; and

(j) this document.

26 April 2005

PART 6: DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise.

Admission	admission of the New Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange
Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 and issued by the London Stock Exchange (as amended from time to time) containing, *inter alia*, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
ADR	American Depositary Receipt
Annual General Meeting or *AGM*	the annual general meeting of Rentokil Initial convened for 26 May 2005, notice of which has been sent to shareholders of Rentokil Initial, and any adjournment thereof
the Board or *the Directors*	the directors of New Rentokil Initial as at the date of this document, whose names are set out on page 4 of this document
business day	a day (excluding Saturday or Sunday) on which banks generally are open for business in the City of London for the transaction of normal banking business
Closing Price	the closing middle market quotation of the relevant share as derived from the Daily Official List of the London Stock Exchange or the London Stock Exchange's website
Combined Code	the combined code on corporate governance appended to the Listing Rules
Companies Act	the Companies Act 1985, including any statutory modification or re-enactment thereof for the time being in force
Company's Registrars	Capita Registrars, a trading division of Capita IRG Plc
Court	the High Court of Justice of England and Wales
Court Hearing	the hearing of the petition to sanction the Scheme by the Court
Court Meeting	the meeting, notice of which is set out in Part 4 of the Scheme Circular, of the holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve the Scheme, and any adjournment thereof
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
CRESTCo	CRESTCo Limited
Effective Date	the date on which the Scheme becomes effective in accordance with Clause 8 of the Scheme, expected to be 21 June 2005
Exchange Act	the United States Securities Exchange Act of 1934, as amended

Extraordinary General Meeting	the extraordinary general meeting of Rentokil Initial convened for 26 May 2005, notice of which is set out in Part 5 of the Scheme Circular, to consider and, if thought fit, approve, a special resolution required *inter alia*, to give effect to the Scheme, and any adjournment thereof
FSMA 2000	Financial Services and Markets Act 2000
Group	before the Effective Date, Rentokil Initial and its subsidiary undertakings and, from the Effective Date, New Rentokil Initial and its subsidiary undertakings
holder	a registered holder, including any person(s) entitled by transmission
in certificated form	in relation to a share or other security, a share or other security which is not in uncertificated form
ISA	individual savings account
Listing Rules	the rules and regulations of the UKLA made under Part VI of FSMA 2000 as amended from time to time
London Stock Exchange	London Stock Exchange plc
New Ordinary Shares	the Ordinary Shares of Rentokil Initial created following the cancellation of the Scheme Shares which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the Ordinary Shares cancelled
New Rentokil Initial or *the Company*	Rentokil Initial 2005 plc, a company incorporated in England and Wales with registered number 5393279, which, conditional upon the Scheme becoming effective, will be renamed Rentokil Initial plc
New Rentokil Initial Articles	the Articles of Association of New Rentokil Initial
New Rentokil Initial Memorandum	the Memorandum of Association of New Rentokil Initial
New Rentokil Initial Reduction of Capital	the proposed reduction of capital of New Rentokil Initial under section 135 of the Companies Act 1985 described in paragraph 9 of Part 1 of this document
New Rentokil Initial Shareholder	a holder of New Shares
New Rentokil Initial Share Scheme	the New Rentokil Initial SAYE Scheme
New Shares	means: (i) prior to the New Rentokil Initial Reduction of Capital, the ordinary shares of £1 each (or such lower nominal value as the Directors may decide prior to the date on which the Court is asked to sanction the Scheme) in New Rentokil Initial to be allotted and issued pursuant to the Scheme; and (ii) following the New Rentokil Initial Reduction of Capital becoming effective, the ordinary shares of 1 penny each in New Rentokil Initial
Official List	the list maintained by the UKLA pursuant to Part VI of FSMA 2000
Ordinary Shareholder	a registered holder of Ordinary Shares
Ordinary Shares	the ordinary shares of 1 penny each in the capital of Rentokil Initial

pence, penny, £ or sterling	the lawful currency of the United Kingdom
PEP	Personal Equity Plan
Proposals	the proposed reorganisation of the Group involving the Scheme and the subsequent New Rentokil Initial Reduction of Capital, as described in Part 1 of this document
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
Rentokil Initial	Rentokil Initial plc, a company incorporated in England and Wales with registered number 224814 which, conditional upon the Scheme becoming effective, will be renamed Rentokil Initial 1927 plc, or, as the context may require, the Group
Rentokil Initial ADRs	ADRs issued by the US Depositary in respect of and representing five Ordinary Shares before the Effective Date and five New Shares from the Effective Date
Rentokil Initial Articles	the Articles of Association of Rentokil Initial
Rentokil Initial Share Schemes	The Rentokil Initial Share Option Scheme for Key Executives, the Rentokil Initial Share Option Scheme for Key Overseas Executives, the Rentokil Initial Share Option Scheme for Key UK Executives, the Rentokil Initial Share Option Scheme for UK Employees, the Rentokil Initial Approved Discretionary Share Option Scheme and the Rentokil Initial Discretionary Share Option Scheme and the Rentokil Initial Deferred Share Award Plan
Scheme	the scheme of arrangement in its present form as set out in Part 3 of the Scheme Circular or with or subject to any modification, addition or condition approved or imposed by the Court
Scheme ADR	an ADR which represents Scheme Shares
Scheme Circular	the circular sent to Ordinary Shareholders dated 26 April 2005 containing, *inter alia*, the Scheme, Notice of the Extraordinary General Meeting and Notice of Court Meeting
Scheme Record Date	the later of 20 June 2005 and the business day immediately preceding the Effective Date
Scheme Record Time	6.00 p.m. (UK time) on the Scheme Record Date
Scheme Shareholder	a holder of Scheme Shares as appearing in the register of members of Rentokil Initial at the Scheme Record Time
Scheme Shares	means: (a) all the Ordinary Shares in issue at the date of the Scheme; (b) all (if any) additional Ordinary Shares in issue at the Scheme Voting Record Time; and (c) all (if any) further Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for by Clause 1 of the Scheme in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound

Scheme Voting Record Time	6.00 p.m. (UK time) on 24 May 2005 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting
SEC	the US Securities and Exchange Commission
Securities Act	the United States Securities Act of 1933, as amended
UBS or *UBS Investment Bank*	UBS Limited
UK or *United Kingdom*	the United Kingdom of Great Britain and Northern Ireland
UKLA	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA 2000
uncertificated or *in uncertificated form*	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
US, USA or *United States*	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
US Depositary	The Bank of New York, including where the context requires, its nominee
US$	United States Dollars, the lawful currency of the United States